Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the U.S. Securities and Exchange Commission on May 14, 2025
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ALASKA SILVER CORP.
(Exact name of Registrant as specified in its charter)
British Columbia	1040	87-4818470
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
1500-1111 West Hastings St,
Vancouver, British Columbia, V6E 2J3
Canada
(520) 200-1667
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Kit Marrs
Chief Executive Officer and President
Alaska Silver Corp.
3573 East Sunrise Dr. Suite 233,
Tucson, Arizona, 85718
United States of America
(520) 200-1667
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Daniel M. Miller
Dorsey & Whitney LLP
Suite 855 – 1095 W. Pender Street
Vancouver, BC V6E 2M6
Canada
(604) 630-5199
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large Accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected to opt out of the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Exchange Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
SUBJECT TO COMPLETION, DATED [•], 2025
PRELIMINARY PROSPECTUS
Up to [•] Subordinate Voting Shares
and
[•] Warrants to Purchase Subordinate Voting Shares
Alaska Silver Corp.
We are offering [•] of our subordinate voting shares, together with [•] warrants to purchase [•] subordinate voting shares, pursuant to this prospectus at a public offering price of $[•] per subordinate voting share and warrant on a best efforts basis. Each warrant is exercisable to purchase [one] subordinate voting share at an exercise price of $[•], will be exercisable upon issuance and will expire [•] years from the date of issuance. The subordinate voting shares and warrants will be separately issued, but the shares and warrants will be issued and sold to purchasers. This prospectus also relates to the offering of the subordinate voting shares issuable upon exercise of warrants.
Our subordinate voting shares are currently quoted under the symbol “WAM” on the TSX Venture Exchange, or “TSXV”. We have applied to list our common stock on the OTCQB Venture Markets (“OTCQB”). We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.
This offering will terminate on [•] or such earlier date as we determine.
Investing in our securities involves a high degree of risk. Please read “Risk Factors” beginning on page 8 of this prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per subordinate voting share and related warrant	Total
Public offering price(1)
Placement Agent fees(2)
Proceeds, before expenses, to us(3)

(1)
The assumed combined public offering price is $[•] per subordinate voting share and related warrant.

(2)
This represents a cash fee equal to [•]% of the aggregate purchase price paid by investors in this offering. This does not include warrants that are issuable by us to the placement agent or its permitted designees to purchase up to a number of subordinate voting shares equal to [•]% of the shares sold in this offering, exercisable at a price per share equal to [•]% of the public offering price of the subordinate voting shares offered hereby (the “Placement Agent Warrants”) or certain out-of-pocket expenses of the placement agent that are reimbursable by us. See “Plan of Distribution” beginning on page 81 for additional information regarding Placement Agent compensation.

(3)
The amount of proceeds, before expenses to us does not give effect to any exercise of the warrants.

The Placement Agent expects to deliver the subordinate voting shares on or about             , 2025.
[•]
Prospectus dated         , 2025.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
i

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ABOUT THIS PROSPECTUS AND EXCHANGE RATES
Neither we nor the Placement Agent have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we may have referred you in connection with this offering. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Placement Agent are making an offer to sell or seeking offers to buy these securities in any jurisdiction where, or to any person to whom, the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.
We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports
Unless otherwise indicated, references in this prospectus to “$”, “dollars”, or “United States dollars” are to United States dollars. Canadian dollars are referred to herein as “Canadian dollars” or “C$”.
The high, low average and closing rates for exchanging Canadian dollars into United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:
	Year Ended December 31		Quarter Ended March 31, 2025
	2024	2023
High for period	$0.7510	$0.7617	$0.7059
Low for period	$0.6937	$0.7207	$0.6848
Average rate for period	$0.7302	$0.7410	$0.6968
Rate at end of period	$0.6950	$0.7383	$0.6956
On December 31, 2024, the Bank of Canada daily rate of exchange was $1.00 = C$1.4389 or C$1.00 = $0.6950.
On March 31, 2025, the Bank of Canada daily rate of exchange was $1.00 = C$1.4376 or C$1.00 = $0.6956.
On [•], 2025, the Bank of Canada daily rate of exchange was $1.00 = $[•] or C$1.00 = $ [•].

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
PROSPECTUS SUMMARY
This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before investing in our securities. If any of the following risks materialize, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our securities could decline, and you could lose part or all of your investment.
Unless the context indicates otherwise, as used in this prospectus, the terms “Alaska Silver,” “the Company,” “we,” “us,” “our,” “our company” and “our business” refer to Alaska Silver Corp.
Our Company
Overview
We are a mineral exploration company. Our portfolio consists of five mineral deposits, which contain gold, silver, copper, lead, and zinc at varying stages of exploration and deposit styles, including a Carbonate Replacement Deposit (CRD) and a past-producing oxide gold mine. We hold all claims in the district, which is located in western Alaska near the Yukon River, covering approximately 73,120 acres. Our mineral deposits include Round Top Property, Alaska; Illinois Creek Mine Project, Alaska; and Honker Property, Alaska. The Round Top Property consists of 92 state mineral claims, located in the Mount McKinley and Nulato mining districts of Alaska. The Honker Property consists of 24 state mineral claims, located in the Mount McKinley mining district of Alaska. Our Illinois Creek Project, which is located in the Mount McKinley mining district of Alaska. Our exploration target projects in Alaska include Paw Print and Khotol Property.
Corporate Information
We were incorporated in the province of British Columbia on April 8, 2020, under the Business Corporations Act of British Columbia, or “BCBCA”. Our subordinate voting shares are listed for trading on the TSXV under the symbol “WAM”. Our telephone number is (520) 200-1667. Our head office is located at 1500-1111 West Hastings St, Vancouver, British Columbia, V6E 2J3 Canada. Our website address is www.alaskasilver.com. The contents of our website are not part of this prospectus.
Organizational Structure
We have one directly-held wholly-owned subsidiary, Western Alaska Copper & Gold (“WAC&G”), and one indirectly-held wholly owned subsidiary, Piek Incorporated (“Piek”). WAC&G exists under the laws of Alaska and carries out exploration activities in Alaska.
Our organizational chart is as follows:

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
Additional Information
You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the subordinate voting shares and warrants only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this document, regardless of the time of delivery of this prospectus or any sale of the subordinate voting shares and warrants. Our business, financial condition, results of operations, and prospects may have changed since the date of this prospectus.
Implications of Being an Emerging Growth Company
As a company with less than $1.235 billion in revenues during our last fiscal year, we qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act, or the “JOBS Act”, enacted in 2012. As an emerging growth company, we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:
•
being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•
reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

•
exemption from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure; and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We elected to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.
We may take advantage of these exemptions for up to five years. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.
To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, which we refer to as the “Exchange Act”, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.
Implications of Being a Smaller Reporting Company
Rule 12b-2 under the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:
•
had a public float of less than $250 million as of the last business day of our most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of our voting

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or
•
in the case of an initial registration statement under the Securities Act or the Exchange Act, for shares of our common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated initial public offering price of the shares; or

•
in the case of an issuer whose public float as calculated under the previous two bullet points was zero or less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

We believe that we are a smaller reporting company, and as such that we will not be required to and may not include a Compensation Discussion and Analysis section in our proxy statements; we will provide only two years of financial statements; and we need not provide the table of selected financial data. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies. These “scaled” disclosure requirements may make our securities less attractive to potential investors, which could make it more difficult for our security holders to sell their securities.
Summary Risk Factors
We and our business are subject to material risks, which could cause actual results, performance and achievements to differ materially from those anticipated. See the risk factors set forth in the section entitled “Risk Factors” in this prospectus. These risks can be summarized as follows:
Risks related to the Offering
•
There is no public market for the warrants being offered in this offering.

•
Holders of our warrants will have no rights as a holder of our subordinate voting shares until they acquire our subordinate voting shares.

•
The warrants offered by this prospectus may not have any value.

•
Investors in this offering may experience immediate dilution in the book value per share of the subordinate voting shares purchased in the offering.

•
Our management might apply the net proceeds from this offering in ways with which you do not agree and in ways that may impair the value of your investment.

•
This is a reasonable best efforts offering, with no minimum amount of securities required to be sold, and we may sell fewer than all of the securities offered hereby.

•
The price of our subordinate voting shares is likely to be significantly affected by short-term changes in mineral prices or in financial condition or results of operations as reflected in our quarterly earnings reports.

Risks Related to our Securities
•
The price of our securities, our financial results, and our access to the capital required to finance our exploration activities may in the future be adversely affected by declines in the price of precious and base metals.

•
We may choose to raise capital through acquisitions or equity, resulting in dilution to existing shareholders.

•
Sales of a large number of subordinate voting shares in the public markets, or the potential for such sales, could decrease the trading price of the subordinate voting shares and could impair our ability to raise capital through future sales of subordinate voting shares.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
•
The occurrence of a significant event which disrupts the production of mineral resources at our properties and the subsequent sale thereof for an extended period, could have a material negative impact on our business, financial condition and results of operations.

•
Proposed legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact us and the value of the subordinate voting shares.

•
No dividends on the subordinate voting shares have been paid by us to date.

Risks Related to our Business
•
We face liquidity concerns at any time.

•
Mining operations generally involve a high degree of risk and there is no certainty that the expenditures to be made by us towards the exploration and evaluation of gold or other minerals will result in discoveries or production of commercial quantities of gold or other minerals.

•
Our properties have no established mineral reserves and there can be no assurance that any of our projects can be mined profitably.

•
Our business is strongly affected by the world market price of gold and silver and there can be no assurance we will be able to develop our properties.

•
We have no operating cash flow and there can be no assurance we will ever achieve profitability.

•
There are significant uncertainties regarding the price of gold and silver and the availability of equity financing for the purposes of mineral exploration and development and these economic trends may limit our ability to develop and/or further explore mineral properties.

•
The development and exploration of our properties may require substantial additional financing and failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of our projects.

•
We may be unable to make the payments required under the Piek Promissory Note (as defined below) and as a result we may be in default under the Piek Promissory Note.

•
Equipment failures, natural disasters including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network systems or security that affect computer systems within our network could lead to disruptions in our business functions.

•
There are uncertainties as to title matters in the mining industry and any defects in title could cause us to lose rights in our mineral properties and jeopardize our business operations.

•
Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties.

•
We have no history of mineral production on our properties and there can be no assurance that commercial quantities of gold, silver or other minerals will ever be profitable produced.

•
The development and exploration plans and costs associated with the Illinois Creek Property may differ from the estimates in the Technical Report.

•
The estimation of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio- political, marketing, or other relevant issues.

•
Our business is subject to a number of risks and such occurrences may results in damage to mineral properties or production facilities.

•
We do not insure against all of the risks we face in our operations.

•
Our operations rely on adequate infrastructure and without reliable infrastructure, our capital and operating costs may be affected.

•
The occurrence of a significant event which disrupts the production of mineral resources at our properties and the subsequent sale thereof for an extended period, could have a material negative impact on our business, financial condition and results of operations.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
•
Our ability to acquire properties and develop mineral reserves in the future will depend on our ability to develop our present properties and our ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply.

•
We may experience an inability to attract or retain qualified personnel.

•
Our mineral resources described in our most recent indicated and inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized.

•
We are subject to and required to disclose mineral resources and mineral reserves in accordance with S-K 1300.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
The Offering
Subordinate Voting Shares and Warrants offered by us

[•] subordinate voting shares, based on a public offering price of $[•] per subordinate voting share, and related warrant.
Description of Warrants
We are offering warrants to purchase an aggregate of [•] subordinate voting shares. Each subordinate voting share to purchase [one] subordinate voting share is being sold together with one warrant to purchase [one] subordinate voting share. Each warrant will have an exercise price of $[•] per share, will be upon issuance exercisable and will expire on the [•] anniversary of the original issuance date. The subordinate voting shares and the accompanying warrants, as the case may be, can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. This prospectus also relates to the offering of the subordinate voting shares issuable upon exercise of the warrants. For additional information, see “Description of Securities — warrants to be Issued as Part of this Offering” on page 69 of this prospectus.
Subordinate Voting Shares to be outstanding after this offering

[•] subordinate voting shares, subject to the disclosure below.
Use of proceeds
We estimate that the net proceeds to us from the sale of shares of our subordinate voting shares in this offering will be approximately $[•] million, assuming an initial public offering price of $[•] per share and related warrants as set forth on the cover page of this prospectus, and after deducting estimated placement agent discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to fund our ongoing mining and exploration activities, and for working capital and general corporate purposes. See “Use of Proceeds.
Proposed OTCQX symbol
We have applied to list our subordinate voting shares on the OTCQX under the symbol “[WAMFF].”
No Listing of Warrants
We do not intend to apply for listing of the warrants on any national securities exchange or trading system.
Risk Factors
An investment in our securities involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes to those statements included in this prospectus, before investing in our subordinate voting shares and warrants.
The number of subordinate voting shares to be outstanding after this offering is based on an aggregate of [•] subordinate voting shares outstanding as of December 31, 2024. The disclosure above assumes the issuance of the maximum number of subordinate voting shares offered in this offering, and does not include:
•
[•] subordinate voting shares issuable upon exercise of outstanding options as of December 31, 2024, at a weighted average exercise price of $[•] per share, of which [•] shares were vested as of such date;

•
[•] subordinate voting shares issuable upon conversion of outstanding proportionate shares;

•
[•] subordinate voting shares reserved for future issuance under our stock option plan as of December 31, 2024, plus any future increases in the number of subordinate voting shares reserved for issuance under our stock option plan pursuant to evergreen provisions; and subordinate voting shares that may be issued upon the exercise of warrants issued in this offering; and

•
The warrant shares issuable upon exercise of the warrants being issued in this offering.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
Investing in our securities involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this prospectus, including the consolidated financial statements and the related notes, before making a decision to buy our subordinate voting shares and warrants. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our subordinate voting shares could decline, and you may lose all or part of your investment.
Risks Related to this Offering
There is no public market for the warrants being offered in this offering.
There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the warrants on any national securities exchange or other nationally recognized trading system, including the OTCQB or the TSX. Without an active market, the liquidity of the warrants will be extremely limited.
Holders of our warrants will have no rights as a holder of our subordinate voting shares until they acquire our subordinate voting shares.
Until holders acquire our subordinate voting shares upon exercise of the warrants, holders will have no rights with respect to our subordinate voting shares issuable upon exercise of the warrants. Upon exercise of such holder’s warrants, holders will be entitled to exercise the rights of a holder of our subordinate voting shares only as to matters for which the record date occurs after the exercise date.
The warrants offered by this prospectus may not have any value.
The warrants offered by this prospectus will be exercisable for [five] years from the date of issuance. There can be no assurance that the market price of our subordinate voting shares will ever exceed the exercise prices of the warrants. In the event that the price of our subordinate voting shares does not exceed the exercise price of the warrants during their terms, such warrants may not have any value.
Investors in this offering may experience immediate dilution in the book value per share of the subordinate voting shares purchased in the offering.
The subordinate voting shares sold in this offering, if any, will be sold from time to time at various prices. However, the expected offering price of the subordinate voting shares may be substantially higher than the net tangible book value per share of our currently outstanding subordinate voting shares. After giving effect to the sale of our subordinate voting shares in the aggregate amount of $[•] at an offering price of [•] per share, the last reported sale price of our common shares on [•], 2025 on TSXV, and after deducting estimated commissions and estimated offering expenses, our as-adjusted net tangible book value as of December 31, 2024 would have been approximately $[•], or approximately $[•] per common share. While this represents an immediate increase in net tangible book value, future sales of subordinate voting shares in this offering may represent an immediate increase in net tangible book value to our existing shareholders and an immediate dilution to new investors, depending on the market value of our subordinate voting shares.
Our management might apply the net proceeds from this offering in ways with which you do not agree and in ways that may impair the value of your investment.
We currently intend to use the net proceeds from this offering for working capital and general corporate purposes. Our management has broad discretion as to the use of these proceeds and you will be relying on the judgment of our management regarding the application of these proceeds. We might apply these proceeds in ways with which you do not agree, or in ways that do not yield a favorable return. If our management applies these proceeds in a manner that does not yield a significant return, if any, on our investment of these net proceeds, it could compromise our ability to pursue our growth strategy and adversely affect the market price of our common shares.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
This is a reasonable best efforts offering, with no minimum amount of securities required to be sold, and we may sell fewer than all of the securities offered hereby.
The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the subordinate voting shares and warrants, if any, in this offering. The Placement Agent has no obligation to buy any of the subordinate voting shares from us or to arrange for the purchase or sale of any specific number or dollar amount of the subordinate voting shares. There is no required minimum number of subordinate voting shares that must be sold as a condition to completion of this offering. As there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the placement agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the subordinate voting shares, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell all of the subordinate voting shares offered in this offering. The success of this offering will impact our ability to use the proceeds to execute our business plans. We may have insufficient capital to implement our business plans and satisfy current obligations, potentially resulting in greater operating losses or dilution unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.
The price of our subordinate voting shares is likely to be significantly affected by short-term changes in mineral prices or in financial condition or results of operations as reflected in our quarterly earnings reports.
Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the subordinate voting shares is also likely to be significantly affected by short-term changes in mineral prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of the subordinate voting shares include the following: (i) the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; (ii) lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of subordinate voting shares; (iii) our subordinate voting shares being quoted on the OTCQB which may have an unfavorable impact on our stock price and liquidity; (iv) the size of our public float may limit the ability of some institutions to invest in our securities; and (v) a substantial decline in the price of the subordinate voting shares that persists for a significant period of time could cause our securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.
Risks Related to Our Securities
The price of our securities, our financial results, and our access to the capital required to finance our exploration activities may in the future be adversely affected by declines in the price of precious and base metals.
The price of our securities, our financial results, and our access to the capital required to finance our exploration activities may in the future be adversely affected by declines in the price of precious and base metals and, in particular, the price of gold. Precious metal prices fluctuate widely and are affected by numerous factors beyond our control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. If these or other factors continue to adversely affect the price of gold, the market price of our securities may decline.
We may choose to raise capital through acquisitions or equity, resulting in dilution to existing shareholders.
From time to time, it can be expected that we will examine opportunities to acquire additional exploration and/or mining assets and businesses. Any acquisition that we may choose to complete may be of a significant size, may change the scale of our business and operations, and may expose us to new geographic, political, operating, financial and geological risks. Our success in our acquisition activities depends upon our ability to

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of our business. Any acquisitions would be accompanied by risks. In the event that we choose to raise debt capital to finance any such acquisitions, our leverage will be increased. If we choose to use equity as consideration for such acquisitions, existing shareholders may suffer dilution. Alternatively, we may choose to finance any such acquisitions with our existing resources. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.
Sales of a large number of subordinate voting shares in the public markets, or the potential for such sales, could decrease the trading price of the subordinate voting shares and could impair our ability to raise capital through future sales of subordinate voting shares.
Sales of a large number of subordinate voting shares in the public markets, or the potential for such sales, could decrease the trading price of the subordinate voting shares and could impair our ability to raise capital through future sales of subordinate voting shares. In particular, Joan Marrs and Christopher Marrs own, directly or indirectly, approximately 20% of the issued and outstanding subordinate voting shares (assuming conversion of all outstanding proportionate voting shares). If such shareholders decide to liquidate all or a significant portion of their positions, it could adversely affect the price of subordinate voting shares.
The occurrence of a significant event which disrupts the production of mineral resources at our properties and the subsequent sale thereof for an extended period, could have a material negative impact on our business, financial condition and results of operations.
The occurrence of a significant event which disrupts the production of mineral resources at our properties and the subsequent sale thereof for an extended period, could have a material negative impact on our business, financial condition and results of operations. The mining industry is subject to natural events including fires, adverse weather conditions, earthquakes and other similar events that are unforeseeable, irresistible and beyond our control. The occurrence of any one of these events could have a material adverse effect on our business and financial condition.
Proposed legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact us and the value of the subordinate voting shares and warrants.
Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect us or holders of the subordinate voting shares and warrants. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.
The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact our financial performance and the value of the subordinate voting shares and warrants. Additionally, states in which we operate or own assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current year or later years. The proposed legislation remains subject to change, and its impact on us and purchasers of the subordinate voting shares and warrants is uncertain.
A non-U.S. holder will likely be treated as having income that is “effectively connected” with a United States trade or business upon the sale or disposition of our subordinate voting shares or warrants unless (i) our subordinate voting shares are regularly traded on an established securities market and (ii) such non-U.S. holder did not meet certain ownership thresholds during the applicable testing period.
A non-US holder of our subordinate voting shares or warrants generally will incur U.S. federal income tax on any gain realized upon a sale or other disposition of our subordinate voting shares or warrants to the extent our subordinate voting shares or warrants constitutes a “United States real property interest” (“USRPI”), under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). A USRPI includes stock in a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the U.S. Tax Code (a “USRPHC”). We believe that we are currently and anticipate remaining for the foreseeable future a USRPHC for U.S. federal income tax purposes.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
Under FIRPTA, a non-U.S. holder is taxed on any gain realized upon a sale or other disposition of a USRPI as if such gain were “effectively connected” with a United States trade or business of the non-U.S. holder. A non-U.S. holder thus will be taxed on such a gain at the same graduated rates generally applicable to U.S. persons. In addition, a non-U.S. holder would have to file a U.S. federal income tax return reporting that gain. A non-U.S. holder that is a foreign corporation and not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such gain.
However, if the subordinate voting shares are regularly traded on an established securities market (the “Regularly Traded Exception”), then gains realized upon a sale or other disposition of the subordinate voting shares will not be treated as gains from the sale of a USRPI, as long as the non-U.S. holder was not a 5% Shareholder (as defined below under the heading “Material United States Federal Income Tax Considerations”). No assurance can be provided that our subordinate voting shares will be considered to be regularly traded for purposes of the Regularly Traded Exception. Accordingly, we can provide no assurances that the subordinate voting shares or warrants will meet the Regularly Traded Exception at the time a non-U.S. holder purchases such securities or sells, exchanges, or otherwise disposes of such securities. The foregoing summary is qualified in its entirety by the discussion contained herein under the heading “Material United States Federal Income Tax Considerations.” Non-U.S. investors should consult their own tax advisors regarding the potential application of the FIRPTA regime to their investment in our subordinate voting shares and warrants.
No dividends on the subordinate voting shares have been paid by us to date.
No dividends on the subordinate voting shares have been paid by us to date. Investors in our securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is unlikely that investors will receive any return on their investment in our securities other than through possible share price appreciation.
Risks Related to Our Business
We face liquidity concerns at any time.
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. Our objective in managing liquidity risk will be to maintain sufficient readily available cash reserves and credit in order to meet our liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known precisely when we will require external financing in future periods.
Mining operations generally involve a high degree of risk and there is no certainty that the expenditures to be made by us towards the exploration and evaluation of gold or other minerals will result in discoveries or production of commercial quantities of gold or other minerals.
Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. The financing, exploration, development and mining of any of our properties is furthermore subject to a number of macroeconomic, legal and social factors, including commodity prices, laws and regulations, political conditions, currency fluctuations, the ability to hire and retain qualified people, the inability to obtain suitable adequate machinery, equipment or labor and obtaining necessary services in jurisdictions in which we operates. Unfavorable changes to these and other factors have the potential to negatively affect our operations and business.
Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. Whether a gold or other precious or base metal or mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of mineralization and proximity to infrastructure; mineral prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.
There is no certainty that the expenditures to be made by us towards the exploration and evaluation of gold or other minerals will result in discoveries or production of commercial quantities of gold or other minerals. In addition, once in production, mineral reserves are finite and there can be no assurance that we will be able to locate additional reserves as our existing reserves are depleted.
Our properties have no established mineral reserves and there can be no assurance that any of our projects can be mined profitably.
We are a junior resource company focused primarily on the acquisition, exploration and development of mineral properties located in Alaska. Our properties have no established mineral reserves. There is no assurance that any of our projects can be mined profitably. Any reference to potential quantities and/or grade is conceptual in nature, as there has been insufficient exploration to define any mineral resource and it is uncertain if further exploration will result in the determination of any mineral resource. Quantities and/or grade described in this S-1 should not be interpreted as assurances of a potential resource or reserve, or of potential future mine life or of the profitability of future operations. Accordingly, it is not assured that we will realize any profits in the short to medium term, if at all. Any profitability in our future business will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors.
The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time that even a combination of management’s careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that our current exploration and development programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, directly related to the cost and success of our exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral reserves that are sufficient to support commercial mining operations and to construct, complete and install mining and processing facilities on those properties that are actually developed.
Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.
No assurance can be given that any particular level of recovery of minerals will be realized or that any potential quantities and/or grade will ever qualify as a mineral resource, or that any such mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.
Where expenditures on a property have not led to the discovery of mineral reserves, incurred expenditures will generally not be recoverable.
Our business is strongly affected by the world market price of gold and silver and there can be no assurance we will be able to develop our properties.
Our business is strongly affected by the world market price of gold and silver. Global metal prices fluctuate widely and are affected by numerous factors beyond our control, including global demand and production

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
levels; political and economic conditions; producer hedging activities; speculative activities; inflation; interest rates; central bank lending, sales and purchases of gold and silver; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold silver are generally quoted; and currency exchange rates.
The price of gold and silver have fluctuated widely in recent years, and future sustained gold or silver price declines could cause continued development of, and commercial production from, Company’s projects to be uneconomic. Depending on the price of gold and/or silver, Company’s cash flow from any mining operations may be insufficient to meet our operating needs and capital expenditures, and as a result Company could experience losses and/or may curtail or suspend some or all of our exploration, development, construction and mining activities or otherwise revise our mine plans, and exploration, development and construction plans, and could lose our interest in, or be forced to sell, some or all of our properties. Further, if forced to use significantly lower gold or silver prices for Mineral Resource calculations for the Illinois Creek Property life-of-mine could result in material write-downs in Company’s mining properties and increased amortization, reclamation and closure charges.
In addition to adversely affecting our mineral reserve estimates and our financial condition, declining commodity prices could impact operations by requiring a reassessment of the feasibility of our projects, including the Illinois Creek Property. Such a reassessment may be the result of a management decision or may be required under financing mergers related to a particular project. Even if such project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
Our operating results are expected to be substantially dependent upon the market price of gold, and to a lesser extent, silver. These prices fluctuate widely. The volatility of precious metal prices represents a substantial risk, which no amount of planning or technical expertise can fully eliminate. In the event gold and/or silver prices decline or remain low for prolonged periods of time, we might be unable to develop our properties, which may adversely affect our results of operations, financial performance and cash flows.
We have no operating cash flow and there can be no assurance we will ever achieve profitability.
For the financial year ended December 31, 2024, we had negative operating cash flow of $[•]. We have no source of operating cash flow and there can be no assurance that we will ever achieve profitability. Accordingly, we are dependent on third party financing to continue exploration activities on our properties, maintain capacity and satisfy contractual obligations. The amount and timing of expenditures will depend on a number of factors, including in material part the progress of ongoing exploration, the results of consultants’ analyses and recommendations, the entering into of any strategic partnerships and the acquisition of additional property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our properties or require us to sell one or more of our properties.
There are significant uncertainties regarding the price of gold and silver and the availability of equity financing for the purposes of mineral exploration and development and these economic trends may limit our ability to develop and/or further explore mineral properties.
There are significant uncertainties regarding the price of gold and silver and the availability of equity financing for the purposes of mineral exploration and development. Our future performance will be largely tied to the operation of the Illinois Creek Property, the development of the Illinois Creek Property, and the commodity and financial markets. Financial markets were volatile through the balance of 2024, and may continue to be volatile beyond, reflecting ongoing concerns about the stability of the global economy and global growth prospects. These economic trends may limit our ability to develop and/or further explore the mineral properties in which it currently, or may in the future, hold an interest. If these increased levels of volatility and market uncertainty continue, our operations and the price of our subordinate voting shares could be adversely impacted.
The development and exploration of our properties may require substantial additional financing and failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of our projects.
We plan to focus on exploring for minerals and will use our working capital to carry out such exploration. However, the development and exploration of our properties may require substantial additional financing.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
Further exploration and development of the Properties and/or our other properties may be dependent upon our ability to obtain financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of our projects.
We may be unable to make the payments required under the Piek Promissory Note (as defined below) and as a result we may be in default under the Piek Promissory Note.
In 2021, WAC&G entered into the Piek Acquisition Agreement to acquire all of the issued and outstanding shares of common stock of Piek for a total purchase price of $3,698,000, which WAC&G satisfied by the issuance of a promissory note (the “Piek Promissory Note”). We will be required to make additional expenditures pursuant to the Piek Promissory Note. We may be unable to make the payments required under the Piek Promissory Note and as a result we may be in default under the Piek Promissory Note.
Equipment failures, natural disasters including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network systems or security that affect computer systems within our network could lead to disruptions in our business functions.
Equipment failures, natural disasters including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network systems or security that affect computer systems within our network could disrupt our business functions, including Company’s exploration and any future production activities. The mining industry has become increasingly dependent on digital technologies. We rely on digital technologies to conduct certain exploration and other activities. The mining industry faces various security threats, including cyber-security threats. Such attacks are increasing and include malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions to critical systems, unauthorized release of confidential information and corruption of data. A cyber-attack could negatively impact Company’s operations. A corruption of Company’s financial or operational data or an operational disruption could, among other potential impacts, result in: (i) distraction of management; (ii) damage to Company’s reputation or our relationship with customers, vendors employees and joint venture partners; or (iii) events of noncompliance, which events could lead to regulatory fines or penalties. Any of the foregoing could have a material adverse impact on Company’s reputation, results of operations and financial condition.
Our U.S. Tax Classification as a U.S. Domestic Corporation
Although we are a Canadian corporation, we are also classified as a U.S. domestic corporation for United States federal income tax purposes under Section 7874(b) of the U.S. Tax Code and are subject to United States federal income tax on our worldwide income. However, for Canadian tax purposes, regardless of any application of Section 7874 of the U.S. Tax Code, we are treated as a Canadian resident corporation. As a result, we are subject to taxation both in Canada and the United States, which could have a material adverse effect on our financial condition and results of operations.
No dividends on the subordinate voting shares have been paid by us to date. Investors in our securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all.
If we were to pay a dividend, dividends received by holders who are residents of Canada for purposes of the Tax Act and not “U.S. persons” for U.S. federal income tax purposes will generally be subject to U.S. withholding tax at a 30% rate or such lower rate as provided in an applicable tax treaty. In addition, a Canadian foreign tax credit or deduction may not be available under the Tax Act in respect of such taxes.
Dividends received by U.S. persons for U.S. federal income tax purposes will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax under the Tax Act. Dividends paid by us will be characterized as U.S. source income for purposes of the foreign tax credit rules under the U.S. Tax Code. Accordingly, U.S. holders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.
Dividends received by persons that are neither Canadian residents for applicable Canadian tax purposes nor U.S. persons for U.S. federal income tax purposes will generally be subject to U.S. withholding tax and will

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to the recipient, subject to examination of the relevant treaty.
Since we are classified as a U.S. domestic corporation for United States federal income tax purposes under Section 7874(b) of the U.S. Tax Code, the subordinate voting shares will be treated as shares of a U.S. domestic corporation and holders thereof will be subject to the relevant provisions of the U.S. Tax Code and/or the Treaty (as defined below). As a result, the United States gift, estate and generation-skipping transfer tax rules generally apply to a non-U.S. holder of subordinate voting shares or warrants.
EACH INVESTOR SHOULD SEEK TAX ADVICE, BASED ON SUCH INVESTOR’S PARTICULAR FACTS AND CIRCUMSTANCES, FROM SUCH INVESTOR’S OWN TAX ADVISORS, INCLUDING, WITHOUT LIMITATION, IN CONNECTION WITH OUR CLASSIFICATION AS A U.S. DOMESTIC CORPORATION FOR UNITED STATES FEDERAL INCOME TAX PURPOSES UNDER SECTION 7874(b) OF THE U.S. TAX CODE, THE APPLICATION OF THE U.S. TAX CODE, THE APPLICATION OF THE TREATY, THE APPLICATION OF U.S. FEDERAL ESTATE AND GIFT TAXES, THE APPLICATION OF U.S. FEDERAL TAX WITHHOLDING REQUIREMENTS, THE APPLICATION OF U.S. ESTIMATED TAX PAYMENT REQUIREMENTS AND THE APPLICATION OF U.S. TAX RETURN FILING REQUIREMENTS.
There are uncertainties as to title matters in the mining industry and any defects in title could cause us to lose rights in our mineral properties and jeopardize our business operations.
There are uncertainties as to title matters in the mining industry. Any defects in title could cause us to lose rights in our mineral properties and jeopardize our business operations. Our mineral properties currently consist of mining claims located on lands administered by Alaska Department of Natural Resources to which we only have possessory title. Because title to mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper location and posting and marking of boundaries, proper and timely payment of annual claim maintenance fees, the existence and terms of royalties, and possible conflicts with other claims not determinable from descriptions of record.
The present status of our mining claims located on public lands allows us the right to mine and remove valuable minerals, such as precious and base metals, from the claims conditioned upon applicable environmental reviews and permitting programs. We are also allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the State of Alaska. We remain at risk that the mining claims may be forfeited either to the State of Alaska or to rival private claimants due to failure to comply with statutory requirements.
Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties.
We will not maintain insurance against title. Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties. We have, with the assistance of legal counsel, diligently investigated title to our mineral claims; however, this should not be construed as a guarantee of title. We will continue to diligently investigate and seek to confirm title to mineral concessions which it holds either directly or through equity holding interests in our subsidiaries. We cannot give any assurance that title to properties it acquired individually or through historical share acquisitions will not be impugned and cannot guarantee that we will have or acquire valid title to these mining properties. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Failure by us to retain title or the necessary surface rights to the Properties could have a material adverse effect on Company and the value of the subordinate voting shares.
There are risks that title to our properties may be challenged or impugned. Most of our properties are located in Alaska and may be subject to prior unrecorded agreements or transfers or native land claims and

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
title may be affected by undetected defects. There may be valid challenges to the title of such properties which, if successful, could impair development and/or operations.
Mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law. Also mining claims are always subject to possible challenges by third parties. The validity of an mining or mill site claim, in terms of both our location and our maintenance, is dependent on strict compliance with a complex body of state statutory and decisional law. In addition, there are few public records that definitively determine the issues of validity and ownership of mining claims.
We will also be required to make annual claim maintenance payments to Alaska Department of Natural Resources in order to maintain our rights to explore and, if warranted, to develop our mining claims. If we fail to meet these obligations, it will lose the right to explore for gold and other minerals on those properties.
The title to our mineral property interests may be challenged.
There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Furthermore, in any such case, the investigation and resolution of these issues would divert our management’s time from ongoing exploration and development programs.
Natural resource properties are largely contractual in nature and there may be instances where we would be forced to take legal action to enforce our contractual rights.
Parties to contracts do not always honor contractual terms and contracts themselves may be subject to interpretation or technical defects. Accordingly, there may be instances where we would be forced to take legal action to enforce our contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to us, may have a material and adverse effect on our results of operations, financial condition and the trading price of the subordinate voting shares.
Additional capital requirements and financing risks and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.
We plan to focus on exploring for minerals and will use our working capital to carry out such exploration. It is expected that we will have sufficient cash and cash equivalents for these purposes, although we have no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of our projects. Further exploration and development of the Properties or other properties of ours may be dependent upon our ability to obtain financing through equity or debt and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of our projects.
Joan Marrs or Christopher Marrs may have the ability to influence the outcome of matters submitted to our shareholders for approval, which could include the election and removal of directors, amendments to our corporate governing documents and business combinations.
Joan Marrs and Christopher Marrs (a director and CEO of our business) hold, directly or indirectly, approximately 20% of the issued and outstanding subordinate voting shares (assuming conversion of all issued and outstanding proportionate voting shares), and are our largest shareholders. As a result, Joan Marrs or Christopher Marrs may have the ability to influence the outcome of matters submitted to the shareholders of ours for approval, which could include the election and removal of directors, amendments to our corporate governing documents and business combinations. Our interests and those of Joan Marrs and Christopher Marrs may at times conflict, and this conflict might be resolved against our interests. The concentration of approximately 20% of the issued and outstanding subordinate voting shares(assuming conversion of all issued and outstanding proportionate voting shares) in the hands of these two shareholders may discourage an

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
unsolicited bid for the subordinate voting shares, and this may adversely impact the value and trading price of the subordinate voting shares
We are an exploration company and have no history of mining or refining mineral products and we have no history of operations or earnings and as such, any future revenues and profits are uncertain.
We are an exploration company and has no history of mining or refining mineral products. We have no history of operations or earnings. As such, any future revenues and profits are uncertain. We are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on an investment in the subordinate voting shares and the likelihood of success must be considered in light of our early stage of operations. Very limited drilling has been conducted on our Properties to date, which makes the extrapolation of an indicated or inferred resource under Subpart 229.1300 of Regulation S-K — Disclosure by Registrants Engaged in Mining Operations, (“S-K 1300”), to an S-K 1300 probable or proven reserve and to commercial viability impossible without further drilling. We intend to engage in additional exploratory drilling with proceeds from this offering, but we can provide no assurance of future success from our planned additional drilling program. The exploration for silver and gold deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish proven mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by us, or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of silver and gold. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on several factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. Our long-term profitability will be in part directly related to the cost and success of our exploration programs and any subsequent development programs.
There can be no assurance that the Properties or any other property will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that we will generate revenue from any source, operate profitably or provide a return on investment in the future.
We have no operating revenues are anticipated until one of our projects comes into production, which may or may not occur.
We have no operating revenues or earnings and a history of losses. We will have had no operating revenues and history of losses, and no operating revenues are anticipated until one of our projects comes into production, which may or may not occur. We will continue to experience losses unless and until it can successfully develop and begin profitable commercial production at one of our mining properties. There can be no assurance that we will be able to do so.
We rely on a limited number of properties and unless we acquire additional property interests, adverse developments affecting our current properties could have a material adverse effect upon our business.
The only material property of ours is the Illinois Creek Property located in Alaska. As a result, unless we acquire additional property interests, any adverse developments affecting these properties could have a material adverse effect upon our business and would materially and adversely affect the potential mineral resource

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
production, profitability, financial performance and results of operations of our business. While we may seek to acquire additional mineral properties that are consistent with our business objectives, there can be no assurance that we will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to us or at all.
We have no history of mineral production on our properties and there can be no assurance that commercial quantities of gold, silver or other minerals will ever be profitable produced.
Other than the Illinois Creek Mine which was in production between 1996-2002, there is no history of mineral production on the Properties. While there was some historical exploration and sampling starting in the 1980’s, the Illinois Creek Property is a high risk, speculative venture, and only a minimal amount of exploration and sampling has been conducted by us. There is no certainty that the expenditures proposed to be made by us towards the search for and evaluation of gold, silver or other minerals with regard to the Illinois Creek Property or otherwise will result in discoveries of commercial quantities of gold, silver or other minerals.
Furthermore, there is no assurance that commercial quantities of gold, silver or other minerals will be discovered at any future properties, nor is there any assurance that any future exploration programs of ours on the Properties or any other properties will yield any positive results. Even where commercial properties of minerals are discovered, there can be no assurance that any property of ours will ever be brought to a stage where mineral reserves can be profitably produced thereon. You should not rely on the S-K 1300 Report as an indication that we will have successful commercial operations in the future. Factors which may limit our ability to produce mineral resources from our properties include, but are not limited to, the price of mineral resources are explored, availability of additional capital and financing and the nature of any mineral deposits.
The development and exploration plans and costs associated with the Illinois Creek Property may differ from the estimates in the Technical Report.
The Technical Report contains estimates of future production, development plans, operating and capital costs, financial returns and other economic and technical estimates relating to the Illinois Creek Property. These estimates are based on a variety of factors and assumptions and there is no assurance that such production, plans, costs or other estimates will be achieved. Actual costs and financial returns may vary significantly from the estimates depending on a variety of factors many of which are not within our control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the price of gold; short-term operating revisions to mine plans; equipment failures; industrial accidents; natural phenomena; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for development and operations; labor shortages or strikes; high rates of inflation; civil disobedience, protests and acts of civil unrest or terrorism, applicable taxes and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.
The current estimate of capital expenditures that will be required to be incurred to complete the Illinois Creek Property is based on certain assumptions and analyses made by our management and our advisors in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates, however, and the assumptions upon which they are based, are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ from those estimates. If these estimates prove incorrect, the total capital expenditures required to complete the Illinois Creek Property may increase. We cannot be assured that it will have access to sufficient financing or generate sufficient cash flows to fund any increase in required capital spending from the construction and development of the Illinois Creek Property. There can be no assurances that development and restart costs and the ongoing operating costs associated with the development of the Illinois Creek Property will be as anticipated and any increase in costs could materially adversely affect our business, results of operations, financial condition and cash flow.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
The estimation of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio- political, marketing, or other relevant issues.
Mineral resource estimates will be based upon estimates made by our personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revisions based on further exploration or development work. The estimation of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Inferred resources are resources for which there has been insufficient exploration to define as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.
The grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. The quantity and resulting valuation of mineral reserves and mineral resources may also vary depending on, among other things, mineral prices (which may render mineral reserves and mineral resources uneconomic), cut-off grades applied and estimates of future operating costs (which may be inaccurate). Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in quantity of mineral resources, mineral reserves, grade, or stripping ratio may also affect the economic viability of any project undertaken by us. In addition, there can be no assurance that mineral recoveries in small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.
There is no certainty that any of the mineral resources identified on any of our properties will be realized, that any mineral resources will ever be upgraded to mineral reserves, that any anticipated level of recovery of minerals will in fact be realized, or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only.
Our business is subject to a number of risks and such occurrences may results in damage to mineral properties or production facilities.
Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.
Although we may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, our insurance will not cover all the potential risks associated with a mining company’s operations. It is not always possible to fully insure against such risks and, even where such insurance is available we may decide to not take out insurance against such risks. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which it may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.
WAC&G is not currently covered by any form of environmental liability insurance, or political risk insurance, since insurance against such risks (including liability for pollution) may be prohibitively expensive. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our subordinate voting shares. We may have to suspend operations or take cost interim compliance measures if we are unable to fully fund the cost of remedying an environmental problem, if it occurs.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
We do not insure against all of the risks we face in our operations.
In general, where coverage is available and not prohibitively expensive relative to the perceived risk, we maintain insurance against such risk, subject to exclusions and limitations. We currently maintain insurance against certain risks including securities and general commercial liability claims and certain physical assets used in our operations, subject to exclusions and limitations; however, we do not maintain insurance to cover all the potential risks and hazards associated with our operations. We may be subject to liability for environmental, pollution or other hazards associated with our exploration, pre-extraction, and extraction activities, which we may not be insured against, which may exceed the limits of our insurance coverage or which we may elect not to insure against because of high premiums or other reasons. Furthermore, we cannot provide assurance that any insurance coverage we currently have will continue to be available at reasonable premiums or that such insurance will adequately cover any resulting liability.
Our operations rely on adequate infrastructure and without reliable infrastructure, our capital and operating costs may be affected.
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.
The occurrence of a significant event which disrupts the production of mineral resources at our properties and the subsequent sale thereof for an extended period, could have a material negative impact on our business, financial condition and results of operations.
The occurrence of a significant event which disrupts the production of mineral resources at our properties and the subsequent sale thereof for an extended period, could have a material negative impact on our business, financial condition and results of operations. The mining industry is subject to natural events including fires, adverse weather conditions, earthquakes and other similar events that are unforeseeable, irresistible and beyond our control. The occurrence of any one of these events could have a material adverse effect on our business and financial condition.
Our ability to acquire properties and develop mineral reserves in the future will depend on our ability to develop our present properties and our ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply.
The mining industry is highly competitive in all of our phases, both domestically and internationally. Our ability to acquire properties and develop mineral reserves in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply. We may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than us. We may also encounter competition from other mining companies in our efforts to hire experienced mining professionals. Competition could adversely affect our ability to attract necessary funding or acquire suitable producing properties or prospects for mineral exploration in the future. Competition for services and equipment could result in delays if such services or equipment cannot be obtained in a timely manner due to inadequate availability, and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project development, exploration or construction costs and result in project delays.
We may experience an inability to attract or retain qualified personnel.
Our success depends to a large degree upon our ability to attract, retain and train key management personnel, as well as other technical personnel. If we are not successful in retaining or attracting such personnel, our business may be adversely affected. Furthermore, the loss of our key management personnel could materially and adversely affect our business and operations.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
As our business becomes more established, it will also be required to recruit additional qualified key financial, administrative, operations and marketing personnel. There will be no guarantee that we will be able to attract and keep such qualified personnel and if we are not successful, it could have a material and adverse effect on our business and results from operations.
Our mineral resources described in our most recent indicated and inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized.
We intend to continue exploration on our properties, and we may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. We can provide investors with no assurance that exploration on our current properties, or any other property that we may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent us from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unable to establish the presence of viable mineral deposits on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably, and investors may lose all their investment in our company.
We are subject to and required to disclose mineral resources and mineral reserves in accordance with S-K 1300.
We have adopted the mining disclosure standards of Subpart 229.1300 of Regulation S-K — Disclosure by Registrants Engaged in Mining Operations, or “S-K 1300”. We are subject to and required to disclose mineral resources and mineral reserves in accordance with S-K 1300. We are also subject to Canadian reporting requirements, and while the S-K 1300 rules are similar to National Instrument 43-101 Standards of Disclosure for Mineral Projects, or “NI 43-101”, rules in Canada, they are not identical and therefore two reports have been produced for the Illinois Creek project. The information about our mining operations in this prospectus is common to both reports and contains pertinent information required under S-K 1300.
Risks Related to Government Regulation and Disputes
Our operations are subject to various health and safety laws and regulations and the costs associated with the compliance with such health and safety laws and regulations may be substantial.
Our operations are subject to various health and safety laws and regulations that impose various duties on our operations relating to, among other things, worker safety and obligations in respect of surrounding communities. These laws and regulations also grant the relevant authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, our operations. We expect to make significant expenditure to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, to create social and economic benefit in the surrounding communities near our mineral properties.
The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.
Our operations are subject to extensive federal, provincial state and local laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are also increasingly stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Further, any failure by us to comply fully with all applicable laws and regulations could have significant adverse effects on us, including the suspension or cessation of operations. All phases of our operations in Alaska will be subject to extensive federal and state environmental regulation, including:

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
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Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”);

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The Federal Resource Conservation and Recovery Act (the “RCRA”);

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The Clean Air Act;

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The National Environmental Policy Act (“NEPA”):

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The Clean Water Act (the “CWA”);

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The Safe Drinking Water Act (the “SDWA”); and

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The Endangered Species Act.

The CERCLA, and comparable state statutes, impose strict, joint and several liabilities on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The RCRA, and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.
The Clean Air Act, as amended, restricts the emission of air pollutants from many sources, including mining and processing activities. Our mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the Clean Air Act and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.
NEPA requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an EIS. The EPA, other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the Draft and Final EIS. This process can cause delays in issuance of required permits or result in changes to a project to mitigate our potential environmental impacts, which can in turn impact the economic feasibility of a proposed project.
CWA, and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water from mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from our operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill materials in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.
SDWA and the UIC program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations and/or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
under the SWDA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.
There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations. Environmental hazards may exist on the Properties on which we holds interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the Properties.
We cannot give any assurances that breaches of environmental Laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect our financial condition. There is no assurance that any future changes to environmental regulation, if any, will not adversely affect us.
Land reclamation requirements for our properties may require us to post bonds or other surety to guarantee the cost of post-reclamation mining, which add significant costs to our operations and delays in our projects.
Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mining and exploration companies in order to minimize long term effects of land disturbance, and to re- establish pre-mining or other acceptable land uses. Reclamation may include requirements to:
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control dispersion of potentially deleterious effluents;

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treat ground and surface water to non-degradation standards; and

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reasonably re-establish pre-disturbance land forms and vegetation.

In the United States, the Bureau of Land Management requires that mining operations on lands subject to our regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. Cash collateral obligations to secure the bonds are typically required and may be increased by the Surety at any point in time up to the face value of the bond. These requirements could add significant additional cost, adversely affect our financial position and delay any mining project undertaken by us. We plan to set up a provision for our reclamation obligations on Properties, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected. Our mineral exploration operations are required to be covered by reclamation bonds deemed adequate by regulators to cover these risks. We believe it currently maintains adequate reclamation bonds for our operations.
We are subject to extensive laws and regulations.
Mining activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health and safety, water disposal, toxic substances, explosives, management of natural resources, environmental management and protection, mine safety, dealings with native groups, historic and cultural preservation and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, construction, operating and closing mines and other facilities. Compliance with environmental regulations may require significant capital outlays on behalf of our business and may cause material changes or delays in our intended activities. Any breaches of environmental laws could materially and adversely affect us. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures or other remedial actions, any of which could result in our incurring significant expenditures. We may be subject to potential legal claims which, if determined adversely to us, could have a material effect on us and/or our financial condition. We may be required to compensate persons suffering loss or damage as a result of any infringement of applicable laws or regulations.
We may also be required to obtain certain other property rights to access, or use, certain of our properties in order to proceed with mining activities. There can be no assurance that all licenses, permits or property rights which we may require for any exploration or development of mining operations will be obtainable on

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
reasonable terms or in a timely manner, or at all, that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that we have obtained, could have a material adverse effect on us by delaying or preventing or making more expensive exploration, development and/or production.
We have never completed a mining development project and has only generated modest revenues from production. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure and we do not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if it had a more proven history. In addition, we are and will continue to be subject to all the risks associated with establishing new mining operations, including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labor and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the costs of fuel, power, materials and supplies.
It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at our mineral properties.
The operations at our Illinois Creek Property are subject to the Federal Mine Safety and Health Act and violations could lead to costs, delays and suspensions that may negatively affect our business.
U.S. surface and underground mines, like the Illinois Creek Property, are continuously inspected by the MSHA, whose inspections often lead to notices of violation. Recently, MSHA has been conducting more frequent and more comprehensive inspections of mining operations in general. Our mines could be subject to a temporary or extended shutdown as a result of a violation alleged by MSHA. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may be subject to civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such penalties, fines, sanctions or shutdowns could have a material adverse effect on our business and results of operations.
Legislation has been proposed that could significantly affect the mining industry and our business.
Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the General Mining Law. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although we cannot predict what legislated royalties might be, the enactment of these proposed bills could adversely affect the potential for development of unpatented mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.
We are subject to anti-corruption and anti-bribery laws and liable for any violations of such laws.
Our operations are governed by, and involve interactions with, many levels of the United States and Canadian government. It is required to comply with anti-corruption and anti-bribery laws, including the Canadian Criminal Code, and the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in the countries in which it conducts our business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only our employees, but also by our contractors and third-party agents. Although we will adopt steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with such laws. If we were subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on us that may result in a material adverse effect on our reputation and results of our operations.
Land reclamation requirements for the properties may be burdensome and expensive.
In order to carry out reclamation obligations imposed on us in connection with our potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We plan to set up a provision for our reclamation obligations on our properties, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.
Mineral ores and mineral products, including gold and silver ore and products, contain naturally occurring impurities and toxic substances. Although we have implemented procedures that are designed to identify, isolate and safely remove or reduce such impurities and substances, such procedures require strict adherence and no assurance can be given that employees, contractors or others will not be exposed to or be affected by such impurities and toxic substances, which may subject us to liability. Standard operating procedures may not identify, isolate and safely remove or reduce such substances. Even with careful monitoring and effective control, there is still a risk that the presence of impurities or toxic substances in our products may result in such products being rejected by our customers, penalties being imposed due to such impurities or the products being barred from certain markets. Such incidents could require remedial action and could result in curtailment of operations. Legislation requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be handled and used without negatively affecting health or the environment may impact our operations and markets. These potential compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs could negatively affect our financial results.
Any failure of any partner to meet our obligations to us or other third parties, or any disputes with respect to third parties’ respective rights and obligations, could have a material adverse effect on our rights under such agreements.
We may in the future enter into other option agreements and/or joint ventures as a means of acquiring property interests. Any failure of any partner to meet our obligations to us or other third parties, or any disputes with respect to third parties’ respective rights and obligations, could have a material adverse effect on our rights under such agreements. Furthermore, we may be unable to exert direct influence over strategic decisions made in respect of properties that are subject to the terms of these agreements, and the result may be a materially adverse impact on the strategic value of the underlying mineral claims.
Some of the lands in which we hold an interest, or the exploration equipment and roads or other means of access which we intend to utilize in carrying out our work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies.
Some of the lands in which we hold an interest, or the exploration equipment and roads or other means of access which we intend to utilize in carrying out our work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, our work programs may be delayed even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for us.
Climate change and climate change regulations could have an adverse impact on our cost of operations.
Climate change could have an adverse impact on our cost of operations. The potential physical impacts of climate change on the operations of ours are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
intensities, water shortages, changing sea levels and changing temperatures. These changes in climate could have an impact on the cost of development of our properties and adversely affect the financial performance of our operations.
Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the business of ours. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in natural resources industry could harm our reputation.
We may be subject to litigation which may materially affect our business.
We may become involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our ability to carry out our business plan.
Our Properties may face indigenous land claims.
Our properties may now or in the future be the subject of indigenous land claims. The legal nature of land claims is a matter of considerable complexity. The impact of any such claim on our ownership interest in our properties cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of indigenous rights in the area in which our properties are located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on our operations. Even in the absence of such recognition, we may at some point be required to negotiate with and seek the approval of holders of such interests to facilitate exploration and development work on our properties, there is no assurance that we will be able to establish a practical working relationship with the indigenous groups in the area which would allow is to ultimately develop the properties.
General Risks
Public opinions may change and opposition to mining projects could result in increased operating costs.
Given the emotion, political significance and uncertainty around the environmental consequences of mining on public land, we cannot predict how public opposition could affect legislation and regulation or how this might affect our financial condition, operating performance and ability to compete. Furthermore, even without such current opposition, increased awareness and any adverse publicity in the global marketplace about potential environmental impacts by us or other companies in the mining industry could harm our reputation. A poor reputation in the mining industry directly affects the ability of any mining company to obtain future permits, renew existing permits and/or obtain bonding instruments for the reclamation of mining projects. These impacts may adversely impact the cost, production and financial performance of our operations.
The imposition of trade tariffs, particularly those issued by the U.S., or other trade restrictions could have significant repercussions for Canadian businesses, and the broader economy.
The imposition of trade tariffs, particularly those issued by the U.S., or other trade restrictions could have significant repercussions for Canadian businesses, and the broader economy. Increased costs of goods and services may contribute to inflation. Higher consumer prices could reduce demand for Canadian goods, leading to a decline in exports which could in turn weaken Canadian Gross Domestic Product, slow economic growth, and increase unemployment. There continues to exist significant uncertainty about the future

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth.
Our relationships with the communities in which it operates are critical to the future success of our existing operations and the construction and development of our projects.
Our relationships with the communities in which it operates are critical to the future success of our existing operations and the construction and development of our projects. In recent years, there has been ongoing and potentially increasing public concern relating to the effects of resource extraction on the natural landscape, communities and the environment. Certain NGOs who oppose globalization and resource development can be vocal critics of the mining industry and our practices, including the use of cyanide and other hazardous substances in processing activities. In addition, there have been many instances in which local community groups have opposed resource extraction activities, resulting in disruption and delays to the relevant operations. Adverse publicity generated by such NGOs or others related to the mining industry, or to extractive industries generally, could have an adverse effect on our reputation or financial condition and may impact our relationship with the communities in which it operates. While we seek to operate in a socially responsible manner and believes it has good relationships with local communities in the regions in which it operates, there is no guarantee that our efforts in this respect will mitigate this potential risk. NGOs or local community groups could direct adverse publicity against and/or disrupt our operations in respect of one or more of our properties, despite our successful compliance with social and environmental best practices. Any such actions and the resulting media coverage could have adverse effects on the reputation and financial condition of our business or our relationships with the communities in which it operates, which could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.
Our ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the negative impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon our financial condition and operations. We seek to promote improvements in health and safety, human rights, environmental performance and community relations. However, our ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of our employees, human rights, the environment or the communities in which we operate.
Our development will depend on the efforts of key management and other key personnel and loss of any of these people could have a material adverse effect on our business
Our development will depend on the efforts of key management and other key personnel. Loss of any of these people, particularly to competitors, could have a material adverse effect on our business. Further, with respect to future development of our projects, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside our control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect our ability to employ the specific personnel required. Due to our relatively small size, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on our business, results of future operations and financial condition. We do not intend to take out ‘key person’ insurance in respect of any directors, officers or other employees.
Certain raw materials and supplies used in connection with our operations are obtained from a sole or limited group of suppliers. An increase in global demand for such resources and a corresponding decrease in the supplier’s inventory will likely cause unanticipated cost increases, an inability to obtain adequate supplies

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
and delays in delivery times, thereby impacting operating costs, capital expenditures and our production schedule. Although we intend to ensure that it has a contingency plan in place, if a supplier is unable to adequately meet our operating needs over a significant period of time this could have a material adverse effect on our business, results of operations and financial condition.
Certain of the directors and officers of ours also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.
Certain of the directors and officers of ours also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving us should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to our best interests and our shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA, the Alaska Corporations Code and other applicable laws.
Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures and any of these events could result in information system failures, delays and/or increase in capital expenses.
Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.
Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Raw material costs are impacted by governmental actions, such as tariffs and trade sanctions.
Raw material costs are impacted by governmental actions, such as tariffs and trade sanctions. For example, the imposition by the U.S. government of tariffs on products imported from certain countries and trade sanctions against certain countries have introduced greater uncertainty with respect to policies affecting trade between the U.S. and other countries and have impacted the cost of certain raw materials.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
FORWARD-LOOKING STATEMENTS
This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:
•
our strategies and objectives, both generally and in respect of our specific mineral properties;

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the timing of decisions regarding the strategy and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, our exploration programs;

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the timing and cost of our planned exploration programs, and the timing of the receipt of results therefrom;

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our future cash requirements;

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general business and economic conditions;

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tour ability to meet our financial obligations as they come due, including payments required to maintain our mineral property interests;

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the timing and pricing of proposed financings, if applicable;

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the anticipated use of the proceeds from any financings completed us;

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the potential for the expansion of the known mineralized zones; and

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the potential for the amenability of mineralization to respond to proven technologies and methods for recovery of ore.

Although we believe that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including, but not limited to:
Risks related to the Offering
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There is no public market for the warrants being offered in this offering.

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Holders of our warrants will have no rights as a holder of our subordinate voting shares until they acquire our subordinate voting shares.

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The warrants offered by this prospectus may not have any value.

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Investors in this offering may experience immediate dilution in the book value per share of the subordinate voting shares purchased in the offering.

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Our management might apply the net proceeds from this offering in ways with which you do not agree and in ways that may impair the value of your investment.

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This is a reasonable best efforts offering, with no minimum amount of securities required to be sold, and we may sell fewer than all of the securities offered hereby.

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The price of our subordinate voting shares is likely to be significantly affected by short-term changes in mineral prices or in financial condition or results of operations as reflected in our quarterly earnings reports.

Risks Related to our Securities
•
The price of our securities, our financial results, and our access to the capital required to finance our exploration activities may in the future be adversely affected by declines in the price of precious and base metals.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
•
We may choose to raise capital through acquisitions or equity, resulting in dilution to existing shareholders.

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Sales of a large number of subordinate voting shares in the public markets, or the potential for such sales, could decrease the trading price of the subordinate voting shares and could impair our ability to raise capital through future sales of subordinate voting shares.

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The occurrence of a significant event which disrupts the production of mineral resources at our properties and the subsequent sale thereof for an extended period, could have a material negative impact on our business, financial condition and results of operations.

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Proposed legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact us and the value of the subordinate voting shares.

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No dividends on the subordinate voting shares have been paid by us to date.

Risks Related to our Business
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We face liquidity concerns at any time.

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Mining operations generally involve a high degree of risk and there is no certainty that the expenditures to be made by us towards the exploration and evaluation of gold or other minerals will result in discoveries or production of commercial quantities of gold or other minerals.

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Our properties have no established mineral reserves and there can be no assurance that any of our projects can be mined profitably.

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Our business is strongly affected by the world market price of gold and silver and there can be no assurance we will be able to develop our properties.

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We have no operating cash flow and there can be no assurance we will ever achieve profitability.

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There are significant uncertainties regarding the price of gold and silver and the availability of equity financing for the purposes of mineral exploration and development and these economic trends may limit our ability to develop and/or further explore mineral properties.

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The development and exploration of our properties may require substantial additional financing and failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of our projects.

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We may be unable to make the payments required under the Piek Promissory Note (as defined below) and as a result we may be in default under the Piek Promissory Note.

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Equipment failures, natural disasters including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network systems or security that affect computer systems within our network could lead to disruptions in our business functions.

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There are uncertainties as to title matters in the mining industry and any defects in title could cause us to lose rights in our mineral properties and jeopardize our business operations.

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Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties.

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We have no history of mineral production on our properties and there can be no assurance that commercial quantities of gold, silver or other minerals will ever be profitable produced.

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The development and exploration plans and costs associated with the Illinois Creek Property may differ from the estimates in the Technical Report.

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The estimation of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio- political, marketing, or other relevant issues.

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Our business is subject to a number of risks and such occurrences may results in damage to mineral properties or production facilities.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
•
We do not insure against all of the risks we face in our operations.

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Our operations rely on adequate infrastructure and without reliable infrastructure, our capital and operating costs may be affected.

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The occurrence of a significant event which disrupts the production of mineral resources at our properties and the subsequent sale thereof for an extended period, could have a material negative impact on our business, financial condition and results of operations.

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Our ability to acquire properties and develop mineral reserves in the future will depend on our ability to develop our present properties and our ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply.

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We may experience an inability to attract or retain qualified personnel.

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Our mineral resources described in our most recent indicated and inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized.

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We are subject to and required to disclose mineral resources and mineral reserves in accordance with S-K 1300.

These forward-looking statements are made as of the date hereof and we do not intend and do not assume any obligation, to update these forward-looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.
This list is not exhaustive of the factors that might affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the “Risk Factors” sections of this prospectus. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as required by law, we disclaim any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We qualify all of the forward-looking statements contained or incorporated by reference in this prospectus by the foregoing cautionary statements.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
CAUTIONARY NOTE TO INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES AND PROVEN AND PROBABLE MINERAL RESERVES
We have adopted the mining disclosure standards of Subpart 229.1300 of Regulation S-K — Disclosure by Registrants Engaged in Mining Operations, or “S-K 1300”. We are subject to and required to disclose mineral resources and mineral reserves in accordance with S-K 1300. We are also subject to Canadian reporting requirements, and while the S-K 1300 rules are similar to National Instrument 43-101 Standards of Disclosure for Mineral Projects, or “NI 43-101”, rules in Canada, they are not identical and therefore two reports have been produced for the Illinois Creek project. The information about our mining operations in this prospectus is common to both reports and contains pertinent information required under S-K 1300.
As currently reported, there are no material differences in our disclosed proven and probable reserves and measured, indicated, and inferred resource under each of S-K 1300 and NI 43-101. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves; therefore, investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Estimations of inferred resources involve far greater uncertainty as to their existence and economic viability than the estimations of other categories of resources; therefore, it cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of inferred resources exist, or that they can be mined legally or economically.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $[•] million from the sale of the subordinate voting shares and warrants offered by us in this offering, based on an initial offering price of $[•] per subordinate voting share and related warrant, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
A $1.00 increase (decrease) in the public offering price of $[•] per subordinate voting share would increase (decrease) the net proceeds to us from this offering by approximately $[•] million, assuming that the number of subordinate voting shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Similarly, a 100,000 subordinate voting share increase (decrease) in the number of subordinate voting shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $[•] million, based on an initial public offering price of $[•] per subordinate voting share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to obtain additional capital to support our operations. We intend to use approximately $[•] million of the net proceeds from this offering to fund mining and exploration activities. We intend to use the remaining proceeds to fund working capital and general corporate expenditures out of our existing cash reserves. We may also use a portion of the out of our existing cash reserves to in-license, acquire, or invest in complementary businesses, intellectual property, products or assets. However, we have no current commitments or obligations to do so.
Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our subordinate voting shares. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
DILUTION
Investors purchasing securities in this offering will experience immediate and substantial dilution in the as adjusted net tangible book value of their subordinate voting shares. Dilution in as adjusted net tangible book value represents the difference between the public offering price and the as adjusted net tangible book value per subordinate voting share immediately after the offering.
The historical net tangible book value of our subordinate voting shares as of December 31, 2024 was $[•] million or $[•] per subordinate voting share. Historical net tangible book value per subordinate voting share represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of subordinate voting shares outstanding as of that date.
After giving effect to the sale of [•] subordinate voting shares and related warrants in this offering at the offering price of $[•] per subordinate voting share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2024 would have been $[•] million, or $[•] per subordinate voting share. The offering price may not be the final price of the Offering and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. This amount represents an immediate increase in net tangible book value of $[•] per subordinate voting share to our existing shareholders and an immediate dilution in net tangible book value of approximately $[•] per subordinate voting share to new investors purchasing our subordinate voting shares in this offering. We determine dilution by subtracting the net tangible book value per subordinate voting share after the offering from the amount of cash that a new investor paid for a subordinate voting share.
The following table illustrates this dilution on a per subordinate voting share basis:
Offering price per subordinate voting share and associated warrant(1)	$
Historical net tangible book value per subordinate voting share as of December 31, 2024	$
Increase in net tangible book value per subordinate voting share attributable to Investors	$
Net tangible book value per subordinate voting share after the offering	$
Dilution per subordinate voting share to new investors	$
Each $1.00 increase or decrease in the combined public offering price of $[•] per subordinate voting share and related warrant would increase or decrease our net tangible book value after this offering by approximately $[•] million, or approximately $[•] per subordinate voting share, and increase or decrease the dilution per subordinate voting share to new investors by approximately $[•] per subordinate voting share, assuming that the number of subordinate voting shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of subordinate voting shares we are offering. An increase or decrease of 100,000 securities in the number of subordinate voting shares offered by us would increase or decrease our net tangible book value after this offering by approximately $[•] million, or $[•] per subordinate voting share, and increase or decrease the dilution per subordinate voting share to new investors by approximately $[•] per subordinate voting share, assuming that the public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
The table above does not include:
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[•] subordinate voting shares issuable upon exercise of outstanding options as of December 31, 2024, at a weighted average exercise price of $[•] per share, of which [•] shares were vested as of such date;

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[•] subordinate voting shares reserved for future issuance under our stock option plan as of December 31, 2024, plus any future increases in the number of subordinate voting shares reserved for issuance under our stock option plan pursuant to evergreen provisions; and

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subordinate voting shares that may be issued upon the exercise of warrants issued in this offering.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
To the extent that outstanding options are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our shareholders.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following discussion should be read in conjunction with our financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors.” We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Therefore, no reader of this document should rely on these statements being current as of any time other than the date of this prospectus.
Our Business
We were incorporated in the province of British Columbia on April 8, 2020 under the name Western Alaska Minerals Corp. On April 25, 2025 the Company changed its name to Alaska Silver Corp. We are a Canadian public company whose subordinate voting shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “WAM”.
Our principal executive office is located at 1500-1111 West Hastings St, Vancouver, British Columbia, V6E 2J3 Canada.
We have no substantial revenue and supports its operations through the sale of equity. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves.
All financial information in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, for current and past years, were accounted for under US GAAP.
Since 2010, we and our founders have been exploring and advancing its interests in the Illinois Creek mining district that includes gold, silver, copper, lead, and zinc exploration targets in western Alaska east of the Yukon River.
Illinois Creek Project, Alaska: Claim Consolidation
On October 17, 2018, WACG and one of its shareholders, Joe Piekenbrock, entered into an Operating Agreement to form the Illinois Creek Joint Venture LLC (the “JV”). Pursuant to the JV Operating Agreement, WACG issued 346 WACG common shares valued at $692,000. On March 31, 2021, WACG and one of its shareholders, Joe Piekenbrock, entered into a stock purchase agreement (the “Illinois Creek Agreement”), whereby WACG acquired 100% of the issued and outstanding common shares of an Alaska private company, Piek Incorporated, in exchange for 120 WACG common shares (valued at $540,000) and $3,698,000 payable by the issuance of a promissory note.
Piek is the sole owner of 40 state mineral claims, known as the Illinois Creek Project, located in the Mount McKinley mining district of Alaska. Seventy (70) other Piek claims totaling approximately 11,135 acres were converted to a State of Alaska Uplands Mine Lease in July, 2024. An additional 86 claims were staked by WACG in 2021, after the acquisition of Piek, and 115 new claims were staked by WACG in 2022.
Illinois Creek/Waterpump Creek Property, Alaska
Our most advanced stage asset is the Illinois Creek oxide gold-silver project, a past-producing run of mine (ROM) heap leach mine that operated between 1997 and 2002. The Illinois Creek project includes a modern, fully operational camp and 4,400-foot airstrip. The current mineral resource estimate dated February 20, 2024, for combined in-situ and leach pad mineral resources is stated at 253k oz gold + 9.6Moz silver (indicated), and 104k oz gold + 3.8Moz silver (inferred).
Our Waterpump Creek property is located within the Illinois Creek project. An exceptional high-grade silver-lead-zinc re-discovery was made in 2021, when we drill tested historically recognized sulfide CRD

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
mineralization at depth. Drill hole WPC21-09 cut 10.5-meters (9.1 meters true thickness) of 522 g/t silver, 22.5% zinc and 14.4% lead of massive intergrown sphalerite and argentiferous galena down-dip of the historical drilling. This exceptional high-grade interval turned the focus on targeting the overall CRD (carbonate replacement deposit) potential on the property. An initial resource estimate was released on February 22, 2024. The (2.4Mt) initial resource reveals an inferred 980 g/t AgEq for 74.9Moz AgEq hosting high-grade silver & zinc.
Honker Property, Alaska
The Honker Property is a gold-silver (Au-Ag) low sulfidation vein system discovered in 1981 located approximately six miles north of the Illinois Creek Mine. It consists of 24 state mineral claims, owned 100% by WACG, located in the Mount McKinley recording district of Alaska.
Round Top Property, Alaska
The Round Top property, located 15.5 miles NE of the Illinois Creek project, is a large copper-molybdenum-silver (Cu-Mo-Ag) porphyry system that includes both high grade copper surface discoveries and drill intercepts to a depth of 800 meters. Cu-Mo-Ag mineralization is associated with Cretaceous (+/- 74 Ma) age intrusive rocks. The Property consists of 88 state mineral claims, owned 100% by WACG, located in the Mount McKinley and Nulato recording districts of Alaska.
Khotol and Paw Print, Alaska
Khotol and Paw Print are the early exploration stage properties we staked in 2022. 19 claims for Khotol with 3 additional claims staked in 2024 and 18 for Paw Print, both properties located northwest of the Illinois Creek Property.
The Khotol Claim Block contains three main prospects: Khotol Ridge gossan, Colorado Creek gossan, and Sunny Day gossan. The Khotol Ridge prospect is the most prospective gossan on these claims and is a Ag-Pb-Zn gossan hosted in metasedimentary rocks similar to Illinois Creek. The Sunny Day gossan mineralization is weakly anomalous in Cu, Pb, Ag, and As and consists of scattered limonitic quartzite breccia and minor massive vuggy gossan float in a dry east-west trending gully coincident with a pronounced linear feature (Brewer and Millholland, 1982). The Colorado Creek gossan is a weakly anomalous Ag-Pb-Zn-Cu gossan consisting of quartz breccias and vuggy oxidized gossanous float.
The Paw Print prospect consists of silt and soil anomalies associated with iron seeps along a northeast trending ~4km long linear feature. The seeps and iron-stained streams drain the inferred contact between the graphitic schistose quartzite and the younger unmetamorphosed mafic volcanics and intrusive (JMI Greenstone) (Flanigan, 1994). There seems to be a correlation of the mineralized seeps with the contact between the mafic volcanics and the schistose quartzites (Flanigan, 1994).
Other Corporate Matters
Subordinate and Proportional Voting Shares
In connection with a reverse takeover transaction in 2021, we created a dual share structure with subordinate voting shares and proportional shares. The subordinate voting shares are listed for trading on the TSXV. The proportional shares are, in effect, subordinate voting shares compressed at the ratio of 100:1 which have voting and economic rights on an as-converted basis. The proportional shares are convertible to subordinate voting shares at the request of the shareholder and with our consent.
Operations
During the year ended December 31, 2024, our main focus was the 2024 drilling season with planning and coordinating for site activities and human resources at our Warm Springs and LH prospects located within the Illinois Creek Project. Competition in the mineral exploration industry is intense. We compete with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants. The mining business is subject to mineral

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
price and investment climate cycles. The marketability of minerals is also affected by worldwide economic and demand cycles. In recent years, the significant demand for minerals in some countries has driven increased commodity process. It is difficult to assess if the current commodity prices are long-term trends, and there is uncertainty as to the recovery, or otherwise, of the world economy. If the global conditions weaken and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of each of the Illinois Creek Project and the Other Properties. See “Risk Factors — Our business is strongly affected by the world market price of gold and silver and there can be no assurance we will be able to develop our properties.”
Mining is an extractive industry that impacts the environment. Our goal is to constantly evaluate ways to minimize such impact. We expect to meet or exceed environmental standards at each of the Properties (including the Illinois Creek Project) and to continue this approach through effective engagement with affected stakeholders, including local communities, government and regulatory agencies and indigenous groups.
We are currently active only in Alaska, which has established environmental standards and regulations that we strive to exceed. Our environmental performance is overseen at the board level and environmental performance is our responsibility. We recognize environmental management as a corporate priority and place a strong emphasis on preserving the environment for future generations, while also providing for safe, responsible and profitable operations by developing natural resources for the benefit of our employees, shareholders and communities.
The are no significant elements of the income or loss from continuing operations that do not arise from or are not necessarily representative of the ongoing business.
There have not been any unusual or infrequent events or transactions or significant economic changes that materially affected the amount of income or loss from continuing operations.
RESULTS OF OPERATIONS
Comparison of the Year ended December 31, 2024 and December 31, 2023
Summary of components of Consolidated Statements of Operations and Comprehensive Loss	Year Ended December 31, 2024 ($)	Year Ended December 31, 2023 ($)
Operating expenses	(7,254,553)	(9,966,446)
Other items	(24,545)	(106,757)
Net loss	(7,279,098)	(10,073,774)
Unrealized foreign exchange on translation of foreign operations	23,363	(126,288)
Comprehensive loss	(7,255,445)	(10,200,062)
Summary of components of Consolidated Statements of Financial Position	December 31, 2024 ($)	December 31, 2023 ($)
Current assets	988,308	1,397,803
Long-term deposits	—	—
Equipment	1,558,765	1,999,413
Exploration & evaluation property interests	6,090,370	5,922,878
Total assets	8,637,443	9,320,094
Current liabilities	929,671	1,161,932
Long-term liabilities	2,462,024	2,818,918
Shareholders’ equity	5,245,748	5,339,244
Total Liabilities and equity	8,637,443	9,320,094

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
The loss for the year ended December 31, 2024, was $7,255,445 compared to $10,200,062 for the year ended December 31, 2023. The decrease in the loss from 2023 to 2024 was primarily due to higher exploration expenses and management fees in 2023, as well as higher consulting fees and professional fees in 2023. The most significant operating expense for the year ended December 31, 2024 were the Company’s exploration expense incurred on the Company’s mineral properties. Exploration expenses include the costs of drilling, assaying as well as the maintenance of a summer camp for drillers and staff. Other operating expenses of the Company include management fees, which is the compensation of executives, directors and management, including any stock-based compensation and also marketing expenses, which is the cost of promoting the Company through conferences and promotional activities.
Exploration Expenses
Our Illinois Creek camp opened on May 14, 2024 and drilling commenced on June 6. The planned 4,000 meter drill program was completed August 25, with the drilling of 4,230 meters. The 2024 exploration program utilized our two new and wholly owned Multi-Power HD drill rigs. One full crew (day shift and night shift) moved between the two rigs that were stationed at LH and Warm Springs, respectively, to save rig move time.
Management was pleased with 2024 drill results from the Warm Springs target, located 1.5 km east-southeast of the Illinois Creek oxide mineral resource. Eight of the nine holes intersected CRD-style alteration including an upper zone with intense silicification and brecciation associated with massive to semi-massive pyrite hosting gold-copper mineralization. Results for the seven holes that intersected significant mineralization are shown in the table below. Au-bearing massive sulfide was intersected for the first time proximal to the previously mined Illinois Creek pit in drill hole IC24-0004, as shown in the table below. Drill hole IC24-0005 intersected a lower zone of recrystalized ankerite associated with sphalerite (zinc) and galena (lead) mineralization also shown in the table below. This style of alteration and mineralization are similar to the high-grade mineralization at WPC. Coupled with previous drilling (1982 and 2022) to the north and east, the alteration halo envelope extends at least 720 meters north-south and 1200 meters east-west.
The four drill holes completed at LH, along with surface trenching, define a vertical structurally controlled feeder with Pb-Zn-(Ag) oxide mineralization within a wide tan (ankerite) alteration zone. The results demonstrate that the Illinois Creek CRD system runs through LH and it remains a viable drill target.
The Company incurred less exploration expenditures in the year ended December 31, 2024 compared to the prior year as less meters were drilled. In 2023 there were 5,119 meters drilled and in 2024 there were 4,230 meters drilled. With less meters drilled the drilling costs were reduced along with the assaying charges as well as camp costs related to the drill campaign.
General and Administrative Expenses
The significant general and administrative expenses incurred for the year ended December 31, 2024 were management fees, marketing expenses, consulting fees and professional fees. Management fees decreased from $2,039,213 in 2023 to $1,561,326 as the Company’s stock-based compensation issued to directors, executives and management decreased in 2024, whilst cash compensation remained relatively consistent. Marketing fees increased from $386,544 in 2023 to $531,374 as the Company increased efforts to promote itself and it’s mineral properties. Consulting fees decreased from $510,103 in 2023 to $306,835 as the Company focused less on the technical studies related to the exploitation of minerals at its mineral properties. Professional fees for 2023 and 2024 were relatively consistent with expenses incurred on lawyers, auditors and accountants being $264,052 to $259,140 respectively.
LIQUITY AND CAPITAL RESOURCES
Liquidity risk is the risk that we will encounter difficulty in satisfying financial obligations as they become due. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Our objective in managing liquidity risk is to maintain sufficient readily available reserves to meet its liquidity requirements.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
Sources of Liquidity
We do not have operating revenue to finance its existing obligations and therefore must continue to rely on external financing to generate capital to maintain its capacity to meet working capital requirements. We have relied on debt and equity raises to finance its operating activities since incorporation. We intend to continue to rely on debt and the issuance shares to finance our operations. However, there is a risk that additional financing will not be available on a timely basis or on terms acceptable to us. The Company does not have any material sources of unused sources of liquid assets. All liquid assets are available for use to finance Company operations.
The following table presents our cash, cash equivalents and restricted cash and working capital as of December 31, 2024 and 2023.
	Balances at December 31, 2024 (in thousands)	Balances at December 31, 2023 (in thousands)
Cash, cash equivalents and restricted cash	$850	$1,192
Total current assets	$988	$1,398
Less: total current liabilities	930	1,162
Working capital	$58	$236
Debt Transactions
On March 21, 2025, the Company completed an unsecured loan transaction with certain lenders (the “Lenders”) to the Company, pursuant to which the Company has issued promissory notes in the aggregate principal amount of $1,200,000. The Loan will mature after 36 months and bear interest at rate of 10% per annum. The Loan will be payable by the Company after 12 months. In addition, the Company has also issued to the Lenders an aggregate of 2,697,600 bonus warrants. Each bonus warrant entitles the holder to purchase one subordinate voting share of the Company at an exercise price of CAD$0.64 for a period of 36 months from the date of issuance.
Future Funding Requirements
Subsequent to December 31, 2024, the Company was issued an advance of $1,200,000 from a small group of existing shareholders to sustain general and administrative costs until the Company is able to complete an equity financing in the spring of 2025. The Company proceeds from an equity financing will be used to repay the advance with interest ($1,320,000) and under the terms of the Piek Promissory Note, as amended, the Company is required to pay 6% of any equity financing to the holder of the Piek Promissory Note. Remaining proceeds will be used to explore the Company’s mineral properties. Refer Use of Proceeds section for additional details.
Cash flows
The following table presents a summary of our cash flows for the years ended December 31, 2024 and 2023:
	For the Years Ended,
(in thousands)	December 31, 2024	December 31, 2023
Net cash (used in) provided by:
Operating activities	$(5,780,968)	$(7,471,415)
Investing activities	(176,109)	(1,517,437)
Financing activities	5,638,741	6,210,765
Effect of exchange rates changes on cash and cash equivalents	(23,653)	126,900
Decrease in cash, cash equivalents, and restricted cash equivalents	$(341,989)	$(2,651,187)

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
For the financial year ended December 31, 2024, we had negative operating cash flow of $5,780,968. We have no source of operating cash flow and there can be no assurance that we will ever achieve profitability. Accordingly, we are dependent on third party financing to continue exploration activities on its properties, maintain capacity and satisfy contractual obligations. The amount and timing of expenditures will depend on a number of factors, including in material part the progress of ongoing exploration, the results of consultants’ analyses and recommendations, the entering into of any strategic partnerships and the acquisition of additional property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our properties or require us to sell one or more of its properties.
Contractual Obligations and Off-Balance Sheet Financing
On March 21, 2025 the Company was issued an advance of $1,200,000 from a small group of existing shareholders to sustain general and administrative costs until the Company is able to complete an equity financing in the spring of 2025. The advance had a term of three years; however the Company has the option to repay after one year and is planning to repay the advance with interest ($1,320,000) on March 21, 2026.
As at December 31, 2024, the Company owed $2,356,065 to the holder of the Piek Promissory Note. Under the terms of the Piek Promissory Note, as amended, 6% of all equity financings are due and payable upon closing of an equity financing to the holder. A principal reduction of $750,000 is due on June 1, 2026 and the remaining balance and all accrued interest is be due on December 1, 2026.
Working Capital
As of December 31, 2024, we had working capital of $58,637 (December 31, 2023 — $235,871).
Cash
As of December 31, 2024, we had cash of $849,572 (December 31, 2023 — $1,191,561).
Cash Used in Operating Activities
Cash used in operating activities during the year ended December 31, 2024, was $5,780,968. Cash was mostly spent on exploration expenses, management fees, marketing fees, professional fees and consulting fees.
Cash Used in Investing Activities
During the year ended December 31, 2024, we spent $176,109 on mineral properties claim maintenance costs.
Financing Activities
During the year ended December 31, 2024, we received a net of $5,638,741 from private placements, exercise of stock options and share purchase warrants and repayment of promissory note compared to $6,210,765 which we received from private placements and exercise of stock options during the year ended December 31, 2023.
On May 14, 2024, we completed a non-brokered private placement, aggregate of 4,012,981 units for gross proceeds of C$2.608 million, and paid cash commission of C$113,200 and issued 174,154 compensation warrants.
On April 26, 2024, we completed a brokered shelf prospectus offering, aggregate of 9,403,352 units for gross proceeds of C$6.112 million, and paid cash commission of C$366,731 and issued 564,200 compensation warrants.
On September 1st and September 14th, 2023, we issued by non-brokered private placement, an aggregate of 822,553 units for gross proceeds of C$1.686 million, and paid cash commission of C$2,399 and issued 1,170 finder warrants.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
On May 4, 2023, we issued by a brokered private placement, an aggregate of 2,982,049 units for gross proceeds of C$7.007 million, and paid cash commission of C$405,469 and issued 172,540 broker warrants.
Other Liabilities
As at December 31, 2024 the Company owed $722,989 (2023 — $523,757) to three related parties, Kit Marrs, Joan Marrs and Joe Piekenbrock. The liability relates to deferred salaries and reimbursable expenses over the past two years.
Capital Resources
The Company has relied mostly on equity financings since its inception to meet its capital resource needs. On two occasions the Company has issued debt in circumstances were equity was not available and or more expensive. It is the Company’s intention to continue to meet its capital resources needs through equity financings.
The Company does not have any material commitments to capital expenditures.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Critical Accounting Policies and Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
Use of Estimates and Assumptions
The preparation of these consolidated financial statements in conformity with US GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including valuing equity securities in share-based payment arrangements, estimating the fair value of financial instruments recorded as a warrant liability, useful lives of depreciable assets and definite lived intangible assets, and whether impairment charges may apply, and the determination of whether an asset constitutes a business a business combination or asset acquisition. Management bases these estimates on historical and anticipated results, trends, and various other assumptions that we believe are reasonable under the circumstances, including assumptions as to forecasted amounts and future events. Actual results could differ materially from these estimates under different assumptions or conditions.
Research and Development Activities
The Company does not incur significant R&D costs, its major operating costs are costs associated with its exploration activities.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
Updated Share Information
The following table summarizes the fully diluted number of subordinate voting shares outstanding as of [•], 2025:
	Undiluted	Fully diluted subordinate voting shares
Subordinate voting shares	42,189,920	42,189,920
Proportionate shares	224,801	22,480,100
Total Subordinate voting shares		64,670,020
Options	5,627,500	5,627,500
Restricted share units	278,126	278,126
Warrants	18,683,886	18,683,886
Fully Diluted Subordinate voting shares		89,259,532
Going Concern
The recoverability of amounts shown as mineral exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, our ability to obtain financing to develop the properties and the ultimate realization of profits through future production or sale of the mineral property interests. Realized values may be substantially different than carrying values as recorded in these financial statements.
Our consolidated financial statements have been prepared on a going concern basis which assumes that we will be able to continue its operation as a going concern for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2024, we had not achieved profitable operations, had an accumulated deficit of $40,491,857.
We have no source of revenue, income or cash flow. It is wholly dependent upon raising monies through the sale of its Subordinate voting shares to finance its business operations. There can be no assurances that this capital will be available in amounts or on terms acceptable to us, or at all.
Market Risks
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.
Interest Rate Risk — We are exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and on our obligations are not considered significant.
Foreign Currency Risk — We have identified its functional currencies as the US dollar and the US dollar. Business is transacted in Canadian dollars and US dollars. We maintain US dollar bank accounts in Canada and the United States to support the cash needs of its operations.
Commodity Price Risk — While the value of our mineral properties is related to the price of gold and silver and the outlook for these minerals, we do not currently have any operating mines and therefore does not have any hedging or other commodity-based risks with respect to its operating activities.
Historically, the price of gold and silver has fluctuated significantly and is affected by numerous factors outside of our control including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold and silver.
Income Taxes
In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
BUSINESS
Overview
We are a mineral exploration company. Our portfolio consists of five mineral deposits, which contain gold, silver, copper, lead, and zinc at varying stages of exploration and deposit styles, including a Carbonate Replacement Deposit (CRD) and a past-producing oxide gold mine. We hold all claims in the district, which is located in western Alaska near the Yukon River, covering approximately 73,120 acres. Our mineral deposits include Round Top Property, Alaska; Illinois Creek Mine Project, Alaska; and Honker Property, Alaska. The Round Top Property consists of 92 state mineral claims, located in the Mount McKinley and Nulato mining districts of Alaska. The Honker Property consists of 24 state mineral claims, located in the Mount McKinley mining district of Alaska. Our Illinois Creek Project, which is located in the Mount McKinley mining district of Alaska. Our exploration target projects in Alaska include Paw Print and Khotol Property.
Corporate Information
We were incorporated in the province of British Columbia on April 8, 2020, under the Business Corporations Act of British Columbia, or “BCBCA”. We are a public company whose subordinate voting shares are listed for trading on the TSXV under the symbol “WAM”. Our telephone number is (520) 200-1667. Our head office is located at 1500-1111 West Hastings St, Vancouver, British Columbia, V6E 2J3 Canada. Our website address is www.westernalaskaminerals.com.
Organizational Structure
We have one directly-held wholly-owned subsidiary, WAC&G, and one indirectly-held wholly owned subsidiary, Piek. WAC&G exists under the laws of Alaska and carries out exploration activities in Alaska.
Our organizational chart is as follows:
During the 2022 exploration program, we completed approximately 8,800 meters of drilling utilizing the our drill rigs and encountered mineralization similar to that reported in 2021 in drill hole WPC21-09. In addition to the drill program, we completed a 44 line-km data collection controlled-source audio- magnetotellurics geophysical program over the entire Illinois Creek property, including the Last Hurrah and Waterpump Creek area. The results are showing a new geologic framework including several faults believed to have controlled CRD mineralizing fluid migration with numerous structural zones and new targets. In July 2022, we reported visual observations of core from drilling at Waterpump Creek that intercepted 47 and 101.7 meters of massive sulfide carbonate replacement mineralization in drill holes WPC22-17 and 18.
WAC&G is an Alaska corporation incorporated in 2010 for the primary purpose of conducting mineral exploration on the mining claims which it owns.
Markets
The mining industry is highly competitive. Mining companies compete for, among other things, mining properties from which minerals and other substances can be profitably extracted; personnel with technical

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
expertise to find, develop, and operate mining properties; labor to operate the properties; and capital to finance the development of such properties. Many of our competitors have greater financial resources and technical facilities for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants. Our relatively small size and limited capital resources, and current or future competition, could have a material adverse effect on our ability to develop our mineral projects, recruit and retain qualified personnel, or acquire the capital needed to fund our operations and develop mining projects.
Raw Materials
We use critical components such as water, electrical power, explosives, diesel and propane in our business, all of which are readily available. Potable water is supplied by an on-site water well permitted by the State of Alaska. Water for drilling needs is obtained by surface sources permitted by the State of Alaska. Electrical power is provided by company owned generators on site. Fuel (gasoline, diesel, Jet A and aviation fuel) is purchased from Everts Air Fuel, based in Fairbanks, AK at competitive prices. Everts purchases fuel direct from the Marathon Petroleum refinery in Kenai, 60 miles south of Anchorage, AK. No explosives are currently being used. Propane is purchased in Fairbanks, AK and delivered to our camp by Wright Air Service. Building materials are purchased in Fairbanks and delivered to site by Wright Air Service. Wood timbers for construction and drill pads are produced on site.
Governmental Approvals and Regulations
Mining is an extractive industry that impacts the environment. Our goal is to constantly evaluate ways to minimize such impact. We expect to meet or exceed environmental standards at each of the Properties (including the Illinois Creek Project) and to continue this approach through effective engagement with affected stakeholders, including local communities, government and regulatory agencies and indigenous groups.
We are currently active only in Alaska, which has established environmental standards and regulations that we strive to exceed. Our environmental performance is overseen at the board level and environmental performance is our responsibility. We recognize environmental management as a corporate priority and places a strong emphasis on preserving the environment for future generations, while also providing for safe, responsible and profitable operations by developing natural resources for the benefit of our employees, shareholders and communities.
We receive a five year exploration permit known as “APMA” from the Alaska Department of Natural Resources at a cost of less than $1,000 per application. We have an approved Plan of Operations for our camp, structures and exploration activities with minimal costs to update. Water source permits for drilling operations (five) currently cost $50 per year. We participate in the State of Alaska Large Mine Permit Team. Annual costs are approximately $25,000 and includes fish habitat monitoring by Alaska Fish & Game and coordination of permit and program reviews by various state agencies.
Costs and Effects of Compliance with Laws and Regulations
We are currently active only in Alaska, which has established environmental standards and regulations that we strive to exceed. Our environmental performance is overseen at the board level and environmental performance is our responsibility. We recognize environmental management as a corporate priority and places a strong emphasis on preserving the environment for future generations, while also providing for safe, responsible and profitable operations by developing natural resources for the benefit of our employees, shareholders and communities.
Our fuel storage facility is reviewed by third party service for compliance with State regulations at a cost of approximately $1500 per year.
Employees and Contractors
As of March 31, 2025, we have engaged six contractors and six employees. All contractors serve us part-time. All employees serve us full time. These contractors provide management, technical, administrative,

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
accounting and legal services to us. We believe the contractors are an efficient use of our resources, providing us greater flexibility in our cost structure as we commence exploration programs.
Description of Business
Revenue Generating Activities
We have no operating revenues or earnings and a history of losses. We will have had no operating revenues and history of losses, and no operating revenues are anticipated until one of our projects comes into production, which may or may not occur. We will continue to experience losses unless and until it can successfully develop and begin profitable commercial production at one of its mining properties. There can be no assurance that the Company will be able to do so.
Status of Development Efforts
During 2024, we reported drilling and trenching results that show continuity of mineralization across the Illinois Creek Project. Initial exploration drilling at the Warm Springs target confirmed a ~1.7 km x 1.0 km mineralized corridor, south of the WS fault, trending east-northeast with eight of nine holes encountering significant CRD-style alteration and mineralization. Intersections of complex multi-stage mineralization are characterized by thick intervals of silica pyrite mineralization punctuated by thin zones of both Illinois Creek (Au/Ag/Cu) and Waterpump Creek (Ag/Pb/Zn) styles of mineralization.
Seasonal Variations in Business
The mining business is subject to mineral price and investment climate cycles. The marketability of minerals is also affected by worldwide economic and demand cycles. In recent years, the significant demand for minerals in some countries has driven increased commodity process. It is difficult to assess if the current commodity prices are long-term trends, and there is uncertainty as to the recovery, or otherwise, of the world economy. If the global conditions weaken and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of each of the Illinois Creek Project and the Other Properties.
Facilities and Equipment
We own the Illinois Creek camp which includes all buildings, kitchen/dining facility, offices, dormitory/sleeping facilities, tents, core sheds, electrical generators, water supply and storage systems, radio and internet communication equipment. Camp personnel capacity is 45 persons. We own its exploration drilling equipment which includes two new mechanized drill rigs and rod sloops purchased in 2023 – 2024 and three older used drill rigs. We maintain extensive spare parts for its drilling equipment. We own and maintain a fleet of vehicles that include pickup trucks, side by side off road vehicles, fuel and water trucks and a dump truck, heavy equipment includes a CAT D6 dozer, CAT 630 loader, CAT motor grader for road and runway maintenance, Hitachi excavator, John Deere dozer & excavator, snow machines and numerous miscellaneous minor equipment.
We utilize the State of Alaska owned 4,400 ft Illinois Creek airstrip for delivery of food, supplies and personnel. Fixed wing support is contracted to Wright Air Service and Everts Air Cargo. Lynden Air Cargo provide C-130 Hercules cargo aircraft with a 50,000 pound payload for drill rigs and other heavy equipment.
We do not lease any buildings or equipment.
Reports to Securityholders
We intend to comply with the periodic reporting requirements of the Exchange Act. We plan to furnish our shareholders with an annual report for each fiscal year beginning for the fiscal year ending December 31, 2024 containing financial statements audited by our independent registered public accounting firm. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
LEGAL PROCEEDINGS
There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacities as such.
PROPERTIES
We have adopted the mining disclosure standards of Subpart 229.1300 of Regulation S-K — Disclosure by Registrants Engaged in Mining Operations, or “S-K 1300”. We subject to and required to disclose mineral resources and mineral reserves in accordance with S-K 1300. While the S-K 1300 rules are similar to National Instrument 43-101 Standards of Disclosure for Mineral Projects, or “NI 43-101”, rules in Canada, they are not identical and therefore two reports have been produced for the Illinois Creek project. The information in this section is common to both reports and contains pertinent information required under S-K 1300.
Summary
We have interests in five properties in the Illinois Creek District. The Illinois Creek Property is the only property we consider material but we have several key mineral resource projects in other jurisdictions within the United States. Mineral Resources at the Illinois Creek Property are located in two areas, Illinois Creek and Waterpump Creek. Illinois Creek Mineral Resources consist of Illinois Creek oxide gold-silver mineralization and leach heap pad material from the historical Illinois Creek mine. Mineral Resources at Waterpump Creek consist of near surface oxide lead-zinc-silver and deeper sulfide silver mineralization.
Illinois Creek Project, Western Alaska, USA
The Illinois Creek Property is located in the southern Kaiyuh Mountains just east of the Yukon River in western Alaska, approximately 490 km west of Fairbanks, 52 km southeast of the village of Kaltag, and 85 km south-southwest of the community of Galena. The Property is in rural Alaska with no current road access or nearby power infrastructure.
The Illinois Creek mining district is characterized by intrusion related hydrothermal systems including porphyry copper/molybdenum/silver deposits (PCDs) and surrounding poly-metallic silver/zinc/lead/copper/gold carbonate replacement deposits (CRDs) along with distal low sulfidation precious-metal veins related to the porphyries.
Other Non-Material Properties
We hold number of other properties that we have determined are not material to our business, including the following properties which total in the aggregate approximately 23,840 acres of mineral claims:
•
Honker Property, Western Alaska, USA. The Honker Property covers an area of approximately 3,840 acres and consists of 24 state mining claims.

•
Round Top Property, Western Alaska, USA. The Round Top Property covers an area of approximately 14,080 acres and consists of 88 State of Alaska mining claims.

•
Khotol Property, Western Alaska, USA. The Khotol Property covers an area of approximately 3,040 acres and consists of 19 state mining claims.

•
Paw Print Property, Western Alaska, USA. The Paw Print Property covers an area of approximately 2,880 acres and consists of 18 state mining claims.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
Summary of Mineral Resources
The following table show our estimates of Mineral Resources as defined in S-K 1300 as of December 31, 2024.
Table 1.1: Summary Mineral Resource Estimates
		Average Grade				Contained Metal				Metallurgical Recoveries
Class	Tonnes (Mt)	AuEq (g/t)	Au (g/t)	Ag (g/t)	AgEq (g/t)	AuEq (koz)	Au (koz)	Ag (Moz)	AgEq (Moz)	Au (%)	Ag (%)
Indicated	7.4	1.39	0.98	32.7	111.1	331	234	7.8	26.5	92	65
Inferred	3.1	1.47	1.02	35.9	117.5	148	102	3.6	11.8	92	65

Notes:
(1)
The definitions for Mineral Resources in S-K 1300, which are consistent with CIM (2014) definitions, were followed for Mineral Resources.

(2)
In Situ Mineral Resources are constrained within a pit shell developed using metal prices of US$1,600/oz Au and US$20/oz Ag, mining costs of US$2.50/t, processing costs of US$10/t, G&A cost of US$4.00/t, 92% metallurgical recovery Au, 65% metallurgical recovery Ag and an average pit slope of 45 degrees. The cut-off grade for resources considered amenable to open pit extraction methods is 0.35 g/t AuEqR. AuEq and AgEq values are based only on gold and silver values using metal prices of US$1,600/oz Au and US$20/oz Ag. The formulas for AuEq and AgEq are AuEq (g/t) = Au (g/t) + 0.0125 x Ag (g/t) and AgEq (g/t) = Ag (g/t) + 80.0 x Au(g/t). The formula for AuEqR is AuEqR = (Au g/t × 0.92) + (Ag g/t × 0.0125 × 0.65).

(3)
Metal prices are based on industry consensus long term pricing.

(4)
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.

(5)
Mineral Resources in the Inferred category have a lower level of confidence than that applied to Indicated Mineral Resources, and, although there is sufficient evidence to imply geologic grade and continuity, these characteristics cannot be verified based on the current data. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(6)
Totals may not add due to rounding.

Material Properties
Illinois Creek Project
Project Description
The Illinois Creek Property is located in the southern Kaiyuh Mountains just east of the Yukon River in western Alaska, approximately 490 km west of Fairbanks, 52 km southeast of the village of Kaltag, and 85 km south-southwest of the community of Galena. The Property is geographically isolated with no current road access or nearby power infrastructure.
Location and Access
The Illinois Creek Project is located in the State of Alaska, approximately 490 km west of Fairbanks, 52 km southeast of the village of Kaltag, and 85 km south-southwest of the regional supply center of Galena (Figure 4.1). Geographic coordinates of the Property are N64°2’ 7.31” latitude and W157° 54’ 55.92” longitude [Universal Transverse Mercator (UTM) North American Datum (NAD) 83, Zone 4W coordinates 7101400N, 553000E]. Primary access to the Property is by air using either fixed-wing aircraft or helicopters.
The Property is located in the southern Kaiyuh Mountains of west-central Alaska just east of the Yukon River. The Property is in the Nulato A-4 and A-5 quadrangles, Kateel River Meridian T16S, R4E, sections 13, 14, 23 – 25, and 36; T16S, R5E, sections 10 – 36; T16S, R6E, sections 7, 18,19, 30 and 31; T17S, R4E, sections 1, 11 – 14, 23 – 26, 35 and 36; and T17S, R5E, sections 1 – 13, 15 – 24, and 26 – 35.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
Figure 1.1
Ownership
We own and operate this Project. We have executed surface use and access agreements and fee mineral leases with the State of Alaska, owner of both surface and mineral rights at the Project.
The State of Alaska issued a 20 year Upland Mining Lease ADL# 422236 to Piek Inc. on July 1, 2024 that covers 11,135 acres and converted 70 ICP (ICP 1-70) mining claims to leasehold. The lease is subject renewal as provided in 11 AAC 86.312 and AS 38.05.205. This lease grants “the exclusive right to mine, extract ,remove and dispose of all minerals subject to AS 38.05.185-38.05.275”. The annual lease payment due to the State of Alaska of $22,938.10 was paid on 11/06/2024. All mining claims and leases that produce minerals are subject to a Production Royalty is three percent (3%) of net income as determined under the Mining License Tax Law AS 43.65 and regulations 15 AAC 65.
The annual claim rental for Piek Inc. ICP Claims 71 – 110 of $13,200 was paid on November 6, 2024.
The annual claim rental for WAC&G ICP Claims 111 – 196, Round Top II Claims 03 – 05, 15 – 18, 23 – 30, 32 – 40, 45 – 62, 67 – 82, Honker II Claims 1 – 20, Round Top II Claims 85 – 108, 201 – 206, Honker II Claims 21 – 24, Paw Print Claims PP 01 – 18, Khotol Claims KH 01 – 16, ICP Claims 197 – 286 of $131,175 was paid on 11/06/2024.
Infrastructure
Road/Barge
In 1993, during operation of the Illinois Creek mine, AIDEA conducted an engineering study of the Yukon access route from a laydown area south of Kaltag to the mine titled the Illinois Creek Transportation Study. That study proposed a 47.5 km (29.5 mile) access road that connected to a port located on the river with a greater than 40 ft draft and serviceable by deep-water barges for five months of the year from either upstream at Nenana or downstream at Saint Mary’s/Emmonak deep-water port (NPMC, Hughes, R. and Smith, M., 1993). The 1993 AIDEA Transportation Study outlined costs to build the access route, including laydown area, two 100-ft bridges, and a ferry at $12.2M.
In March 2023, RECON, aka Rowland Engineering Consultants, completed a three year engineering study for an all-weather access route from the Illinois Creek Mine site and road system to a planned river barge site on the Yukon River, approximately 28 miles to the west. The entire route is located on State of Alaska lands. The work included aerial photography (LIDAR) in 2020 and two years of field reconnaissance and civil engineering design work in 2021 and 2022. The preferred access route is a 28 mile single lane industrial use road with turnouts located primarily in upland forested terrain. The route is designed to 10 percent final design, suitable for a Preliminary Economic Analysis. The design criteria is for a 18’ wide road and a 25 – 45 mile per hour design speed and a 50 year life. The estimated cost is $79 million.
Power
During the mine operation, diesel fuel was transported by DC-6 or C-130 aircraft from Galena to the mine site (fuel was barged down the Yukon River from Nenana near Fairbanks and then staged in Galena).

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The 1993 AIDEA Transportation Study also looked at the impact of direct shipping to the Kaltag laydown site and outlined a >26% cost savings for fuel. Capital costs (1993) for proposed tankage at the laydown area were $650,000. Current exploration activities rely on the delivery of diesel, and 100 LL fuel to the Illinois Creek airstrip by various aircraft; DC-6s are most cost effective.
Geology and Mineralization
The Illinois Creek mining district is characterized by intrusion related hydrothermal systems including porphyry copper/molybdenum/silver deposits (PCDs) and surrounding poly-metallic silver/zinc/lead/copper/gold carbonate replacement deposits (CRDs) along with distal low-sulfidation precious-metal veins related to the porphyries.
At the Illinois Creek Property, mineralization is characterized by the extensive development of Ag/Zn/Pb/Cu/Au carbonate replacement bodies deposited in the over-thickened continental margin carbonate assemblages. The property is divided into two distinct structural blocks herein dubbed the East Block and the West block, that are reinterpreted as thrust sheets. Both blocks show distinctive stratigraphic sequences, but both are overprinted by the same 110 – 114 Ma Illinois Creek mineralization event. That event is metallogenetically related to the relaxation at the end of the compressional event which resulted in the emplacement of the Khotol Mountain suite of intrusions.
Both primary sulfide mineralization and secondary gossan-hosted oxide mineralization are present on the property, and both are viable exploration targets.
History
Regional exploration in the Kaiyuh Hills began with the Anaconda Minerals Company (“Anaconda”)/Cook Inlet Region, Inc. (CIRI) joint venture. CIRI is one of the 13 regional native corporations defined in ANCSA (Alaskan Native Claims Settlement Act). The Anaconda/CIRI joint venture identified prospective mineral-endowed lands for CIRI to select under that federal legislation.
During the 1980s, exploration for minerals in western Alaska began with extensive soil sampling, mapping, and drilling. Soil sampling in the 1980s resulted in the finding of significant intervals of oxidized gossanous mineralization to depths approaching 350 m below surface where sampling was conducted. Soil sampling in 1981 outlined a 2,000 m by 50 m anomaly with very high values of lead, zinc, copper, silver, gold and arsenic with zinc zoned to the east and copper zoned to the west.
Ownership, control, and operation of the project areas has varied greatly since the 1980s.
Permitting and Licensing
Exploration Permits
WAC&G has renewed the authorization to explore at Illinois Creek under authority of ADNR Miscellaneous Land Use Permit #9831, also referred to as an “APMA” permit, which has an issue date of April 26, 2024, and will expire on December 31, 2028. The permit has reclamation stipulations and includes requirements for filing an annual work plan and an Annual Reclamation Report with ADNR, describing reclamation activities. WAC&G submitted a Plan of Operations approved April 26, 2024 by the ADNR under the APMA application F20249831 that will allow for exploration activities on the pending Upland Mining Lease area for 2024 to 2028. Exploration of the remaining Illinois Creek claims outside of lease will be authorized under the same APMA, though will require an annual Work Plan to be submitted. WAC&G submits annual Reclamation Reports to ADNR and a Notice of Intent to fulfill any carryover reclamation obligations into the next year. Certain aspects of camp operations, including management of solid wastes, are authorized under permit SWGPCAMP-28.

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A list of likely required major mine permits is shown below:
Table 1.2: Mine Permits
Agency	Authorization
State of Alaska
ADNR	Plan of Operations Approval (including Reclamation Plan and Financial Assurance)
Upland Mining Lease
Mill Site Lease
Reclamation Financial Assurance
Certificate of Approval to Construct a Dam
Certificate of Approval to Operate a Dam
Water Use Authorization to Appropriate Water
ADF&G	Title 16 Permits for Fish Passage (authorize stream crossings, if required)
ADEC	APDES Water Discharge Permit (if required)
Alaska Multi-Sector General Permit (MSGP) for Stormwater
Stormwater Discharge Pollution Prevention Plan (requirement of MSGP)
Section 401 Water Quality Certification of the CWA Section 404 Permit (for CWA Section 404 permit)
Integrated Waste Management Permit
Air Quality Control — Construction Permit
Air Quality Control — Title V Operating Permit
Reclamation Financial Assurance (shared with ADNR)
Federal Government
EPA	Spill Prevention, Control, and Countermeasure (SPCC) Plan (fuel transport and storage)
USACE	CWA Section 404 Dredge and Fill Permit (if required)
Quality Assurance and Quality Control
We have maintained a consistent QA/QC protocol for all drill cores sampling through the 2021 to 2023 field seasons. Our protocol calls for insertion of 11% QA/QC check samples by inserting a blank, a duplicate, and a standard into each set of 27 core samples.
During the 2021 field program, blank material consisted of sand that had previously been tested by SGS Canada, an independent lab with no ownership interest in our business, using the same analytical suite as 2021 drill core to determine baseline values of the material. During the 2022 drill program, WAC&G acquired blank material from the ALS, an independent lab with no ownership interest in our business, prep lab in Fairbanks, which also analyzed and certified the material. Commercially available marble chips were used in 2023 as blank material. One split was taken from each 50 pound bag (3 splits) and was analyzed separately to establish values for the blanks. During the 2024 drill program WAC&G acquired blank and standard samples from OREAS LTD, an independent lab with no ownership interest in our business, Samples were shipped to ALS Vancouver, BC and Reno, NV for preparation and analysis.
For the 2021, 2022, 2023 and 2024 drilling campaigns, WAC&G collected field duplicates of drill core. Each designated duplicate sample was collected by halving the primary sample interval such that the primary sample and duplicate sample were quarter core segments of the entire sample interval.
Data Verification
Sage Langston-Stewart randomly selected the sample data from 15 drill holes including results from across the Illinois Creek area gold drilling programs. The number of samples represent over 4% of the data used in the estimate of mineral resources. A typical industry procedure is to compare approximately 5% of the assay sample results in the database to certificates. If the error rate is less than 1%, then no further action is

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taken. If the error rate exceeds 1%, a more extensive review is undertaken. The grades in these holes were compared to those contained in the certified assay certificates provided by the laboratories. In this suite of 818 individual samples, there were four errors found in the gold data and three errors in the silver data, an error rate of less than one percent. These results are similar to those achieved during previous database audits. Mr. Mahaffey reviewed the historical metallurgical studies to understand why the historic heap leach process did not work efficiently. Those studies represented valuable background needed to develop a process that could efficiently handle both gold and copper metallurgy as the project progresses.
The sample data from an additional four drill holes from the leach pad area were randomly selected, and the assay results were compared to the values contained in the assay certificates. There were no errors identified.
The sample data from two drill holes from the WPC area were randomly selected, and the assay results in the database were compared to the values contained in the assay certificates. There were no errors identified.
Mineral Extraction Activities
There have been no extractions from the Illinois Creek Project.
Mineral Resources
On March 20, 2019, WACG provided the updated drill hole sample data for the Illinois Creek deposit. Since that time, there has been no additional exploration in the area of the in-situ mineral resources.
The data comprised a series of ASCII files containing collar locations, down- hole survey results, geologic information, and assay results for a total of 583 drill holes representing 51,558 m of drilling. Of these, 505 drill holes, totaling 41,488 m of drilling, test the Illinois Creek deposit and contribute to the estimation of the in-situ mineral resources. The other 78 drill holes are exploratory in nature and test for extensions east of the Illinois Creek deposit or other satellite deposits on the Property. Note: These drilling statistics are derived from the database used to generate the estimate of mineral resources and may differ slightly from those presented in Section 10 (Drilling) of this report. WAC&G has made some changes to the drilling database since March 2019 that accounts for these differences. These minor changes have no impact on the estimate of mineral resources for the Illinois Creek deposit.
It should be noted that the drilling data for the Illinois Creek deposit were initially reported in the imperial system using a local “drill grid” coordinate system. All of this information was converted to metric units (in other words, feet to meters), and the coordinates were rotated to UTM grid coordinates (UTM NAD83 Zone 4W).
Of the 505 holes that test the Illinois Creek deposit, 145 are diamond drill (DD) holes and the other 360 holes are reverse circulation (RC) drill holes. Comparisons were made between the data produced from each type of drilling. DD holes tend to provide higher gold grades than RC drilling, but these differences are inconsistent and may only be local occurrences. Previous studies conducted by MRDI suggest that the RC drilling may not effectively capture all of the gold in some areas. DD and RC results show local variations, but, overall, they seem to correspond quite well. There were no modifications made to the database based on the type of drill hole.
There is no recovery data included in the database. MRDI, as part of its March 2000 audit, reported that recoveries tend to be quite good in most cases, but some gold losses were observed in holes that encountered poor recoveries.
Drilling on the Illinois Creek deposit was conducted between 1981 and 2006 with the majority of holes completed during campaigns run from 1990 through 1995. Drill holes penetrate the south- southeast dipping Illinois Creek deposit over a strike length of more than 2,500 m and to depths that exceed 200 m below surface.
In the Illinois Creek sample database, a total of 16,936 individual samples, representing 25,611 m of drilling, were analyzed for gold and silver content. About 50% of these samples were also analyzed using a multi-element (whole-rock, 26-element) package. The results for copper, lead and zinc were selected for potential inclusion in this mineral resource evaluation. Further evaluation of the available data show that only

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about 30% of samples were tested for lead and zinc content, and based on these results, the distributions of lead and zinc data are considered insufficient to support estimates of mineral resources.
Mining and Recovery Methods
The Illinois Creek Project is an early exploration project and as such, there have been no recovery methods investigated.
Economic Analysis
The Illinois Creek Project is an early exploration project and as such, no economic analysis has been completed.
Exploration Targets
The Illinois Creek Property represents a major epigenetic porphyry-centered system which presents opportunities to find both the causative porphyry driving the system and distal CRD mineralization focused within carbonate-rich clastic sediments and carbonates within the lower Paleozoic Illinois Creek formation. Deep leaching in the district has also allowed for extensive oxidation and the development of the Illinois Creek deposit oxide gossans.
Since 2021, a major reinterpretation of the Illinois Creek property geology has been ongoing due to the discovery at Waterpump Creek of sulfide mineralization at depths below previous levels of exploration.
In the East Block the mineralization-controlling NNE-trending Waterpump Creek fault and the look alike Wades fault trend are apparent over the entire 6 km N-S strike length of the CSAMT survey. Immediate extensions to the Waterpump Creek sulfide mineralization and the 1.4 km low resistivity anomaly was a focus in the 2023 drilling. The extension of WPC mineralization to the north along the WPC fault is still open for exploration and is a target for 2024 drilling. To the south, the WPC mineralization is offset against the E-W 4700N fault, but mineralization is believed to continue south into the LH zone. The primary focus of 2024 exploration drilling will be to explore down-dip of the anomalous soil geochemistry and LH gossan, towards the WPC fault which is shown in the 2023 3D IP low resistivity.
In the West Block, south of the Warm Springs fault, an extensive greenstone sill caps the permissive stratigraphy and looks to provide an aquitard not unlike that seen in the East Block where the pelitic schists provide an aquitard to trap mineralization. The mineralization permissive stratigraphic section below the greenstone sill identified by the CSAMT profiles outline an approximate 4 x 2 km CRD target area southeast of the Illinois Creek pit. This Warm Springs target zone will be another primary focus of 2024 exploration drilling.
A Cu, Au, Pb, As soil anomaly covering a 1.5 x 1.5 kms area extending south of the Illinois Creek pit suggests a developing porphyry target in that area.
In addition to the sulfide targets which are the current focus of exploration, additional oxide Au/Ag targets extend in and around the Illinois Creek mine pit.
Planned Work
The planned exploration program in 2025 will be focused on expanding the Waterpump Creek (WPC) resource to the south. Up to 6,000 meters of diamond drilling is planned for the Waterpump Creek South Target, subject to completion of a financing. Up to 20 drill holes with depths between 150 and 450 meters are planned, depending upon depth of mineralization encountered and geologic targets. A secondary target is Waterpump Creek North, along the northerly projection of the WPC structure north of the existing resource. If adequate funding is available, a tertiary target is to define the extent of the 2024 Warm Springs discovery, a promising zone of high grade gold-copper similar to the Illinois Creek Mine and a separate zone of high grade silver-lead mineralization similar to that of WPC.
Additional metallurgical testing of both WPC and Illinois Creek deposits is planned. This work will assist in an update of the Illinois Creek 2021 resource. Baseline environmental work will continue if budgets

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permit, including fish habitat studies by Alaska Dept. of Fish & Game and wetlands delineation along the planned Yukon River & Access Route.
Internal controls disclosure
Historical quality assurance/quality control (QA/QC) programs are lacking or poorly documented. The last documented and outlined procedures were outlined in 1999.

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MANAGEMENT
The following table provides information regarding our executive officers and directors as of December 31, 2024:
Name	Age	Position(s)
Executive Officers:
Kit Marrs		Chief Executive Officer, President, and Director
Joe Piekenbrock		Chief Exploration Officer
Darren Morgans		Chief Financial Officer
Non-Employee Directors
Nate Brewer		Director
Susan Mitchell		Director
Kevin Nishi		Director
David Smallhouse		Director
The following is a biographical summary of the experience of our executive officers, other senior management and directors. There are no family relationships among any of our executive officers, other senior management or directors.
Executive Officers
Christopher (Kit) Marrs, CEO and Director, 73
Mr. Marrs has served as WAC&G’s President and Director since its inception in 2010 and has more than 40 years’ experience as an Economic Geologist. Mr. Marrs was a project geologist for Anaconda, based in Anchorage, Alaska and managed the Illinois Creek and Round Top Projects in the 1980’s along with a number of other projects throughout Alaska and participated in the discovery of the Greens Creek deposit in southeast Alaska while working for WGM Consultants. Mr. Marrs was also previously a consulting geologist for Noranda Mining and LAC Minerals in Sonora Mexico. Mr. Marrs has a B.S. in Geology and a M.S. in Economic and Structural Geology from the University of Arizona and is a member of the Society of Economic Geologists, Alaska Miners Association and Arizona Geological Society. Mr. Marrs has also served on the University of Arizona Geoscience Department Advisory Board between 2005 and 2021.
Joe Piekenbrock, Chief Exploration Officer, 70
Mr. Piekenbrock brings over 35 years of experience to the mining exploration and development industry where he has managed all aspects of exploration from grassroots discovery through feasibility. From 2003 to 2011, he served as Vice President, Exploration, for NovaGold Resources and more recently served as Senior Vice President of Exploration for NovaCopper. He had extensive experience throughout Latin America while working for Placer Dome and was one of the founding members of Brett Resources. Earlier in his career, he was a member of the Cominco Alaska exploration team responsible for the discovery of the Whistler Cu deposit, the Sleitat Sn deposit, the Shotgun Au deposit and the Pebble Cu/Au deposit. After joining the Nova group of companies in 2003, he led a series of discoveries including the Donlin Creek Au deposit, the Bornite Cu and the Galore Creek Cu/Au porphyry deposit in Alaska and British Columbia. He was awarded the Thayer Lindsley medal for International Discovery in 2009 for his role in the discovery of the Donlin Creek deposit and the Colin Spence award for International Discovery in 2015 for his contributions to the discovery of South Reef deposit at Bornite. Mr. Piekenbrock holds a Bachelor of Arts degree in geology from the University of Colorado, and a Master of Science degree in economic geology from the University of Arizona.
Darren Morgans, Chief Financial Officer, 50
Darren Morgans, a Canadian CPA and Australian CA, has been a practicing finance professional since 1995 and has worked with Canadian and Australian publicly listed resource companies for over 25 years. Mr. Morgans is currently CFO of Cosa Resources Corp, a uranium explorer in the Athabasca Basin in Canada. Previously, Mr. Morgans was a fractional CFO for Velocity Minerals and Volta Metals, both

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Canadian listed junior explorers. Earlier in his career Mr. Morgans was the CFO of Perpetua Resources Corp. (formerly Midas Gold Corp.). Joining the company as a private company and then assisting through its IPO in 2011 and subsequently raising over $C200 million in equity, convertible debt and royalty financings, with the focus of advancing the Stibnite Gold Project from a small resource to a Feasibility Study with almost 5 million ounces in reserves. Prior to joining Perpetua in 2011, he was the Controller and Secretary for Terrane Metals Corp. prior to its acquisition by Thompson Creek Metals. He has also worked for Place Dome Inc. and Mount Isa Mines. Mr. Morgans began his career with PwC after obtaining a Bachelor of Commerce from the University of Queensland.
Non-Employee Directors
Nathan Brewer, Director, 72
Mr. Brewer has more than 40 years’ experience as an exploration geologist. He has worked for several major mining companies in over 20 countries worldwide including Anaconda, Echo Bay, Lac Minerals, Barrick, Homestake and Gold Fields. His career started in Alaska (including 3 years as the Project Manager at Illinois Creek). Before retiring in 2018 from Gold Fields, he was Senior Vice President, Global Greenfields Exploration. During his career he led two South American projects from grass roots discovery through resource delineation, PEA, and Pre-Feasibility and Feasibility stages. One of these projects — Salares Norte commenced production in Q1 2024. He also played a role in the acquisition of the Cerro Corona copper-gold project in Peru and the Veladero gold-silver project in Argentina. Both of these projects have since become profitable mines. Mr. Brewer holds a BA in Geology from UC Santa Barbara and is a Certified Professional Geologist. Mr. Brewer has been a director of the Company since November 20, 2021.
David Smallhouse, Director, 68
Mr. Smallhouse is a fifth generation Tucsonan, graduated from the University of California at Davis with a Bachelor of Science Degree in Agricultural Economics and holds a Master of Science Degree in Agricultural Economics from the University of Arizona. Mr. Smallhouse is currently Managing Partner of Miramar Ventures, LLC, a firm involved in agribusiness, real estate, private equity and venture capital investments. Miramar Ventures is also an active investor in angel and early stage ventures. Its portfolio includes bio-life sciences, drug development, software, clean tech, and medical device companies, many with close ties to the University of Arizona and/or the Desert Angels of Southern Arizona. Additionally, he is a partner in Arch Partners, LLC, an active seed venture investment company, Playability Toys, Dependable Health Services. and I.Me.Mine Digital. Current Civic Activities include: Trustee of Salpointe Catholic High School, Director of the University of Arizona’s Tech Launch Arizona, University of Arizona Foundation’s Investment Committee, Executive Board Member of Sun Corridor, Inc., Board Member of Start up Tucson, Board Member of the Arizona Sonora Desert Museum and a board member of Tucson Medical Center. Mr. Smallhouse has been a director of the Company since November 8, 2021,
Kevin Nishi, Director, 61
Mr. Nishi is a Chartered Professional Accountant and holds a Bachelor of Business Administration degree from Simon Fraser University. He has held several director positions with exploration stage mining companies. Mr. Nishi was a partner with Smythe LLP working with several public companies listed on the TSX and TSX Venture exchanges in Canada and in the United States. Mr. Nishi has been a director of the Company since May 10, 2021.
Susan Mitchell, Director, 76
Ms. Mitchell brings over 40 years of capital markets experience to Alaska Silver Corp., starting her career with Canadian Imperial Bank of Commerce (CIBC) in Toronto in the Corporate Finance and Treasury divisions, participating in raising over C$1 billion in primary capital. She was also Director of Treasury of Cyprus AMAX Minerals and a Managing Director of Metals & Mining, Global Structured finance for Westdeutsche Landesbannk (WESTLB) in New York, NY, and a Director of Risk Solutions with Standard & Poor’s in New York. Ms. Mitchell has been an investment banker and provided corporate finance advise in her own consulting firm, S. Mitchell & Associates, in New York, NY since 2004. Ms. Mitchell has been a director of the Company since November 1, 2023.

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Significant Employees
Principal Geologist; Sage Langston-Stewart
Sage holds both a Master’s and a Bachelor’s degree in Geology and Geological Engineering from the Colorado School of Mines. Sage worked at the Caribou-Cross Mine in Nederland, Colorado, where she completed her master’s thesis, conducted core logging, underground mapping, and geological modeling at the alkaline Au-Ag intermediate sulfidation magmatic-hydrothermal vein system. With five years of experience at Alaska Silver, Sage now serves as the Principal Geologist, where she leads drill hole targeting, geologic interpretation, and geologic modeling. Additionally, Sage manages the core processing facilities, is involved with overall project management, and plays a key role in advancing the geological understanding of the Illinois Creek — Waterpump Creek CRD system.
Committees of the Board of Directors
Our board of directors has an audit committee, and a compensation committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below upon the completion of this offering. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Our audit committee is composed of David Smallhouse, Kevin Nishi, and Susan Mitchell. Kevin Nishi is the chair of our audit committee. The majority of the members of our audit committee meet the independence requirements under SEC rules. Nishi and Smallhouse are considered to be “independent” within the meaning of NI 52-110. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Kevin Nishi is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on him or her any supplemental duties, obligations, or liabilities beyond those that are generally applicable to the other members of our audit committee and board of directors. Our audit committee’s principal functions are to assist our board of directors in its oversight of:
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review, approve, and recommend for approval:

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The interim financial statements and management discussion and analysis of the Company

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The auditor’s report, if any, prepared in relation to such financial statements;

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recommend the external auditor to be nominated and determine the compensation of the external auditor;

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oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting, establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

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monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established;

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monitor the management of the principal risks that could impact the financial reporting of the Company;

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establish procedures for:

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the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

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the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

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pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor;

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review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

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with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer.

Compensation Committee
Our compensation committee is composed of Nathan Brewer, David Smallhouse, and Kevin Nishi. David Smallhouse is the chair of our compensation committee. The members of our compensation committee meet the independence requirements under SEC rules, and NI 52-110. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Our compensation committee is responsible for, among other things:
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Making recommendations to the Board of the Company the compensation of the Company’s directors and officers.

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Determining the amount and terms of each LTIP grant, within the parameters set out in the Company’s LTIP and applicable exchange rules and policies, and recommends such grants to the Board for approval.

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Assessing the objectives of the Company in light of the external environment and current business situation of the Company.

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Determining if annual bonuses should be granted to executive officers and recommends those grants to the Board.

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EXECUTIVE COMPENSATION
Overview
The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.
As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during fiscal years 2023 and 2024, and our next two most highly compensated executive officers in respect of their service to our company for fiscal years 2023 and 2024. We refer to these individuals as our “NEOs”. Our NEOs for fiscal years 2023 and 2024 are:
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Kit Marrs, Chief Executive Officer

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Darren Morgans, Chief Financial Officer

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Joe Piekenbrock, Chief Exploration Officer

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Alex Tong, Former Chief Financial Officer

The compensation paid in Canadian dollars was converted to United States dollars using the Bank of Canada daily rate of exchange reported on March 31, 2025, as set forth in this prospectus under the heading “About this Prospectus and Exchange Rates”.
Summary Compensation Table
Name and principal position	Fiscal year	Salary ($)	Option- awards ($)(1)	Total ($)
Christopher Marrs, President and Chief Executive Officer	2024	257,111	131,688	388,799
	2023	288,746	145,970	434,716
Darren Morgans, Chief Financial Officer(2)	2024	65,835	39,676	105,511
	2023	—	—	—
Joe Piekenbrock, Chief Exploration Officer	2024	49,346	104,318	153,664
	2023	162,187	106,091	268,278
Alex Tong, Former Chief Financial Officer	2024	47,129	27,127	74,256
	2023	102,027	145,022	247,029

(1)
Amounts reflect the aggregate grant date fair value of stock options granted to our NEOs, computed in accordance with the provisions of [ASC Topic 718, Compensation — Stock Compensation]. These amounts do not reflect the actual economic value that will be realized by the employee upon the vesting, settlement or exercise of the stock option. The assumptions that we used to calculate these amounts are discussed in Note 8 to our audited consolidated financial statements for the fiscal year ended December 31, 2024 filed on SEDAR on April 25, 2025.

(2)
Mr. Morgans’ Compensation is dominated in Canadian Dollars. For 2024 Mr. Morgans was paid C$88,000 which is converted to $65,835 at the monthly average exchange rate through the year.

(3)
Mr. Tong’s compensation is denominated in Canadian Dollars. For 2024 Mr. Tong was paid C$57,292 which was converted to $47,129 at the monthly average exchange rate through the year. For 2023 Mr. Tong was paid C$137,500 which was converted to $102,027 at the monthly average exchange rate through the year.

Narrative to 2024 Summary Compensation Table
Base Salaries:   Salaries and consulting fees are determined by the Compensation Committee based on market conditions and established in the executive employment agreements described below.
Annual Bonuses:   There were no annual bonuses paid in 2024 or 2023 due to limited working capital of the Company. For the CEO and CFO, who are eligible for annual bonuses, the amount may be up to 50% to

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70% of their base salary, as approved by the Board of Directors based on a recommendation from the Compensation Committee after an evaluation of their individual contributions to the Company during the fiscal year and consideration of the Company’s working capital position.
Equity Compensation:   The Company utilizes stock options as a long-term incentive plan to attract and retain senior executives. The exercise price is the closing price of a share of the Company’s common stock on the day before the grant date. The stock options vest ratably over a period of zero to two years, and they are exercisable for a five-year term.
Grants of Options for 2023 and 2024:
Name	# of Options	Exercise price	Grant date	Vesting Schedule	Expiry
Alexander Tong	100,000	2.20	Jan 20, 2023	1	Jan 20, 2028
Alexander Tong	75,000	0.34	March 1, 2024	1	March 1, 2029
Christopher Marrs	100,000	2.20	Jan 20, 2023	1	Jan 20, 2028
Christopher Marrs	75,000	0.34	March 1, 2024	1	March 1, 2029
Christopher Marrs	125,000	0.31	Dec 27, 2024	2	Dec 27, 2029
Darren Morgans	100,000	0.59	June 14, 2024	1	June 14, 2029
Darren Morgans	100,000	0.31	Dec 27, 2024	2	Dec 27, 2029
Joe Piekenbrock	100,000	2.20	Jan 20, 2023	1	Jan 20, 2028
Joe Piekenbrock	50,000	0.34	March 1, 2024	1	March 1, 2029
Joe Piekenbrock	40,000	0.31	Dec 27, 2024	2	Dec 27, 2029
Vesting Schedule 1:   These stock options vest 33% upon grant, 33% after one year and 34% after two years.
Vesting Schedule 2:   These stock options vest 100% upon grant.
Equity Compensation Plan Information
The following table summarizes information about our equity compensation plans as of December 31, 2024:
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(3)
Equity compensation plans approved by security holders	5,905,626	$0.88	561,376
Total

(1)
Consists of 278,126 RSUs and 5,627,500 shares of common stock issuable upon exercise of stock options under the Long Term Incentive Plan.

(2)
This is the weighted average exercise price of the stock options. The RSUs have no exercise prices.

(3)
Consists of shares available for issuance under the Long Term Incentive Plan.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
NON-EMPLOYEE DIRECTOR COMPENSATION
The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors during fiscal year 2024.
Director compensation is limited strictly to non-employee directors. Our director compensation philosophy is as follows:
•
To provide a compensation level that will attract exceptionally experienced and skilled candidates and encourage them to play an active role in our strategic development;

•
To compensate for work on the Board and work on the committees of the Board; and

•
To provide share-based compensation to align director compensation with increases in long-term shareholder value.

Annual Cash Retainers
Ms. Mitchell was paid an annual cash retainer of $36,000 in monthly installments. All other non-employee directors declined to receive a cash retainer and elected to receive share based compensation, refer below. Chairs of the Audit and Compensation Committees do not receive additional retainers.
Share-Based Compensation
Non-employee directors are eligible for grants of stock options. The exercise price is the closing price of a share of the Company’s common stock on the day before the grant date. The stock options vest immediately or over a two year period from the grant date, and they are exerciseable for a five-year term. Refer to the table below for details of all stock options granted in the last two fiscal years.
Name	# of Options	Exercise price	Grant date	Vesting Schedule	Expiry
Kevin Nishi	75,000	2.20	Jan 20, 2023	1	Jan 20, 2028
Nathan Brewer	75,000	2.20	Jan 20, 2023	1	Jan 20, 2028
David Smallhouse	75,000	2.20	Jan 20, 2023	1	Jan 20, 2028
Susan Mitchell	75,000	0.34	March 1, 2024	1	March 1, 2029
Kevin Nishi	75,000	0.34	March 1, 2024	1	March 1, 2029
Nathan Brewer	75,000	0.34	March 1, 2024	1	March 1, 2029
David Smallhouse	75,000	0.34	March 1, 2024	1	March 1, 2029
Susan Mitchell	100,000	0.59	June 14, 2024	1	June 14, 2029
Susan Mitchell	75,000	0.31	Dec 27, 2024	2	Dec 27, 2029
Kevin Nishi	75,000	0.31	Dec 27, 2024	2	Dec 27, 2029
Nathan Brewer	75,000	0.31	Dec 27, 2024	2	Dec 27, 2029
David Smallhouse	75,000	0.31	Dec 27, 2024	2	Dec 27, 2029
Vesting Schedule 1:   These stock options vest 33% upon grant, 33% after one year and 34% after two years.
Vesting Schedule 2:   These stock options vest 100% upon grant.
Certain non-employee directors are also eligible for an annual grant of restricted stock units (“RSUs”). On October 17, 2024 the Company issued 38,196 Restricted Share Units (“RSUs”) to Mr. Smallhouse, Mr. Brewer and Mr. Nishi. Each RSU entitles the holder to be issued one subordinate voting share of the Company on vesting. All the RSUs will vest one year from the grant date. Ms. Mitchell elected to receive her annual compensation in a cash retainer.
RSUs accrue dividends that are only paid out on the vesting of the underlying shares of common stock. Each stock option and RSU award will vest in full upon a Change of Control, as previously defined under Executive Compensation — Termination and Change of Control Benefits.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
The following table sets forth the total compensation for our non-employee directors for the fiscal year ended December 31, 2024.
Name	Fees earned or paid in cash ($)	Stock awards(1) ($)	Option awards(1) ($)	Non-equity incentive plan compensation ($)		Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total (C$)
				Annual incentive plans	Long- term incentive plans
Nathan Brewer	—	18,000	31,155	—	—	—	—	49,155
David Smallhouse	—	18,000	31,155	—	—	—	—	49,155
Kevin Nishi	—	18,000	31,155	—	—	—	—	49,155
Susan Mitchell	36,000	—	47,655	—	—	—	—	83,655

(1)
Amounts reflect the aggregate grant date fair value of RSUs and stock options granted to our non-employee directors, computed in accordance with the provisions of [ASC Topic 718, Compensation — Stock Compensation]. These amounts do not reflect the actual economic value that will be realized by the director upon the vesting, settlement or exercise of the RSU or stock option. The assumptions that we used to calculate these amounts are discussed in Note 8 to our audited consolidated financial statements for the fiscal year ended December 31, 2024 filed on SEDAR on April 25, 2025.

The table below shows the aggregate numbers of shares of our common stock subject to unvested RSUs or outstanding stock options (exercisable and unexercisable) held as of December 31, 2024 by each non-employee director who served on our Board during 2024.
Name	Options Outstanding at Year End (#)	RSUs Outstanding at Year End (#)
Nathan Brewer	365,000	38,196
David Smallhouse	285,000	38,196
Kevin Nishi	285,000	38,196
Susan Mitchell	250,000	38,196
Executive Employment Agreements
The following are descriptions of the employment agreements with our NEOs. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our NEOs, please see “Non-Employee Director Compensation — Termination and Change of Control Benefits” below.
Chief Executive Officer Agreement
We have in place an executive employment agreement with Christopher Marrs effective January 1, 2023 (the “CEO Agreement”), pursuant to which Mr. Marrs provides President and Chief Executive Officer services to us at an annual salary of $262,500 (the “CEO Fee”). Mr. Marrs is entitled to an annual bonus of up to 70% of the CEO Fee subject to approval of the Board of Directors based on a recommendation by the Compensation Committee.
Chief Financial Officer Agreement
We have in place a executive employment agreement with 1397257 BC Ltd, a company controlled by Mr. Morgans, effective May 20, 2024 (the “CFO Agreement”), pursuant to which Mr. Morgans provides Chief Financial Officer services to us at an annual salary of C$144,000 (the “CEO Fee”). Mr. Morgans is entitled to an annual bonus of up 50% of the CFO Fee subject to approval of the Board of Directors based on a recommendation by the Compensation Committee. Mr. Morgans dedicates approximately 50% of his time to the Company.
Chief Exploration Officer Agreement
The Company has put in place an executive employment agreement with Joe Piekenbrock effective January 1, 2023 (the “CXO Agreement”), pursuant to which Mr. Piekenbrock provides Chief Exploration

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
Officer services to the Company at an annual salary of $243,750 which was reduced by 75% to $60,937.50 at June 1, 2023 (the “CXO Fee”). Effective July 1, 2024 the agreement was further reduced to $3,000 per month plus expenses.
Outstanding Equity Awards at Fiscal Year-End
The following table presents information regarding outstanding equity awards held by our NEOs as of December 31, 2024.
		Option Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price (C$)	Option Expiration Date
Christopher Marrs	Mar 1, 2021	150,000	—	—	$0.45	Mar 1, 2026
	Jun 15, 2021	80,000	—	—	$0.45	Jun 15, 2026
	Nov, 12, 2021	70,000	—	—	$0.67	Nov 12, 2026
	Jan 20, 2023	66,000	34,000	—	$2.20	Jan 20, 2028
	Mar 1, 2024	50,250	24,750	—	$0.34	Mar 1, 2029
Darren Morgans	Jun 14, 2024	33,000	64,000	—	$0.59	Jun 14, 2029
	Dec 27, 2024	100,000	—	—	$0.31	Dec 27, 2029
Joe Piekenbrock	Mar 1, 2021	50,000	—	—	$0.45	Mar 1, 2026
	Jun 15, 2021	30,000	—	—	$0.45	Jun 15, 2026
	Nov 12, 2021	30,000	—	—	$0.67	Nov 12, 2026
	Jan 20, 2023	66,000	34,000	—	$2.20	Jan 20, 2028
	Mar 1, 2024	16,500	33,500	—	$0.34	Mar 1, 2029
	Dec 27, 2024	40,000	—	—	$0.31	Dec 27, 2029

(1)
These option vests options vest 33% upon grant, 33% after one year and 34% after two years, except for the options granted on Dec 27, 2024 which vested 100% upon grant.

Pension and Other Retirement Benefits
We do not have a defined benefit plan, a deferred contribution plan, a deferred compensation plan or a pension plan.
Termination and Change of Control Benefits
Chief Executive Officer Agreement
We have in place a executive employment agreement with Christopher Marrs effective January 1, 2023 (the “CEO Agreement”), pursuant to which Mr. Marrs provides President and Chief Executive Officer services to us at an annual salary of $262,500 (the “CEO Fee”). Pursuant to the CEO Agreement, we may terminate the CEO Agreement at any time with or without cause. If we terminate the CEO Agreement without cause or if Mr. Marrs resigns under certain allowable circumstances, Mr. Marrs is entitled to a severance payment in an amount equal to (i) 2 times the CEO Fee; (ii) 2 times an amount equal to 70% of the CEO Fee and (iii) any unvested LTIP awards will vest immediately. If we terminate the CEO Agreement with cause or if Mr. Marrs resigns for any other reason, Mr. Marrs is not entitled to a severance payment nor any unvested LTIP awards. If, within 12 months of a Change of Control (as defined below), we terminate the CEO Agreement without cause or if Mr. Marrs resigns under certain allowable circumstances, Mr. Marrs is entitled to a severance payment in an amount equal to (i) 2 times the CEO Fee; (ii) 2 times an amount equal to 70% of the CEO Fee

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
and (iii) any unvested LTIP awards will vest immediately. Under the LTIP, upon termination all LTIP awards terminate 120 days after termination.
Chief Financial Officer Agreement
We have in place a executive employment agreement with 1397257 BC Ltd, a company controlled by Mr. Morgans, effective May 20, 2024 (the “CFO Agreement”), pursuant to which Mr. Morgans provides Chief Financial Officer services to us at an annual salary of C$144,000 (the “CEO Fee”). Pursuant to the CFO Agreement, we may terminate the CFO Agreement at any time with or without cause. If we terminate the CFO Agreement without cause or if Mr. Morgans resigns under certain allowable circumstances, 1397257 BC Ltd is entitled to a severance payment in an amount equal to (i) the CFO Fee and (ii) an amount equal to 50% of the CFO Fee. If we terminate the CFO Agreement with cause or if Mr. Morgans resigns for any other reason, 1397257 BC Ltd is not entitled to a severance payment. If, within 12 months of a Change of Control (as defined below), we terminate the CFO Agreement without cause or if Mr. Morgans resigns under certain allowable circumstances, Mr. Morgans is entitled to a severance payment equal to (i) the CFO Fee and (ii) an amount equal to 50% of the CFO Fee. Under the LTIP, upon termination all LTIP awards terminate 120 days after termination.
Chief Exploration Officer Agreement
The Company’s current employment agreement with Mr. Piekenbrock does not contain any termination or change of control benefits. Under the LTIP, upon termination all LTIP awards terminate 120 days after termination.
For the purposes of the executive employment and consulting agreements discussed above, a “Change of Control” is defined as the occurrence of any of the following: (a) any individual, entity or group of individuals or entities acting jointly or in concert (other than the Company, its subsidiaries or an employee benefit plan or trust maintained by the Company or its subsidiaries, or any company owned, directly or indirectly, by the Shareholders of the Company in substantially the same proportions as their ownership of Subordinate voting shares of the Company) acquiring beneficial ownership, directly or indirectly, of more than 50% of the combined voting power of the Company’s then outstanding securities (excluding any “person” who becomes such a beneficial owner in connection with a transaction described in paragraph (b) below); (b) the consummation of an arrangement, amalgamation, merger, consolidation or other similar business combination transaction of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than an arrangement, amalgamation, merger, consolidation or other similar business combination transaction which would result in the voting securities of the Company outstanding immediately prior to such transaction continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power or the total fair market value of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such transaction; provided, however, that an arrangement, amalgamation, merger, consolidation or other similar business combination transaction effected to implement a recapitalization of the Company (or similar transaction) in which no person (other than those covered by the exceptions in paragraph (a) of this definition) acquires more than 50% of the combined voting power of the Company’s then outstanding securities shall not constitute a Change in Control of the Company; or (c) a complete liquidation or dissolution of the Company or the consummation of any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Company; other than such liquidation, sale or disposition to a person or persons who beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities of the Company at the time of the sale.
Option Grant Policy and Practices
As a general practice, our Compensation Committee grants options prior to January 15 of each year, and does not grant stock options or similar awards in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common shares and the Company does not time the public release of such information based on stock option grant dates. In the event material nonpublic information becomes known to the Compensation Committee before granting an equity-based compensation award, the Compensation Committee will consider such information and use its business judgment to determine whether to delay the grant of equity to avoid any appearance of impropriety.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Except compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, there have been no related party transactions in our two most recently completed financial years that required disclosure under any applicable Canadian or U.S. securities laws.
Indemnification Agreements
Our amended and restated certificate of incorporation contains provisions limiting the liability of directors, and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted under law. In addition, we have entered into an indemnification agreement with each of our directors and our Chief Financial Officer, which requires us to indemnify them.
Policies and Procedures for Transactions with Related Persons
Prior to completion of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our subordinate voting shares and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our Board or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our subordinate voting shares, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our Board or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our Board or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
PRINCIPAL SHAREHOLDERS
The table below sets forth information known to us regarding the beneficial ownership of our subordinate voting shares as of [•] for:
•
each person we believe beneficially holds more than 5% of our outstanding subordinate voting shares;

•
each of our directors and NEOs; and

•
all our directors and executive officers as a group.

The number of subordinate voting shares beneficially owned by a person includes shares subject to options held by that person that are currently exercisable or that become exercisable within 60 days of [•]. Percentage calculations assume, for each person and group, that all subordinate voting shares that may be acquired by such person or group pursuant to options or other securities currently exercisable or that become exercisable within 60 days of [•] are outstanding for the purpose of computing the percentage of subordinate voting shares owned by such person or group. However, such unissued subordinate voting shares described above are not deemed to be outstanding for calculating the percentage of subordinate voting shares owned by any other person.
Except as otherwise indicated, the persons in the table below have sole voting and investment power with respect to all subordinate voting shares shown as beneficially owned by them, subject to community property laws where applicable. We do not know of any arrangement, the operation of which may at a subsequent date result in a change in control of us.
Name and Address of Beneficial Owner	Number of Subordinate Voting Shares Beneficially Owned	Number of Subordinate Voting Shares Beneficially Owned assuming the conversion of Proportionate Shares	Percentage of Subordinate Voting Shares Beneficially Owned excluding conversion Proportionate Shares(%)	Percentage of Subordinate Voting Shares Beneficially Owned assuming conversion of Proportionate Shares(%)
Nate Brewer (1500-1111 West Hastings St, Vancouver, British Columbia, V6E 2J3, Canada)	371,700(1)	439,500	*	*
Kit Marrs (1500-1111 West Hastings St, Vancouver, British Columbia, V6E 2J3, Canada)	3,479,405(2)	12,299,605	8.25%	19.02%
Susan Mitchell (1500-1111 West Hastings St, Vancouver, British Columbia, V6E 2J3, Canada)	192,500(3)	192,500	*	*
Darren Morgans (1500-1111 West Hastings St, Vancouver, British Columbia, V6E 2J3, Canada)	166,000(4)	166,000	*	*
Kevin Nishi (1500-1111 West Hastings St, Vancouver, British Columbia, V6E 2J3, Canada)	314,500(5)	314,500	*	*
Joe Piekenbrock (1500-1111 West Hastings St, Vancouver, British Columbia, V6E 2J3, Canada)	750,140(6)	1,970,140	1.78%	3.05%
David Smallhouse (1500-1111 West Hastings St, Vancouver, British Columbia, V6E 2J3, Canada)	2,421,052(7)	4,178,152	5.74%	6.46%
Crescat Portfolio Management LLC (44 Cook Street, Suite 100, Denver, CO. 80206)	11,955,225(8)	12,715,225	28.34%	19.66%
Konwave AG Gold 2000 (Obstmarkt 1, CH-9100 Herisau, Switzerland)	6,000,000(9)	6,000,000	14.22%	9.28%
All executive officers and directors as a group	7,695,297	19,560,397	18.24%	30.25%

*
Less than 1%.

(1)
Includes 32,200 Subordinate Voting Shares and 339,500 options exercisable for Subordinate Voting Shares.

(2)
Includes 1,158,247 Subordinate Voting Shares, 449,500 options exercisable for Subordinate Voting Shares, and 207,042 warrants exercisable for Subordinate Voting Shares held by Kit Marrs, and 1,038,074 Subordinate Voting Shares, 419,500 options exercisable

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
for Subordinate Voting Shares, and 207,042 warrants exercisable for Subordinate Voting Shares held by Joan Marrs. Kit Marrs and Joan Marrs are family members living in the same household, thus their holdings have been combined for disclosure purposes.
(3)
Includes 2,000 Subordinate Voting Shares and 190,500 options exercisable for Subordinate Voting Shares.

(4)
Includes 0 Subordinate Voting Shares and 166,000 options exercisable for Subordinate Voting Shares.

(5)
Includes 55,000 Subordinate Voting Shares and 259,500 options exercisable for Subordinate Voting Shares.

(6)
Includes 410,940 Subordinate Voting Shares, 283,000 Options exercisable for Subordinate Voting Shares, and 56,200 warrants exercisable for Subordinate Voting Shares.

(7)
Includes 1,441,186 Subordinate Voting Shares, 259,500 Options exercisable for Subordinate Voting Shares, and 720,366 warrants exercisable for Subordinate Voting Shares.

(8)
The number of shares includes an aggregate of 11,955,225 Subordinate Voting Shares (consisting of 1,938,398 warrants exercisable for Subordinate Voting Shares and 10,016,827 Subordinate Voting Shares) held by entities managed by Crescat Portfolio Management LLC (“Crescat”) and referred to as the “Funds” which consist of Crescat Global Macro Master Fund  Ltd (4,460,420 Subordinate Voting Shares, 536,637 warrants exercisable for Subordinate Voting Shares, and 4,663,120 Subordinate Voting Shares assuming conversion of Proportionate Shares), Crescat Institutional Commodity Master Fund  Ltd (349,227 Subordinate Voting Shares and 42,266 warrants exercisable for Subordinate Voting Shres), Crescat Institutional Macro Master Fund  Ltd (379,226 Subordinate Voting Shares and 35,565 warrants exercisable for Subordinate Voting Shares), Crescat Long/Short Master Fund  Ltd (719,348 Subordinate Voting Shares, 114,439 warrants exercisable for Subordinate Voting Shares, and 761,548 Subordinate Voting Shares assuming conversion of Proportionate Shares), and Crescat Precious Metals Master Fund  Ltd (4,868,606 Subordinate Voting Shares, 1,212,491 warrants exercisable for Subordinate Voting Shares and 5,383,706 Subordinate Voting Shares assuming conversion of Proportionate Shares). Crescat has the power to direct the vote and disposition of the securities held by the Funds.

(9)
Includes 3,000,000 Subordinate Voting Shares and 3,000,000 warrants exercisable for Subordinate Voting Shares.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF SECURITIES
General
We are authorized to issue an unlimited number of subordinate voting shares and an unlimited number of proportionate voting shares without par value, of which [•] subordinate voting shares and [•] proportionate voting shares are issued and outstanding as at [•]. The proportionate voting shares are owned by US shareholders and each proportionate voting share is convertible into 100 subordinate voting shares at the request of the shareholder and at the discretion of our company. The total number of equity shares assuming all are converted into subordinate voting shares would be [•].
Our Articles, which are attached to this registration statement, provide further information regarding our securities and qualify the summary under this Item 11 of this registration statement in its entirety.
Certain Takeover Bid Requirements
Unless such offer constitutes an exempt transaction, an offer made by a person to acquire outstanding shares of a Canadian entity that, when aggregated with the offeror’s holdings (and those of persons or companies acting jointly with the offeror), would constitute 20% or more of the outstanding shares, would be subject to the take-over provisions of Canadian securities laws. The foregoing is a limited and general summary of certain aspects of applicable securities law in the provinces and territories of Canada, all in effect as of the date hereof.
In addition to the take-over bid requirements noted above, the acquisition of shares may trigger the application of additional statutory regimes including amongst others, the Investment Canada Act and the Competition Act.
This summary is not a comprehensive description of relevant or applicable considerations regarding such requirements and, accordingly, is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser and no representation with respect to such requirements to any prospective purchaser is made. Prospective investors should consult their own Canadian legal advisors with respect to any questions regarding securities law in the provinces and territories of Canada.
Actions Requiring a Special Majority
Under the BCBCA, unless otherwise stated in the Articles, certain corporate actions require the approval of a special majority of shareholders, meaning holders of shares representing 66 2/3% of those votes cast in respect of a shareholder vote addressing such matter. Those items requiring the approval of a special majority generally relate to fundamental changes with respect to our business, and include amongst others, resolutions: (i) removing a director prior to the expiry of his or her term; (ii) altering the Articles, (iii) approving an amalgamation; (iv) approving a plan of arrangement; and (v) providing for a sale of all or substantially all of our assets.
Transfer Agent and Registrar
The transfer agent and registrar for our subordinate voting shares is Odyssey Trust Company, 350-409 Granville St., Vancouver, British Columbia, V6C 1T2, Canada.
Subordinate Voting Shares
Holders of subordinate voting shares are entitled to receive notice of and to attend all meetings of our shareholder meetings, except meetings at which only holders of other classes or series of shares are entitled to attend, and at all such meetings shall be entitled to one vote in respect of each subordinate voting share held. The holders of subordinate voting shares shall be entitled to receive dividends if and when declared by the Board. Furthermore, subject to the rights of holders of shares of any class ranking prior to the subordinate voting shares, holders of subordinate voting shares are entitled to receive our remaining property or assets. In the event of a take-over bid for proportionate voting shares, where such bid is not made to the holders of the subordinate voting shares, the subordinate voting shares may be converted, at the option of the holder into

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
proportionate voting shares on the basis of 100 subordinate voting shares for each 1 proportionate voting share, for the sole purpose of tendering such proportionate voting shares to the take-over bid.
Proportionate Voting Shares
Holders of proportionate voting shares are entitled to receive notice of and to attend all our shareholder meetings, except meetings at which only holders of other classes or series of shares are entitled to attend, and at all such meetings shall be entitled to 100 votes in respect of each proportionate voting share held. The holders of proportionate voting shares shall be entitled to receive dividends if and when declared by our Board. Furthermore, subject to the rights of holders of shares of any class ranking prior to the proportionate voting shares, holders of proportionate voting shares are entitled to receive our remaining property or assets. Subject to certain limitations, the proportionate voting shares are convertible at any time, at the option of the holder, into subordinate voting shares on the basis of 100 subordinate voting shares for each 1 proportionate voting share. The right to convert the proportionate voting shares for United States residents is subject to a 49.9% threshold limitation, as set out in the share provisions of the proportionate voting shares. In addition, in the event of a take-over bid for subordinate voting shares, where such bid is not made to the holders of the proportionate voting shares, the proportionate voting shares may be converted, at the option of the holder, into subordinate voting shares on the basis of 1 proportionate voting share for each 100 subordinate voting shares, for the sole purpose of tendering such subordinate voting shares to the take-over bid.
Options and Share Awards
In connection with the RTO and with our listing on the TSXV, we adopted a Long Term Incentive Plan. The LTIP authorizes our Board to issue a variety of equity-based awards that provide different types of incentives to be granted to directors, officers, employees and consultants, including options. The LTIP facilitates the granting of awards representing the right to receive one subordinate voting share (and in the case of RSUs, one subordinate voting share, the cash equivalent of one subordinate voting share, or a combination thereof) in accordance with the terms of the LTIP.
As at the date of this prospectus, there are 5,772,500 options outstanding and 338,540 RSUs outstanding.
The maximum number of subordinate voting shares reserved for issuance under the LTIP will be 10% of the aggregate number of subordinate voting shares (calculated on the basis of all proportionate voting shares have been converted into subordinate voting shares es) issued and outstanding from time to time. The aggregate number of subordinate voting shares (i) issued to insiders under the LTIP or any other proposed or established share-based compensation arrangement within any one-year period and (ii) issuable to insiders at any time under the LTIP or any other proposed or established share based compensation arrangement, shall in each case not exceed 10% of the aggregate number of issued and outstanding subordinate voting shares (calculated on the basis of all proportionate voting shares have been converted into subordinate voting shares) from time to time or such other number as may be approved by the TSXV and our shareholders from time to time.
In addition, at all times when we are listed on the TSXV: (i) the total number of subordinate voting shares which may be reserved for issuance to any one eligible participant under the LTIP together with all of our other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding subordinate voting shares on the grant date; (ii) the aggregate number of awards to any one eligible participant that is our consultant in any 12 month period must not exceed 2% of the issued subordinate voting shares calculated at the first such grant date; (iii) the aggregate number of options to all persons retained to provide investor relations activities must not exceed 2% of the issued subordinate voting shares in any 12-month period calculated at the first such grant date (and including any eligible participant that performs investor relations activities and/or whose role or duties primarily consist of investor relations activities); (iv) options granted to any person retained to provide investor relations activities must vest in a period of not less than 12 months from the date of grant of the award and with no more than 25% of the options vesting in any three (3) month period notwithstanding any other provision of the LITP; (v) the aggregate number of share units to any one eligible participant must not exceed (a) 1% of the issued subordinate voting shares at the first such grant date and (b) 2% of the issued subordinate voting shares in any 12-month period calculated at the first such grant date. At all times when we are listed on the TSXV, we are required to seek annual TSXV and shareholder approval for the LTIP in conformity with the rules of the TSXV.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
Unless our board of directors determines otherwise, the LTIP provides that options will vest as to 1/3 following the first anniversary of the date of such grant, 1/3 following the second anniversary of the date of such grant and 1/3 following the third anniversary of the date of such grant. The exercise price of any option shall be fixed by the Board when such option is granted, but shall be no less than the five-day volume weighted average trading price of the subordinate voting shares on the TSXV on the day prior to the date of grant. An option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten years after the date of granting the option, or such shorter period of time as our board of directors may determine.
With respect to RSUs, the Board shall determine the relevant conditions and vesting provisions of the RSUs at the time of their grant. With respect to PSUs, unless otherwise approved by our Board and except as otherwise provided in a participant’s grant agreement or any other provision of the LTIP, PSUs will vest subject to performance and time vesting.
Warrants
As of the date of this prospectus, we have an aggregate of 1,902,301 warrants issued and outstanding and exercisable at a price of C$3.15 to purchase one subordinate voting share. 1,491,024 of the warrants expire on May 4, 2026, 378,191 of the warrants expire on September 1, 2026, and 33,086 of the warrants expire on September 14, 2026. As of the date of this prospectus, we also have an aggregate of 172,540 warrants issued and outstanding that are exercisable at a price of C$2.35 to purchase one unit, comprised of one subordinate voting share and one half of one warrant until May 4, 2025. Each warrant is exercisable at a price of C$3.15 to purchase one subordinate voting share until May 4, 2026. As of the date of this prospectus, we also have an aggregate of 13,266,333 warrants issued and outstanding that are exercisable at a price of C$0.90 to purchase one subordinate voting shares. 9,403,352 of the warrants expire on April 26, 2027, 3,812,981 of the warrants expire on May 8, 2027 and 200,000 warrants expire on May 14, 2027. As of the date of this prospectus, we also have an aggregate of 551,019 warrants issued and outstanding that are exercisable at a price of C$0.65 to purchase one subordinate voting share and expire on April 26, 2027. As of the date of this prospectus, we also have an aggregate of 2,697,600 warrants issued and outstanding that are exercisable at a price of C$0.64 to purchase one subordinate voting share and expire on March 21, 2028.
Finder Warrants
As of the date hereof we have an aggregate of 1,170 finder warrants issued and outstanding. Each finder warrant is exercisable at a price of $3.15 to purchase one subordinate voting share until September 1, 2026. As of the date of this prospectus we also have an aggregate of 92,923 finders warrants issued and outstanding. Each finder warrant is exercisable at a price of $0.90 to purchase one subordinate voting share until May 8, 2027. One finder in the United States received finder warrants, and that finder is registered as a broker-dealer under the Exchange Act.
Market Price of and Dividends on the Our Subordinate Voting Shares
Our subordinate voting shares are quoted under the symbol “WAM” on the TSXV. We have applied to have our subordinate voting shares approved for listing on OTCQ[B] under the symbol “[WAM]”. There is no assurance that our subordinate voting shares will be approved for trading on OTCQ[B] or that we will continue to trade on the TSXV, or that any liquidity for our shareholders will exist.]
While there are no restrictions on the payment of dividends, we have never declared nor paid any cash dividends on our subordinate voting shares, and we presently have no intention of paying any cash dividend in the foreseeable future. Our current policy is to retain earnings, if any, to finance the expansion of our business. The future payment of dividends will depend on our results of operations, financial condition, capital expenditure plans and other factors that we deem relevant and will be at the sole discretion of our Board.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date of this prospectus, a summary of certain material U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of “Units” (as used in this summary, the use of the term “Unit” refers to one subordinate voting share and [•] warrant[s] to acquire [one] subordinate voting share[s] issued pursuant to this offering), the acquisition, ownership and disposition of subordinate voting shares acquired as part of the Units, the exercise, lapse and disposition of warrants acquired as part of the Units, and the acquisition, ownership and disposition of subordinate voting shares received upon exercise of the warrants (as used herein, “warrant shares”), all as issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax consequences relating thereto. Unless otherwise provided herein, a reference to a “subordinate voting share” includes a subordinate voting share and/or a warrant share, as applicable.
This summary is based on the United States Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), the U.S. Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, the Convention between the United States and Canada with respect to Taxes on Income and Capital of 1980, as amended (the “Treaty”), judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretations, possibly retroactively, which may result in U.S. federal income tax consequences different from those discussed below. We have not sought and will not seek a ruling from the IRS with respect to the statements made and the conclusions reached in this summary. There can be no assurance the IRS or a U.S. court will not take a contrary position to that discussed below regarding the tax consequences of the acquisition, ownership or disposition of Units, subordinate voting shares and warrants.
This discussion is limited to holders who hold subordinate voting shares and warrants that compose the Units as “capital assets” within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:
•
brokers or dealers in securities or currencies;

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traders in securities or currencies;

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U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

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U.S. expatriates and certain former citizens or long-term residents of the United States;

•
partnerships or other pass-through entities (and investors therein);

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S corporations (and shareholders thereof);

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“controlled foreign corporations” and “passive foreign investment companies” and shareholders of such entities;

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corporations that accumulate earnings to avoid U.S. federal income tax;

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U.S. holders that are subject to taxing jurisdictions other than, or in addition to, the United States;

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banks, financial institutions, investment funds, or insurance companies;

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tax-exempt organizations and governmental organizations;

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tax-qualified retirement plans;

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real estate investment trusts and beneficial owners of such trusts;

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regulated investment companies and shareholders of such companies;

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persons that own, have owned, or will own, actually or constructively, more than 5% (by vote or value) of our shares;

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persons who have elected to mark securities to market;

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persons subject to special tax accounting rules;

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
•
persons which acquire subordinate voting shares or warrants as compensation for services or through the exercise or cancellation of employee stock options or warrants;

•
Non-U.S. holders which are corporations organized outside the U.S., any state thereof, or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes; and

•
persons holding subordinate voting shares or warrants as part of a hedging or conversion transaction or straddle, or a constructive sale, or other integrated transaction.

The U.S. federal income tax treatment of a partner in a partnership (including an entity treated as a partnership for U.S. federal tax purposes) that holds subordinate voting shares or warrants generally will depend on the status of the partner and the activities of the partnership. Such partnerships and partners should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Units, subordinate voting shares and warrants.
This summary does not discuss all the aspects of U.S. federal income taxation that may be relevant to a holder considering the holder’s particular investment or other circumstances. In addition, this summary does not discuss any U.S. state or local income, foreign income, generation-skipping, U.S. federal alternative minimum, Medicare tax on net investment income, or other non-income tax consequences or (except as specifically addressed herein) estate or gift tax consequences or (except as specifically addressed herein) the effect of any tax treaty. Except as specifically discussed herein, this summary does not discuss tax reporting matters.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF UNITS, SUBORDINATE VOTING SHARES AND WARRANTS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX LAWS.
Our U.S. Tax Classification as a U.S. Domestic Corporation
Although we are a Canadian corporation, we are also classified as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the U.S. Tax Code and are subject to U.S. federal income tax on our worldwide income. We anticipate that we will experience a number of significant and complicated U.S. federal income tax consequences as a result of being treated as a U.S. domestic corporation for U.S. federal income tax purposes. It is anticipated that such U.S. tax treatment will continue indefinitely and that subordinate voting shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes.
This summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder do not address all the possible tax consequences that may arise from our classification as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to us that are not discussed in this summary.
Generally, we will be subject to U.S. federal income tax on our worldwide taxable income (regardless of whether such income is “U.S. source” or “foreign source”) and will be required to file a U.S. federal income tax return annually with the IRS. We anticipate that we will also be subject to tax in Canada. It is unclear how the foreign tax credit rules under the U.S. Tax Code will operate in certain circumstances, given our classification as a U.S. domestic corporation for U.S. federal income tax purposes and our being subject to tax in Canada. Accordingly, it is possible that we will be subject to double taxation with respect to all or part of our taxable income. The remainder of this summary assumes that we will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.
Allocation of Offering Price for Units
Each Unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one subordinate voting share and [•] warrant[s] to acquire [one] subordinate voting share[s]. The offering price

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
paid for a Unit will need to be allocated between these two components in proportion to their relative fair market values at the time of purchase by the holder. This allocation of the offering price will establish a holder’s initial tax basis for U.S. federal income tax purposes in the one subordinate voting share and [•] warrant[s], respectively.
For this purpose, we will allocate $[•] of the offering price to the one subordinate voting share and $[•] of the offering price to the [•] warrant[s] to acquire [one] subordinate voting share[s]. However, the IRS will not be bound by our allocation of the offering price or the allocation of the offering price by any holder, and therefore, the IRS or a U.S. court may not respect such allocation. Each holder should consult its own tax advisor regarding the allocation of the offering price.
U.S. Holders
The following is a summary of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of the subordinate voting shares and warrants acquired pursuant to the offering.
Definition of a U.S. Holder
For purposes of this discussion, a “U.S. holder” is any beneficial owner of subordinate voting shares or warrants that is, for U.S. federal income tax purposes:
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an individual citizen or resident of the U.S.;

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a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state within the U.S. or the District of Columbia;

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an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that either (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the U.S. Tax Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
No dividends on the subordinate voting shares have been paid by us to date. Investors in our securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. If we make cash or other property distributions on subordinate voting shares (as well as any constructive distributions on warrants), the gross amount of such distributions (including any amount of Canadian withholding tax) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends will generally be taxable to a non-corporate U.S. holder at the rates applicable to long-term capital gains, provided that such holder meets certain holding period and other requirements. Distributions in excess thereof will first constitute a return of capital and be applied against and reduce a U.S. holder’s adjusted tax basis in its subordinate voting shares (or warrants), but not below zero, and thereafter be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”
Dividends received by corporate U.S. holders may be eligible for a dividends received deduction, subject to certain restrictions relating to, among others, the corporate U.S. holder’s taxable income, holding period and debt financing.
Sale or Other Taxable Disposition
Upon the sale or other taxable disposition of subordinate voting shares or warrants, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount realized by such U.S. holder in connection with such sale or other taxable disposition, and (ii) such U.S. holder’s adjusted tax basis in such subordinate voting shares or warrants. Generally, such gain or loss will be capital gain or loss. Such capital gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period for its

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
subordinate voting shares or warrants, as applicable, is longer than one year. U.S. holders who are individuals are currently eligible for preferential rates of taxation in respect of their long-term capital gains. Deductions for capital losses are subject to certain limitations.
Exercise or Lapse of Warrants
A U.S. holder generally will not recognize gain or loss on the exercise of a warrant and related receipt of a subordinate voting share (unless cash is received in lieu of the issuance of a fractional subordinate voting share). A U.S. holder’s initial tax basis in the subordinate voting share received upon the exercise of a warrant should be equal to the sum of (a) such U.S. holder’s tax basis in such warrant plus (b) the exercise price paid by such U.S. holder on the exercise of such warrant. It is unclear whether a U.S. holder’s holding period for the subordinate voting share received upon the exercise of a warrant should begin on the date that such warrant is exercised by such U.S. holder or the day following the date of exercise of the warrant.
If a warrant is allowed to lapse unexercised, a U.S. holder will recognize a capital loss in an amount equal to its tax basis in the warrant. Such loss will be long-term capital loss if the warrant has been held for longer than one year as of the date the warrant lapsed. The deductibility of capital losses is subject to certain limitations.
[In certain limited circumstances, a U.S. holder may be permitted to undertake a cashless exercise of warrants into subordinate voting shares. The U.S. federal income tax treatment of a cashless exercise of warrants into warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph. U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of warrants.]
Adjustment to Exercise Price
Under Section 305 of the U.S. Tax Code, an adjustment to the number of subordinate voting shares that will be issued upon the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a U.S. holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. holder’s proportionate interest in our “earnings and profits” or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether there is an actual distribution of cash or other property.
Foreign Tax Credit Limitations
As a result of our being subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to any dividends paid on subordinate voting shares. For U.S. federal income tax purposes, a U.S. holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to foreign tax credits, including a general limitation that the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax that the U.S. holder’s foreign source taxable income bears to the U.S. holder’s worldwide taxable income. In applying this limitation, items of income and deduction are classified as either foreign source or U.S. source. Our status as a U.S. domestic corporation for U.S. federal income tax purposes is expected to cause any dividends paid by us to be treated as U.S. source rather than foreign source income for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from us. Similarly, to the extent a sale or disposition of subordinate voting shares by a U.S. holder results in Canadian tax payable by the U.S. holder (for example, in case the subordinate voting shares constitute taxable Canadian property within the meaning of the Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. holder for such Canadian tax. In the case of Canadian withholding on a dividend or in connection with a sale or redemption, a U.S. holder should be able to instead take a deduction for the U.S. holder’s Canadian tax paid, provided that the U.S. holder has not made an election to credit other foreign taxes during the same taxable year. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations. The foreign tax credit rules are complex, and each U.S. holder should consult its own tax advisor regarding these rules.
Foreign Currency
The amount of any distribution paid to a U.S. holder in foreign currency, or the amount of proceeds paid in foreign currency on the sale, exchange or other taxable disposition of subordinate voting shares or warrants, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement of the subordinate voting shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. holders who use the accrual method of tax accounting. Each U.S. holder should consult its own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Information Reporting and Backup Withholding
U.S. backup withholding (currently at a rate of 24%) is imposed upon certain payments to persons that fail (or are unable) to furnish the information required pursuant to U.S. information reporting requirements. Distributions to U.S. holders will generally be exempt from backup withholding, provided the U.S. holder meets applicable certification requirements, including providing a U.S. taxpayer identification number on a properly completed IRS Form W-9, or otherwise establishing an exemption. We must report annually to the IRS and to each U.S. holder the amount of distributions and dividends paid to that U.S. holder and the proceeds from the sale or other disposition of subordinate voting shares, unless such U.S. holder is an exempt recipient.
Backup withholding does not represent an additional tax. Any amounts withheld from a payment to a U.S. holder under the backup withholding rules will generally be allowed as a credit against such U.S. holder’s U.S. federal income tax liability, and may entitle such U.S. holder to a refund, provided the required information and returns are timely furnished by such U.S. holder to the IRS.
Non-U.S. Holders
Definition of a Non-U.S. Holder
For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of subordinate voting shares and warrants that is neither a “U.S. holder” nor an entity treated as a partnership for U.S. federal income tax purposes.
Distributions
No dividends on the subordinate voting shares have been paid by us to date. Investors in our securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. If we make cash or other property distributions on subordinate voting shares (as well as any constructive distributions on warrants), the gross amount of such distributions (including any amount of Canadian withholding tax) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess thereof will first constitute a return of capital and be applied against and reduce a non-U.S. holder’s adjusted tax basis in its subordinate voting shares (or warrants), but not below zero, and thereafter be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”
Subject to the discussion below regarding backup withholding and regarding FATCA (as defined below), any dividend paid to a non-U.S. holder of subordinate voting shares that is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S. generally will be subject to U.S. federal

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate as may be specified under an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or appropriate successor form) properly certifying such holder’s eligibility for the reduced rate. If a non-U.S. holder holds subordinate voting shares through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, and the non-U.S. holder’s agent will then be required to provide such (or a similar) certification to us, either directly or through other intermediaries. A non-U.S. holder that does not timely furnish the required certification, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty. If we are a USRPHC (as defined below) and we do not qualify for the Regularly Traded Exception (as defined below), distributions which constitute a return of capital will be subject to withholding tax unless an application for a withholding certificate is filed to reduce or eliminate such withholding.
Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, or fixed base, of the non-U.S. holder) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a U.S. person. In such case, we will not have to withhold U.S. federal tax so long as the non-U.S. holder timely complies with the applicable certification and disclosure requirements. To obtain this exemption from withholding tax, a non-U.S. holder must provide its financial intermediary with an IRS Form W-8ECI properly certifying its eligibility for such exemption. Any such effectively connected dividends received by a corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items. Non-U.S. holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of subordinate voting shares or warrants, unless:
•
the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States);

•
the non-U.S. holder is an individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•
the rules of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) apply to treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder who has a gain that is described in the first bullet point immediately above will be subject to U.S. federal income tax on the gain derived from the sale or other disposition pursuant to regular graduated U.S. federal income tax rates in the same manner as if it were a U.S. person. In addition, a corporate non-U.S. holder described in the first bullet point immediately above may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (or at such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items.
A non-U.S. holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax (or a lower tax rate specified by an applicable tax treaty) on the gain derived from the sale or other disposition, which gain may be offset by certain U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, pursuant to FIRPTA, in general, a non-U.S. holder is subject to U.S. federal income tax in the same manner as a U.S. holder on any gain realized on the sale or other

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
disposition of a “U.S. real property interest” within the meaning of Section 897(c)(1) of the U.S. Tax Code (a “USRPI”). For purposes of these rules, a USRPI generally includes stock in a U.S. corporation (like subordinate voting shares) assuming the U.S. corporation’s interests in U.S. real property constitute 50% or more, by value, of the sum of the U.S. corporation’s (i) assets used in a trade or business, (ii) U.S. real property interests, and (iii) interests in real property outside of the U.S. A U.S. corporation whose interests in U.S. real property constitute 50% or more, by value, of the sum of such assets is commonly referred to as a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the U.S. Tax Code (a “USRPHC”). We believe that we are currently and anticipate remaining for the foreseeable future a USRPHC for U.S. federal income tax purposes. However, as long as our subordinate voting shares are regularly traded on an established securities market as determined under applicable U.S. Treasury Regulations (“Regularly Traded,” and the “Regularly Traded Exception”), our subordinate voting shares will be treated as a USRPI only if a non-U.S. holder actually (directly or indirectly) or constructively (under certain attribution rules) holds or has held more than five percent of such Regularly Traded subordinate voting shares at any time during the shorter of the five-year period preceding such non-U.S. holder’s disposition of, or holding period for, our subordinate voting shares (a “5% Shareholder”). However, no assurance can be provided that our subordinate voting shares will be considered to be Regularly Traded for purposes of the rules described above. Since the warrants are not expected to be listed on a securities market, the warrants are unlikely to qualify for the Regularly Traded Exception and would thus likely be subject to U.S. federal income taxation on any gain if sold, exchanged, or otherwise disposed of. If gain on the sale or other taxable disposition of subordinate voting shares or warrants by a non-U.S. holder is subject to U.S. federal income taxation by reason of such subordinate voting shares or warrants, as applicable, being treated as a USRPI in respect of such non-U.S. holder, such non-U.S. holder generally would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder and would be required to file a U.S. federal income tax return for the taxable year in which such gain was recognized. In addition, the purchaser of such subordinate voting shares or warrants, as applicable, from a non-U.S. holder generally would be required to withhold and remit to the IRS 15% of the purchase price paid to such non-U.S. holder unless, at the time of such sale or other disposition, the Regularly Traded Exception applies to the securities sold or another exception to such withholding applies. The determination of whether a non-U.S. holder is a 5% Shareholder and the potential application of the Regularly Traded Exception is complex and subject to uncertainty. Non-U.S. holders should consult with their own tax advisors regarding such determinations and the consequences of these rules on their investment.
Exercise or Lapse of a Warrant
The U.S. federal income tax treatment of a non-U.S. Holder’s exercise or lapse of a warrant generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described above under the section entitled “U.S. Holders — Exercise or Lapse of a Warrant.”
U.S. Estate and Gift Tax Consequences of Owning Subordinate Voting Shares and Warrants
Because we are treated as a U.S. corporation under Section 7874(b) of the U.S. Tax Code, U.S. gift, estate, and generation-skipping transfer tax rules may apply to a non-U.S. holder of subordinate voting shares and warrants. In general, subordinate voting shares and warrants are considered a U.S.-situs asset for U.S. estate tax purposes and could be subject to U.S. estate tax at the death of a non-U.S. holder depending on the particular facts and circumstances of the non-U.S. holder. Non-U.S. holders should consult their own tax advisors with respect to U.S. gift, estate, and generation-skipping transfer tax consequences applicable to the ownership of subordinate voting shares and warrants.
Information Reporting and Backup Withholding
With respect to distributions and dividends on subordinate voting shares, we must report annually to the IRS and to each non-U.S. holder the amount of distributions and dividends paid to such non-U.S. holder and any tax withheld with respect to such distributions and dividends, regardless of whether withholding was required with respect thereto. Copies of the information returns reporting such dividends and distributions and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty, tax information exchange agreement or other arrangement. A non-U.S. holder will be subject to backup withholding for dividends and

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
distributions paid to such non-U.S. holder at a rate of 30% unless either (i) such non-U.S. holder certifies under penalty of perjury that it is not a U.S. person (as defined in the U.S. Tax Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, as applicable (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such non-U.S. holder otherwise establishes an exemption.
With respect to sales or other dispositions of subordinate voting shares or warrants, information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of subordinate voting shares or warrants within the U.S. or conducted through certain U.S.-related financial intermediaries, unless either (i) such non-U.S. holder certifies under penalty of perjury that it is not a U.S. person (as defined in the U.S. Tax Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, as applicable (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such non-U.S. holder otherwise establishes an exemption.
Whether with respect to distributions and dividends, or the sale or other disposition of subordinate voting shares or warrants, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. In addition, backup withholding may be credited against any FATCA withholding discussed under the section below entitled “FATCA”.
FATCA
Withholding taxes may be imposed under Sections 1471 to 1474 of the U.S. Tax Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid to a non-U.S. holder on our subordinate voting shares, or, subject to the proposed Treasury Regulations discussed below, gross proceeds from the disposition of, our subordinate voting shares or warrants paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the U.S. Tax Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the U.S. Tax Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the United States Department of Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the U.S. Tax Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Non-U.S. holders typically will be required to furnish certifications (generally on the applicable IRS Form W-8) or other documentation to provide the information required by FATCA or to establish compliance with or an exemption from withholding under FATCA. FATCA withholding may apply where payments are made through a non-U.S. intermediary that is not FATCA compliant, even where the non-U.S. holder satisfies the holder’s own FATCA obligations.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on subordinate voting shares, and subject to proposed Treasury Regulations described below, to payments of gross proceeds from the sale or other disposition of subordinate voting shares and warrants. The United States Department of Treasury has released proposed Treasury Regulations (the preamble to which specifies that taxpayers may rely on them pending finalization) which would eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of subordinate voting shares and warrants. There can be no assurance that the proposed Treasury Regulations will be finalized in their present form.
The United States and a number of other jurisdictions have entered into intergovernmental agreements to facilitate the implementation of FATCA. Any applicable intergovernmental agreement may alter one or

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
more of the FATCA information reporting and withholding requirements. Prospective investors should consult their own tax advisors regarding the potential application of withholding under FATCA to an investment in subordinate voting shares and warrants, including the applicability of any intergovernmental agreements.
The preceding summary of U.S. federal income tax considerations is for informational purposes only. It is not legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of acquiring, holding and disposing of Units, subordinate voting shares and warrants, including the consequences of any proposed changes in applicable laws.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
PLAN OF DISTRIBUTION
We have engaged [•] (the “Placement Agent”) to act as our exclusive placement agent to solicit offers to purchase the subordinate voting shares pursuant to this prospectus on a “reasonable best efforts” basis. The Placement Agent does not have any commitment to purchase any of our securities, and the Placement Agent will have no authority to bind us by virtue of our engagement letter. The Placement Agent is not purchasing or selling any of the securities offered by us under this prospectus, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of securities. This is a best efforts offering, and there is no minimum offering amount required as a condition to the closing of this offering. The Placement Agent has agreed to use reasonable best efforts to arrange for the sale of the securities by us. Therefore, we may not sell all of the subordinate voting shares. The terms of this offering are subject to market conditions and negotiations between us, the Placement Agent and prospective investors. The Placement Agent does not guarantee that it will be able to raise new capital in any prospective offering. The Placement Agent may engage sub-agents or selected dealers to assist with the offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering.
Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement: a covenant to not enter into any equity financings for 60 days from closing of the offering, subject to certain exceptions. The nature of the representations, warranties and covenants in the securities purchase agreements shall include:
•
standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

•
covenants regarding matters such as registration of warrant shares, no integration with other offerings, filing of a Current Report on Form 8-K to disclose entering into these securities purchase agreements, no stockholder rights plans, no material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of the Subordinate voting shares and no subsequent equity sales for 60 days.

Delivery of the Subordinate voting shares, if any, is expected to occur on or about            , 2025, subject to the satisfaction of certain customary closing conditions.
Fees and Expenses
We have agreed to pay the Placement Agent a total cash fee equal to [•]% of the aggregate purchase price paid by each purchaser of subordinate voting shares. We have agreed to pay the Placement Agent a reduced cash fee equal to [•]% of the funds raised from certain investors as conveyed in the engagement letter dated [•]. We will also pay the Placement Agent a non-accountable expense allowance of up to $[•] and will reimburse the Placement Agent’s legal fees and expenses in an amount up to $[•]. We estimate the total offering expenses of this offering that will be payable by us, excluding the Placement Agent’s fees and expenses, will be approximately $[•]. After deducting the Placement Agent’s fees and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $[•].

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
The following table shows the per share and total cash fees we will pay to the Placement Agent in connection with the sale of the Subordinate voting shares pursuant to this prospectus.
	Per Offered Share and Accompanying Common Warrant	Per Pre-Funded Warrant and Accompanying Common Warrant	Total
Public offering price(1)
Placement Agent discounts and commissions(2)
Proceeds, before expenses, to us(3)

(1)
The assumed combined public offering price is $[•] per subordinate voting share and accompanying warrant.

(2)
This represents a cash fee equal to [•]% of the aggregate purchase price paid by investors in this offering. This does not include warrants that are issuable by us to the placement agent or its permitted designees to purchase up to a number of common shares equal to [•]% of the shares sold in this offering, exercisable at a price per share equal to [•]% of the public offering price of the common shares offered hereby (the “Placement Agent Warrants”) or certain out-of-pocket expenses of the placement agent that are reimbursable by us.

(3)
The amount of proceeds, before expenses, to us does not give effect to any exercise of the Warrants.

Placement Agent Warrants
We have also agreed to issue to the Placement Agent (or its permitted assignees) Placement Agent Warrants to purchase a number of common shares equal to [•]% of the subordinate voting shares (the common shares issuable upon exercise of Placement Agent Warrants, the “Placement Agent Warrant Shares”), which Placement Agent Warrants will be exercisable upon issuance and will expire five years from the date of this prospectus, at an exercise price equal to [•]% of the market price of our common shares. The Placement Agent Warrants and the Placement Agent Warrant Shares are also being registered on the registration statement of which this prospectus forms a part.
Other Relationships
From time to time, the Placement Agent may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which it may receive customary fees and commissions. Except as disclosed in this prospectus, we have no present arrangements with the Placement Agent for any services.
In addition, in the ordinary course of their business activities, the Placement Agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Placement Agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Determination of Offering Price
The public offering price per Offered Share were negotiated between us and the investors, in consultation with the Placement Agent based on the trading of our shares prior to this offering, among other things. Other factors considered in determining the offering prices of the securities we are offering include the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.
Lock-Up Agreements
We and each of our officers and directors have agreed with the Placement Agent to be subject to a lock-up period of 60 days following the date of closing of the offering pursuant to this prospectus. This means that, during the applicable lock-up period, we and such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
or indirectly, any of our common shares any securities convertible into, or exercisable or exchangeable for common shares, subject to customary exceptions. The Placement Agent may waive the terms of these lock-up agreements in its sole discretion and without notice. In addition, we have agreed to not enter into any agreement to issue securities for a period of sixty days following the closing date of this offering, subject to exception as set forth in the placement agency agreement with the Placement Agent.
Indemnification
We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Placement Agent may be required to make with respect to any of these liabilities.
Regulation M
The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The Placement Agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agents. Under these rules and regulations, the Placement Agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.
Electronic Offer, Sale and Distribution of Securities
A prospectus in electronic format may be made available on the websites maintained by the Placement Agent, if any, participating in this offering and the Placement Agent may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Placement Agent, and should not be relied upon by investors.
LEGAL MATTERS
Dorsey & Whitney LLP, which has acted as our United States counsel in connection with this offering, will pass on certain legal matters with respect to United States federal law in connection with this offering. DuMoulin Black LLP , which has acted as our Canadian counsel in connection with this offering, will pass on certain legal matters with respect to Canadian law in connection with this offering. [•] has acted as counsel to the Placement Agents in connection with this offering.
EXPERTS
Our consolidated financial statements for the years ended December 31, 2023 and 2024, have been incorporated by reference herein and in the registration statement in reliance upon the report of Davidson & Company LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the subordinate voting shares and related warrants offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our subordinate voting shares and related warrants, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
Alaska Silver Corp.
(Expressed in U.S. Dollars)
December 31, 2024

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(EXPRESSED IN UNITED STATES DOLLARS)

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of
Alaska Silver Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Alaska Silver Corp. (the “Company”), as of December 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, stockholders’ equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alaska Silver Corp. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no operating revenue, has incurred a net loss of $7,279,098, and has an accumulated operating deficit of $40,503,487 which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment of Impairment Indicators of Mineral Properties
As described in Note 4 to the financial statements, the carrying amount of the Company’s mineral properties was $6,090,370 as of December 31, 2024. As more fully described in Note 2 to the financial statements, management assesses mineral properties for indicators of impairment at each reporting period.
The principal considerations for our determination that the assessment of impairment indicators of the mineral properties is a critical audit matter is that there was judgment made by management when assessing whether there were indicators of impairment for the mineral properties, specifically relating to the properties’ carrying amount which is impacted by the Company’s intent and ability to continue to explore and evaluate these properties. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the mineral properties.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures include, among others:
•
Evaluating management’s assessment of impairment indicators.

•
Evaluating the intent for the mineral properties through discussion and communication with management.

•
Reviewing the Company’s recent expenditure activity.

•
Obtaining, on a test basis, confirmation of title to ensure mineral rights underlying the mineral properties are in good standing.

We have served as the Company’s auditor since 2024.
Vancouver, CanadaChartered Professional Accountants
May 9, 2025

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ASLAKA SILVER CORP.
CONSOLIDATED BALANCE SHEET
(Expressed in United States Dollars)
	Notes	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents		$849,572	$1,191,561
GST receivable		33,389	35,763
Prepaid and deposits		105,347	170,479
Total current assets		988,308	1,397,803
Non-Current Assets
Equipment	3	1,558,765	1,999,413
Mineral properties	4	6,090,370	5,922,878
TOTAL ASSETS		$8,637,443	$9,320,094
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	5	$86,682	$413,175
Due to related parties	6	722,989	523,757
Promissory note – current portion	8	120,000	225,000
Total current liabilities		929,671	1,161,932
Non-Current Liabilities
Asset retirement obligation	7	225,959	224,835
Promissory note	8	2,236,065	2,594,083
TOTAL LIABILITIES		3,391,695	3,980,850
STOCKHOLDERS’ EQUITY
Capital stock	9
Authorized:
Unlimited without par value
Issued and outstanding:
42,189,920 subordinate voting shares at December 31, 2024 and 28,120,406 at December 31, 2023; 224,801 proportional voting shares at December 31, 2024 and 2023		—	—
Additional paid-in capital	9	45,969,682	38,760,427
Cumulative translation adjustment		(220,447)	(196,794)
Deficit		(40,503,487)	(33,224,389)
TOTAL SHAREHOLDERS’ EQUITY		5,245,748	5,339,244
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$8,637,443	$9,320,094
Nature and continuance of operations	1
Subsequent events	12
Approved by the Board of Directors:
“Christopher (Kit) Marrs” Director	“Kevin Nishi” Director
The accompanying notes are integral to these consolidated financial statements.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ASLAKA SILVER CORP.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
	Notes	December 31, 2024	December 31, 2023
EXPENSES
Accretion expense		$8,656	$9,557
Bank charges		2,245	3,207
Consulting fees		306,835	510,103
Depreciation expense	3	61	—
Exploration expenses		4,218,109	6,441,491
Filing and regulatory fees		66,697	75,822
Insurance		49,068	48,634
Management fees		1,561,326	2,039,213
Marketing expenses		531,374	386,544
Office and sundry		129,808	129,689
Professional fees		259,140	264,052
Travel and promotion		121,234	58,134
		(7,254,553)	(9,966,446)
OTHER ITEMS
Foreign exchange gain (loss)		29,814	(33,688)
Interest expense	8	(120,065)	(118,824)
Interest income		65,706	45,184
NET LOSS		(7,279,098)	(10,073,774)
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized foreign exchange income (loss) on translation of foreign operations		23,653	(126,288)
COMPREHENSIVE LOSS		$(7,255,445)	$(10,200,062)
LOSS PER SHARE – BASIC AND DILUTED		$(0.19)	$(0.39)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC AND DILUTED		37,379,799	26,119,511
The accompanying notes are integral to these consolidated financial statements.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
	Notes	December 31, 2024	December 31, 2023
Cash flows used in operating activities:
Loss for the year		$(7,279,098)	$(10,073,774)
Adjustments for non-cash items:
Accretion expense		8,656	9,557
Depreciation expense		441,733	271,600
Share-based payments	9	987,431	1,990,074
Interest accrued on Promissory Note	8	120,065	114,750
		(5,721,213)	(7,687,793)
Changes in non-cash working capital
GST receivable		2,374	4,931
Prepaids and deposits		65,132	(70,609)
Accounts payable and accrued liabilities		(326,493)	12,549
Due to related parties		199,232	269,507
		(5,780,968)	(7,471,415)
Cash flows (used in) from investing activities:
Purchase of equipment	3	(1,085)	(1,355,563)
Mineral properties acquisition costs		(175,024)	(161,874)
		(176,109)	(1,517,437)
Cash flows from (used in) financing activities:
Issuance of common shares, net	9	5,865,837	5,917,765
Exercise of stock options	9	250,870	293,000
Exercise of warrants	9	105,117	—
Repayment of promissory note	8	(583,083)	—
		5,638,741	6,210,765
Effect of exchange rate changes on cash		(23,653)	126,900
Net change in cash for the year		(341,989)	(2,651,187)
Cash and cash equivalents, beginning of year		1,191,561	3,842,748
Cash and cash equivalents, end of year		$849,572	$1,191,561
Change in long-term deposits related to purchase of equipment		$—	$416,810
Revision in ARO estimate		$7,532	$22,942
Interest paid in cash		$—	$—
The accompanying notes are integral to these consolidated financial statements.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in United States Dollars, except number of shares)
	Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Subordinate Voting	Proportional Voting
December 31, 2022	23,810,804	224,801	$30,559,588	$(70,506)	$(23,150,615)	$7,338,467
Private placements, net	3,804,602	—	5,917,765	—	—	5,917,765
Exercise of stock options	505,000	—	293,000	—	—	293,000
Stock-based compensation	—	—	1,990,074	—	—	1,990,074
Foreign translation exchange loss	—	—	—	(126,288)	—	(126,288)
Net loss	—	—	—	—	(10,073,774)	(10,073,774)
December 31, 2023	28,120,406	224,801	38,760,427	(196,794)	(33,224,389)	5,339,244
Private placements, net	13,416,333	—	5,865,837	—	—	5,865,837
Exercise of stock options	490,000	—	250,870	—	—	250,870
Exercise of warrants	163,181	—	105,117	—	—	105,117
Stock-based compensation	—	—	987,431	—	—	987,431
Foreign translation exchange loss	—	—	—	(23,653)	—	(23,653)
Net loss	—		—	—	(7,279,098)	(7,279,098)

December 31, 2024	42,189,920*	224,801*	$45,969,682	$(220,447)	$(40,503,487)	$5,245,748

*
The proportional voting shares are exchangeable into a total of 22,480,100 subordinate voting shares, for no additional consideration. See Note 9.

The accompanying notes are integral to these consolidated financial statements.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
1.
NATURE AND CONTINUANCE OF OPERATIONS

Western Alaska Minerals Corp. (“WAM” or the “Company”) was incorporated under the Business Corporations Act of British Columbia on April 8, 2020, as 1246779 B.C. Ltd. (“779”). The Company is a public company whose common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “WAM”. The Company’s registered office is PO Box 881, Talkeetna, Alaska, 99676. As discussed further below, the Company is in the mineral exploration and development business.
Going Concern
These consolidated financial statements have been prepared with the going concern assumption, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has no current source of operating revenue, has incurred a current loss of $7,279,098 and has an accumulated operating deficit of $40,503,487. The Company will require further financing to operate and further develop its business. The Company’s ability to realize its assets and discharge its liabilities is dependent upon it obtaining financing as necessary and ultimately upon its ability to dispose of its mineral property interests on a profitable basis or otherwise achieve profitable operations. These material uncertainties cast substantial doubt on the Company’s ability to continue as a going concern. Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the Company’s financial position, operational success, cash flow, and prospects. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.
2.
BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES

Statement of Compliance
These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”).
These consolidated financial statements were authorized for issue by the Board of Directors on May 9, 2025.
Basis of Presentation
These consolidated financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.
Basis of Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned and controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.
The following subsidiaries have been consolidated from all dates presented within these financial statements:
Subsidiary	Ownership	Location
Western Alaska Copper & Gold Company.	100%	USA
Piek Inc.	100%	USA

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
2.
BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES (Continued)

All intercompany transactions, balances, income and expenses are eliminated upon consolidation.
These consolidated financial statements are presented in United States dollars. The functional currency of each entity in the consolidated group is determined with reference to the currency of the primary economic environment in which that entity operates. Accordingly, the functional currency of entities operating principally in the United States will be the United States dollar, while the functional currency of entities operating principally in Canada will be the Canadian dollar.
Use of Estimates and Assumptions
The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, valuation of asset retirement obligation, valuation of stock-based compensation and the recognition of deferred tax assets based on the change in unrecognized deductible temporary tax differences. Actual results could differ from those estimates and would impact future results of operations and cash flows.
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities and promissory notes. The fair values of these financial instruments approximate their carrying values unless otherwise noted.
Fair Value of Financial Assets and Liabilities
The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.
The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition.
Fair Value of Financial Assets and Liabilities
Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest rate method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.
The following indicates the fair value hierarchy of the valuation techniques the Company utilizes to determine the fair value of financial assets that are measured at fair value on a recurring basis.
Level 1
Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2
Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
2.
BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES (Continued)

Level 3
Inputs that are not based on observable market data.

Cash is considered level 1 and classified as cash on hand and held at banks.
Financial instruments, including accounts payable, accrued liabilities and loans payable are classified as other financial liabilities and are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments.
Concentration of Credit Risk
The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.
Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Company’s cash is held with major financial institutions in business accounts, bankers’ acceptances and in government treasury bills which are available on demand by the Company for its programs and are not invested in any asset backed deposits/investments.
Mineral Properties
The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable and anticipated processing losses). When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.
Long-Lived Assets
Long-lived assets, consisting of equipment held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
Equipment
Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the assets’ useful lives on a straight-line basis. Management estimated the useful lives of its computer software to be 1 year; equipment to be 5 years and vehicles to be 10 years.
Asset Retirement Obligations
Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value at the time when they are

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
2.
BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES (Continued)

incurred or when the event giving rise to such an obligation occurs. The liability is increased (accreted) over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized as part of the asset’s carrying value and is amortized over the asset’s estimated useful life. The amount of the liability will be subject to re-measurement at each reporting period.
The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its exploration and evaluation activities in compliance with applicable environment protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.
Stock-Based Compensation
The Company accounts for share-based compensation under the provisions of ASC 718 Compensation-Stock Compensation. Under the fair value recognition provisions, stock-based compensation expense is measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measured. Share-based compensation for all stock-based awards to employees and directors is recognized as an expense over the requisite service periods, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.
Related Party Transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
Income Taxes
The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss from the current year and any adjustment to income taxes payable related to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or subsequently enacted by the year-end date.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.
Loss Per Share
Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
2.
BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES (Continued)

attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.
Foreign Currency Translation
The functional currency of each entity in the consolidated group is the currency of the primary economic environment in which that entity operates. The foreign currency transactions of each entity are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.
Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.
Management has assessed the functional currency of both WACG and Piek Inc. to be the USD, while the functional currency of WAM is the CAD. The Company’s consolidated reporting currency, which is determined on a discretionary basis, is USD. Exchange differences arising on the translation of WAM’s accounts to USD for reporting purposes, including the translation of non-monetary items using period end rates, are reported in Other Comprehensive Income and are maintained on a carry-forward basis within a separate component of equity.
Recent Accounting Pronouncements
In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting —  Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires incremental disclosures related to a public entity’s reportable segments. Required disclosures include, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount for other segment items (which is the difference between segment revenue less segment expenses and less segment profit or loss) and a description of its composition, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The standard also permits disclosure of more than one measure of segment profit. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024.
In December 2023, the FASB issued Accounting Standards Update 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires public entities on an annual basis to (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). ASU 2023-09 is effective for fiscal years beginning after December 15, 2025. We are evaluating the impact of adopting ASU 2023-09 on our financial statements.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
3.
EQUIPMENT

	December 31, 2024 ($)	December 31, 2023 ($)	Life
Cost:
Computer software	25,050	25,050	1 year
Equipment	2,118,332	2,117,247	5 years
Vehicles	180,859	180,859	10 years
	2,324,241	2,323,156
Accumulated Amortization:
Computer software	(25,050)	(25,050)
Equipment	(697,795)	(274,148)
Vehicles	(42,631)	(24,545)
	(765,476)	(323,743)
Total	1,558,765	1,999,413
For the year ended December 31, 2024 depreciation of equipment and vehicles of $441,672 is included in exploration expenses (2023 – $271,600).
4.
MINERAL PROPERTIES

	Round Top ($)	Honker ($)	Illinois Creek ($)	Others ($)	Total ($)
Total Costs:
Balance at December 31, 2022	407,025	77,308	5,293,245	6,368	5,783,946
Additions	72,600	19,800	63,864	5,610	161,874
ARO change in estimates	(33)	(464)	(22,445)	—	(22,942)
Balance at December 31, 2023	479,592	96,644	5,334,664	11,978	5,922,878
Additions	72,600	19,800	81,881	743	175,024
ARO change in estimates	(13)	(181)	(7,338)	—	(7,532)
Balance at December 31, 2024	552,179	116,263	5,409,207	12,721	6,090,370
Round Top Property, Alaska
The Round Top Property consists of 92 state mineral claims, owned 100% by WACG, located in the Mount McKinley and Nulato mining districts of Alaska.
Honker Property Alaska
The Honker Property consists of 24 state mineral claims, owned 100% by WACG, located in the Mount McKinley mining district of Alaska.
Illinois Creek Mine Project, Alaska
WAGC acquired a 100% interest in the Illinois Creek Mine Project in fiscal 2021 through the issuance of 120 WACG common shares (valued at $540,000) and $3,698,000 payable by the issuance of a promissory note (note 8). As part of the acquisition in fiscal 2021, the Company also terminated a joint venture agreement on the project dating back to fiscal 2018 and reclassified share consideration under the operating agreement of which consisted of 346 common shares (valued at $692,000).

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
4.
MINERAL PROPERTIES (Continued)

The Illinois Creek Mine Project is comprised of various state mineral claims located in Alaska.
Other Exploration Target Projects, Alaska
Paw Print Property
The Paw Print Property consists of 18 state mineral claims, owned 100% by WACG, located in the Mount McKinley and Nulato mining districts of Alaska.
Khotol Property
The Khotol Property consists of 16 state mineral claims, owned 100% by WACG, located in the Mount McKinley and Nulato mining districts of Alaska.
In 2024, the Company staked 3 new claims in the Khotol property for a cost of $743.
The Company staked the claims of both Paw Print and Khotol properties for a total of $6,368 and $6,353 in 2022 and 2023 respectively.
5.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2024	December 31, 2023
Accounts payable	$73,255	$408,303
Other payable	13,427	4,872
	$86,682	$413,175

6.
RELATED PARTY TRANSACTIONS

Due to/from Related Parties
As at December 31, 2024, $722,989 (2023 – $523,757) is included in accounts payable and accrued liabilities and $2,356,065 (2023 – $2,819,083) in promissory note (Note 8) for amounts owing to related parties.
Amounts owing to related parties and included in accounts payable and accrued liabilities are non-interest bearing and have no specific terms of repayment.
7.
ASSET RETIRMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:
Total
Balance, December 31, 2022	$238,220
Accretion expense	9,557
Change in estimates	(22,942)
Balance, December 31, 2023	224,835
Accretion expense	8,656
Change in estimates	(7,532)
Balance, December 31, 2024	$225,959

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
7.
ASSET RETIRMENT OBLIGATIONS (Continued)

As at December 31, 2024, the total undiscounted amount of estimated cash flows required to settle the Company’s asset retirement obligations was $232,272 (December 31, 2023 – $223,081) over the next 4 years at an annual inflation rate of 3% (2023 – 4%) and discounted using an average discount rate of 3.70% (2023 – 3.86%).
During the year ended December 31, 2024, the Company did not incur any reclamation expenditures.
Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated.
8.
PROMISSORY NOTE

On March 31, 2021, and in accordance with the Illinois Creek Agreement, WACG issued a promissory note of $3,698,000. The promissory note accrued interest at 2.0% per annum.
Under the terms of the promissory note, WACG made payments as follows:
(i)
$498,000, together with the accrued interest was paid during the year ended December 31, 2021;

(ii)
$500,000 was paid during the year ended December 31, 2022

Effective April 1, 2023, the promissory note was amended by both parties to increase the interest rate to 5.0% per annum from the previous rate of 2.0% per annum.
On September 30, 2023, the promissory note was further amended by both parties as follows:
(i)
The Company will commence monthly principal repayments of $25,000 at the later of March 31, 2024 or at the closing of the Company’s next financings;

(ii)
The Company will make additional principal reduction payments equal to 6% of all future equity financings;

(iii)
A principal reduction payment of $750,000 will be due on May 1, 2025;

(iv)
A principal reduction payment of the remaining balance and all accrued interest will be due on December 1, 2025.

On December 31, 2024, the promissory note was once again amended by both parties as follows:
(i)
The Company will commence monthly principal repayments of $10,000 until the closing of the next financing, at which time the monthly principal payments will increase to $25,000;

(ii)
The Company will make additional principal reduction payments equal to 6% of all equity financings, plus accrued interest on the outstanding principal balance, due and payable upon closing of each round;

(iii)
A principal reduction payment of $750,000 will be due on June 1, 2026;

(iv)
A principal reduction payment of the remaining balance and all accrued interest will be due on December 1, 2026.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
8.
PROMISSORY NOTE (Continued)

During the year ended December 31,2024, the Company repaid $583,083 in principal repayments. As at December 31, 2024, the balance of the promissory note was $2,356,065 (2023 – $2,819,083) with $239,148 (2023 – $119,083) being accrued interest.
9.
SHARE CAPITAL

Authorized Capital
The Company is authorized to issue an unlimited number of common shares without par value.
Common and Proportionate Stock
Pursuant to the reverse take-over (“RTO”) transaction in 2021, each WACG common share held by a U.S. resident shareholder was exchanged for either (i) a “Merger Unit”, comprised of 1,000 WAM subordinate voting shares (“Subordinate Voting Shares”) and 90 Proportional Shares (“Proportional Shares”); or (ii) 100 Proportional Shares; and each WACG common share held by a non-U.S. resident shareholder was exchanged for 10,000 Subordinate Voting Shares. The Proportional Shares are, in effect, Subordinate Voting Shares compressed at the ratio of 100:1 which have voting and economic rights on an as-converted basis. The Proportional Shares are convertible to Subordinate Voting Shares at the request of the shareholder and with the consent of the Company.
Issued Share Capital
On February 1, 2023, the Company issued 20,000 Subordinate Voting Shares for gross proceeds of $9,000 on exercise of stock options.
On May 4, 2023, the Company issued 2,982,049 units in a private placement for CAD$2.35 per unit for gross proceeds $5,018,862 (CAD$7,007,815). Each unit consists of one subordinate voting share and one-half warrant with an exercise price of CAD$3.15 for a period of 36 months. In addition, the Company paid a cash commission of $298,886 (CAD$405,469) and issued 172,540 broker warrants to the agents. Each broker warrant entitles the holder to purchase one unit of the private placement for a period of 24 months following the closing of the private placement.
On June 23, 2023, the Company issued 25,000 subordinate voting shares for gross proceeds of $17,000 on exercise of stock options.
On September 1, 2023, the Company issued 756,382 units in the first tranche of a private placement for CAD$2.05 per unit, and on September 14, 2023, the Company issued 66,171 units in the final tranche. Each unit consists of one subordinate voting share of the Company and one-half warrant with an exercise price of CAD$3.15 per share for a period of 36 months.
In addition, the Company paid a cash commission of $1,766 (CAD$2,399) and issued 1,170 Finder Warrants to the agents. Each Finder Warrant entitles the holder to purchase one subordinate voting share of the Company for a period of 36 months following the closing of the private placement.
On November 30, 2023, the Company issued 460,000 subordinate voting shares for gross proceeds of $267,000 on exercise of stock options.
On April 4, 2024, the Company issued 100,000 Subordinate Voting Shares to option holders who exercised their options in return for gross proceeds of $65,000.
On April 26, 2024, the Company issued 9,403,352 units in a brokered shelf prospectus offering for CAD$0.65 per unit for gross proceeds of $4,466,627 (CAD$6,112,179). Each unit consists of one

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
9.
SHARE CAPITAL (Continued)

Subordinate Voting Share and one warrant with an exercise price of $0.66 (CAD$0.90) for a period of 36 months. In addition, the Company paid a cash commission $268,313 (CAD$366,731) and issued 564,200 agent warrants to the agents. Each agent warrant entitles the holder to purchase one Subordinate Voting Share at $0.48 (CAD$0.65) for a period of 36 months from issuance date. The Company also incurred professional fees of $7,323 related to this financing.
On May 8, 2024, the Company issued 3,812,981 units in the first tranche of a non-brokered private placement for CAD$0.65 per unit, and on May 14, 2024, the Company issued 200,000 units in the final tranche, for total gross proceeds of $1,897,758 (CAD$2,608,438). Each unit consists of one Subordinate Voting Share and one warrant with an exercise price of $0.66 (CAD$0.90) for a period of 36 months. In addition, the Company paid a cash commission $82,423 (CAD$113,200) and issued 92,923 finders warrants to the finders. Each finders warrant entitles the holder to purchase one Subordinate Voting Share at $0.66 (CAD$0.90) for a period of 36 months from issuance date. The Company also incurred professional fees of $152,646 related to this financing.
On May 27, 2024, the Company issued 100,000 Subordinate Voting Shares to warrant holders who exercised their warrants in return for gross proceeds of $66,002
On June 17, 2024, the Company issued 190,000 Subordinate Voting Shares to option holders who exercised their options in return for gross proceeds of $123,500.
On June 17, 2024, the Company issued 13,181 Subordinate Voting Shares to warrant holders who exercised their warrants in return for gross proceeds of $6,234
On July 16, 2024, the Company issued 50,000 Subordinate Voting Shares to warrant holders who exercised their warrants in return for gross proceeds of $32,881.
On December 31, 2024, the Company issued 200,000 Subordinate Voting Shares to option holders who exercised their options in return for gross proceeds of $62,370.
Stock Options
The Company has a stock option plan under which the Board of Directors may grant options to acquire common shares of the Company to qualified directors, officers, employees, and other service providers. The stock option vests according to the provisions of the individual option agreements approved by the directors’ resolutions and have a maximum of 10 years until expiry. The plan allows for the issuance up to 10% of the number of issued and outstanding common shares of the Company at any time on a non-diluted basis.
The changes in stock options are summarized as follows:
	Weighted Average Exercise Price* (CAD)	Number of Shares Issued or Issuable on Exercise*
Balance at December 31, 2022	$0.93*	3,057,500
Granted	3.12	1,265,000
Exercised	0.72	(505,000)
Balance at December 31, 2023	1.69	3,817,500
Granted	0.54	2,545,000
Exercised	0.66	(490,000)
Expired	0.81	(20,000)
Forfeited	1.69	(225,000)
Balance at December 31, 2024	1.26	5,627,500

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
9.
SHARE CAPITAL (Continued)

*
The weighted average exercise price and number of common shares issued or issuable on exercise have been adjusted for 1:10,000 split.

The following assumptions were used for the Black-Scholes pricing model calculations:
	January 20, 2023	April 6, 2023	March 1, 2024	June 14, 2024	December 27, 2024
Risk-free interest rate	2.88%	2.98%	3.50%	3.51%	3.05%
Expected stock price volatility	101.34%	100.86%	72.61%	67.89%	67.89%
Expected option life in years	5 years	5 years	5 years	5 years	5 years
Dividend rate	Nil	Nil	Nil	Nil	Nil
Stock-based compensation related to stock options was allocated as follows:
•
$567,225 (2023 – $1,166,655) was allocated to management fees;

•
$226,112 (2023 – $739,889) was allocated to exploration expenses;

•
$156,288 (2023 – $83,530) was allocated to consulting fees.

Stock options outstanding and exercisable on December 31, 2024, are summarized as follows:
	Outstanding		Exercisable
Exercise Price (CAD)	Number of Subordinate Voting Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Number of Subordinate Voting Shares Issuable on Exercise	Weighted Average Remaining Life (Years)
$ 0.56	490,000	1.17	490,000	1.17
$ 0.56	630,000	1.46	630,000	1.46
$ 0.85	462,500	1.87	462,500	1.87
$ 0.96	25,000	2.08	25,000	2.08
$ 1.65	275,000	2.39	275,000	2.39
$ 2.75	175,000	2.86	175,000	2.86
$ 3.16	1,125,000	3.06	728,900	3.06
$ 2.70	100,000	3.27	66,000	3.27
$ 0.49	1,000,000	4.17	330,000	4.17
$ 0.85	450,000	4.46	191,667	4.46
$ 0.45	895,000	4.99	895,000	4.99
	5,627,500	3.20	4,269,067	2.98
As at December 31, 2024, the market price of the Company’s common share was CAD$0.48 per share. The intrinsic value of the stock options was $19,601 (CAD$26,850).

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
9.
SHARE CAPITAL (Continued)

Warrants
The following table summarizes information about warrants outstanding as at December 31, 2024:
	Date Issued	Expiry Date	Exercise Price (CAD)	Number of Warrants Outstanding	Intrinsic Value ($)
Outstanding at December 31, 2022				—	—
Broker warrants	May 4, 2023	May 4, 2025	2.35	172,540	—
Private placement warrants	May 4, 2023	May 4, 2026	3.15	1,491,024	—
Private placement warrants	September 1, 2023	September 1, 2026	3.15	378,191	—
Finders warrants	September 1, 2023	September 1, 2025	3.15	1,170	—
Private placement warrants	September 14, 2023	September 14, 2026	3.15	33,086	—
Outstanding at December 31, 2023			3.08	2,076,011	—
Private placement warrants	April 26, 2024	April 26, 2027	0.90	9,403,352	—
Agents warrants	April 26, 2024	April 26, 2027	0.65	564,200	—
Private placement warrants	May 8, 2024	May 8, 2027	0.90	3,812,981	—
Finders warrants	May 8, 2024	May 8, 2027	0.90	92,923	—
Private placement warrants	May 14, 2024	May 14, 2027	0.90	200,000	—
Exercise	April 26, 2024	April 26, 2027	0.90	(150,000)	—
Exercise	April 25, 2024	April 25, 2027	0.65	(13,181)	—
Outstanding at December 31, 2024			1.18*	15,986,286	—

*
The weighted average exercise price and weighted average life was CAD$1.18 and 2.23 years, respectively.

The Company’s Private placement warrants and Finder warrants are warrants that when exercised by the holder, the Company will issue one subordinate voting share for each warrant exercise. For the Broker warrants, the holder receives one subordinate voting share and one Private placement warrant for each Broker warrant exercise.
Restricted Share Units
On March 1, 2024, the Company issued 88,538 restricted share units (“RSU”) to two employees with a vesting date being one year from the grant date. Each RSU entitles the holder to be issued one Subordinate Voting Share of the Company on vesting. These RSUs are valued at the date of grant at $31,984, of which $26,727 have been recorded as management fees, exploration expenses and consulting fees during the year ended December 31, 2024.
On October 17, 2024, the Company issued 114,588 RSUs to three directors with a vesting date being one year from grant date. Each RSU entitles the holder to be issued one Subordinate Voting Share of the Company on vesting. These RSUs are valued at the date of grant at $51,666, of which $10,617 have been recorded as a stock-based compensation during the year ended December 31, 2024.
On December 27, 2024, the Company issued 75,000 RSUs to two employees and an officer with a vesting date being one year from the grant date. Each RSU entitles the holder to be issued one Subordinate

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
9.
SHARE CAPITAL (Continued)

Voting Share of the Company on vesting. These RSUs are valued at the date of grant at $23,411, of which $257 have been recorded as a share-based payment during the year ended December 31, 2024.
Share-based payments for the RSUs was allocated as follows:
•
$11,233 (2023 – $nil) from RSUs was allocated to management fees;

•
$26,573 (2023 – $nil) from RSUs was allocated to exploration expenses;

The following table summarizes information about RSUs outstanding as at December 31, 2024:
	Date Issued	Vesting Date	No. of RSUs
Grant	March 1, 2024	March 1, 2025	88,538
Grant	October 17, 2024	October 17, 2025	114,588
Grant	December 27, 2024	December 27, 2025	75,000
Outstanding at December 31, 2024			278,126

10.
INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:
	December 31, 2024	December 31, 2023
Net loss before tax	$(7,279,098)	$(10,073,774)
Statutory tax rate	27%	27%
Expected income tax recovery	(1,965,356)	(2,719,919)
Effect of current items	111,433	(131,408)
True-up of prior year amounts	(98,600)	—
Tax assets not recognized	1,952,523	2,851,327
Income tax recovery	$—	$—
The significant components of deferred tax assets that have not been included on the statements of financial position are as follows:
	December 31, 2024	December 31, 2023
Share issuance costs	$268,150	$238,300
Non-capital losses available for future period (USA)	2,381,162	1,888,920
Non-capital losses available for future period (Canada)	1,408,434	1,051,380
Exploration and evaluation assets	7,070,105	6,115,994
Equipment	206,678	87,411
Total deferred tax pools, net	11,334,529	9,382,005
Valuation allowance	(11,334,529)	(9,382,005)
	$—	$—
The Company has approximately $8,819,000 of non-capital losses in Canada which expire between 2041 and 2044 and approximately $5,146,000 of non-capital losses in the US. Tax attributes are subject to review and potential adjustment by tax authorities.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
ALASKA SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars)
11.
SEGMENTED INFORMATION

A reporting segment is defined as a component of the Company that:
(i)
Engages in business activities from which it may earn revenues and incur expenses;

(ii)
Operating results are reviewed regularly by the entity’s chief operating decision maker; and

(iii)
Discrete financial information is available.

The Company has determined that it operates its business in one geographical segment located in Alaska, United States, where majority of its equipment and all of its mineral properties are located.
12.
SUBSEQUENT EVENTS

On March 21, 2025, the Company completed an unsecured loan transaction with certain lenders (the “Lenders”) to the Company, pursuant to which the Company has issued promissory notes in the aggregate principal amount of $1,200,000. The Loan will mature after 36 months and bear interest at rate of 10% per annum. The Loan will be payable by the Company after 12 months. In addition, the Company has also issued to the Lenders an aggregate of 2,697,600 bonus warrants (the “Warrants”). Each Warrant entitles the holder to purchase one subordinate voting share of the Company at an exercise price of CAD$0.64 for a period of 36 months from the date of issuance.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other expenses of issuance and distribution
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the subordinate voting shares being registered hereby. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee.
SEC registration fee	$
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses (including legal fees)
Transfer agent and registrar fees and expenses
Miscellaneous
Total	$
Item 14.   Indemnification of directors and officers
We are subject to the provisions of Part 5, Division 5 of the Business Corporations Act (British Columbia), or the “BCBCA”. Under Section 160 of the BCBCA, we may, subject to Section 163 of the BCBCA:
1.
indemnify an individual who:

•
is or was a director or officer of our company;

•
is or was a director or officer of another corporation (i) at a time when such corporation is or was an affiliate of our company; or (ii) at our request, or

•
at our request, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and including, subject to certain limited exceptions, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), against all eligible penalties to which the eligible party is or may be liable; and
2.
after final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, where:

•
“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding.

•
“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

•
“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Under Section 161 of the BCBCA, and subject to Section 163 of the BCBCA, we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.
Under Section 162 of the BCBCA, and subject to Section 163 of the BCBCA, we may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the proceeding, provided that we must not make such payments unless we first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under Section 163 of the BCBCA, the eligible party will repay the amounts advanced.
Under Section 163 of the BCBCA, we must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable under Section 160 of the BCBCA or pay the expenses of an eligible party actually and reasonably incurred in respect of that proceeding under Sections 160, 161 or 162 of the BCBCA, as the case may be, if any of the following circumstances apply:
•
if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, we were prohibited from giving the indemnity or paying the expenses by our memorandum or articles;

•
if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, we are prohibited from giving the indemnity or paying the expenses by our memorandum or articles;

•
if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of our company or the associated corporation, as the case may be; or

•
in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of our company or by or on behalf of an associated corporation, we must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable under Section 160 of the BCBCA, or pay the expenses actually and reasonably incurred by the eligible party under Sections 160, 161 or 162 of the BCBCA, as the case may be, in respect of the proceeding.
Under Section 164 of the BCBCA, and despite any other provision of Part 5, Division 5 of the BCBCA and whether or not payment of expenses or indemnification has been sought, authorized or declined under Part 5, Division 5 of the BCBCA, on application of our company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:
•
order us to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

•
order us to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

•
order the enforcement of, or any payment under, an agreement of indemnification entered into by us;

•
order us to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under Section 164 of the BCBCA; or

•
make any other order the court considers appropriate.

Section 165 of the BCBCA provides that we may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation.
Under our articles, and subject to the BCBCA, we must indemnify each person who is or was a director, alternate director or officer of our company and his or her heirs and legal personal representatives against all

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each current or former director, alternate director or officer is deemed to have contracted with our company on the terms of the indemnity contained in our articles.
Under our articles, and subject to the BCBCA, we may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for us. We have entered into indemnity agreements with our directors and certain of our officers.
Pursuant to our articles, the failure of an eligible party to comply with the BCBCA or our articles does not invalidate any indemnity to which he or she is entitled under our articles.
Despite any other provision of our articles, we are not obliged to make any payment that is prohibited by the BCBCA or by court order in force at the date the payment is made.
Under our articles, we may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:
•
is or was serving as a director, alternate director or officer of our company;

•
is or was serving as a director, alternate director or officer of any associated company; or

•
at our request, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity against any liability incurred by him or her in such equivalent position;

In addition, we have entered into an indemnification agreement with each of our directors and our Chief Financial Officer, which requires us to indemnify them.
Item 15.   Recent sales of unregistered securities
We have closed the following private placements under Regulation S of the Securities Act:
On May 5, 2022, we issued by private placement an aggregate of 4,170,000 subordinate voting shares at a price of C$1.20 per share for gross proceeds of approximately C$5 million. The use of proceeds from this financing was exploration activities and general working capital purposes.
On August 22, 2022, we issued, in the first tranche of a private placement, an aggregate of 2,378,219 subordinate voting shares at a price of C$4.10 per share for gross proceeds of approximately C$7.5 million. In connection with this tranche, we issued 36,585 finder’s shares. On September 6, 2022, we issued in a second tranche an aggregate of 548,780 subordinate voting shares for gross proceeds of approximately C$2.2 million. The use of proceeds from this financing was exploration activities and general working capital purposes.
We have granted to one shareholder a right of participation in future issuance, by private placement or public offering, of subordinate voting shares (or securities convertible into subordinate voting shares), other than certain excluded offerings. For so long as the shareholder holds not less than 3% of the issued and outstanding subordinate voting shares, we have agreed to offer to the shareholder the right to subscribe for securities on the same terms and conditions as such securities are being offered to third parties, so that the shareholder may maintain its proportional ownership.
On May 4, 2023 we issued by private placement an aggregate of 2,982,049 units at a price of C$2.35 per unit for gross proceeds of approximately $7 million and paid a cash commission of C$405,469 and issued 172,540 broker warrants. Each unit is comprised of one subordinate voting share and one-half of one subordinate voting share purchase warrant. Each warrant is exercisable to purchase one subordinate voting share at a price of C$3.15 for a term of three years. Each broker warrant was exercisable to purchase one unit at a price of C$2.35 for a term of two years. The use of proceeds from this financing was exploration activities and general working capital purposes.
On September 1, 2023, we issued by private placement 756,382 units at a price of C$2.05 per unit for gross proceeds of approximately $1.55 million and paid a cash commission of C$2,399 and issued 1,170

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
finder’s warrants. On September 14, 2023, we issued a second tranche of 66,171 units for gross proceeds of C$135,650.55. Each unit is comprised of one subordinate voting share and one-half of one subordinate voting share purchase warrant. Each warrant is exercisable to purchase one subordinate voting share at a price of C$3.15 for a term of three years. Each finder warrant is exercisable to purchase one subordinate voting share at a price of C$3.15 for a term of three years. The use of proceeds from this financing was exploration activities and general working capital purposes.
On April 26, 2024 we issued, by way of shelf prospectus offering in Canada and private placement in the United States, an aggregate of 9,403,352 units at a price of C$0.65 per unit for gross proceeds of approximately C$6.1 million and paid a cash commission of C$366,731 and issued 564,200 broker warrants. Each unit is comprised of one subordinate voting share and one subordinate voting share purchase warrant. Each warrant is exercisable to purchase one subordinate voting share at a price of C$0.90 for a term of three years. Each broker warrant was exercisable to purchase one subordinate voting share at a price of C$0.65 for a term of three years. The use of proceeds from this financing was exploration activities and general working capital purposes.
On May 8, 2024, we issued by private placement 3,812,981 units at a price of C$0.65 per unit in a first tranche, and on May 14, 2024, 200,000 units in a second tranche, for total gross proceeds of approximately C$2.6 million. In connection with the private placement, we paid a cash commission of C$82,423 and issued 92,923 finder’s warrants. Each unit is comprised of one subordinate voting share and one subordinate voting share purchase warrant. Each warrant is exercisable to purchase one subordinate voting share at a price of C$0.90 for a term of three years. Each finder warrant is exercisable to purchase one subordinate voting share at a price of C$0.90 for a term of three years. The use of proceeds from this financing was exploration activities and general working capital purposes.
On March 21, 2025, we issued by private placement promissory notes in the aggregate principal amount of US$1,200,000. The notes mature after three years and bear interest at a rate of 10% per annum. The notes will be repayable by us after 12 months. We also issued an aggregate of 2,697,600 subordinate voting share purchase warrants, each exercisable to purchase one subordinate voting share at an exercise price of C$0.64 for a term of three years.
Item 16.   Exhibits and financial statement schedules
(a)
Exhibits

Exhibit No.	Description of Exhibit
3.1*	Notice of Articles
3.2*	Certificate of Incorporation
3.3*	Bylaws
4.1*	Form of Warrant
5.1*	Opinion of DuMoulin Black LLP
5.2*	Opinion of Dorsey & Whitney LLP related to the Warrants
10.1*	Form of Placement Agency Agreement
10.2*	Promissory Note dated March 31, 2021 by and between the Company and Joe Piekenbrock
10.3*	First Amendment to Promissory Note effective August 16, 2021 by and between Western Alaska Copper & Gold and Joe Piekenbrock
10.4*	Second Amendment to Promissory Note effective October 1, 2021 by and between the Western Alaska Copper & Gold and Joe Piekenbrock
10.5*	Third Amendment to Promissory Note effective March 31, 2022 by and between the Western Alaska Copper & Gold and Joe Piekenbrock
10.6*	Fourth Amendment to Promissory Note effective March 31, 2023 by and between the Western Alaska Copper & Gold and Joe Piekenbrock

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
Exhibit No.	Description of Exhibit
10.7*	Fifth Amendment to Promissory Note effective September 30, 2023 by and between the Western Alaska Copper & Gold and Joe Piekenbrock
10.8*	Sixth Amendment to Promissory Note effective October 31, 2024 by and between the Western Alaska Copper & Gold and Joe Piekenbrock
10.9*	Seventh Amendment to Promissory Note effective December 31, 2023 by and between the Western Alaska Copper & Gold and Joe Piekenbrock
10.10*	Independent Contractor Agreement dated May 13, 2024 by and between the Company and Darren Morgans
10.11*	Corporate Finance Advice Letter Agreement dated October 26, 2023 by and between the Company and S. Mitchell & Associates LLC
10.12*	Western Alaska Minerals Corp. Long-Term Incentive Plan dated November 5, 2021
10.13*	Executive Employment Agreement dated January 1, 2023 by and between the Company and Kit Marrs
10.14*	Executive Employment Agreement dated January 1, 2023 by and between the Company and Joan Marrs
10.15*	Executive Employment Agreement dated January 1, 2023 by and between the Company and Joe Piekenbrock
21.1*	Subsidiaries
23.1*	Consent of Davidson & Company LLP, independent registered public accounting firm
23.3*	Consent of DuMoulin Black LLP (included in Exhibit 5.1)
23.4*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.2)
24.1*	Power of Attorney (included on Signature Page)
96.1	S-K 1300 Technical Report Summary Illinois Creek Project, Western Alaska, USA
107*	Calculation of Filing Fees Table

*
To be filed by amendment.

(b)   Financial Statement Schedules
None
Item 17.   Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first us.

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, Alaska Silver Corp. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on May [•], 2025.
ALASKA SILVER CORP.
By:
/s/

Name:
Kit Marrs

Title:
Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kit Marrs, as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May [•], 2025.
Signature	Title
/s/ Kit Marrs	Chief Executive Officer and Director
/s/ Darren Morgans	Chief Financial Officer
/s/ Nate Brewer	Director
/s/ Susan Mitchell	Director
/s/ Kevin Nishi	Director
/s/ David Smallhouse	Director

Confidential Treatment Requested By Alaska Silver Corp.
Pursuant to 17 C.F.R. Section 200.83
AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of Alaska Silver Corp. in the United States, on [•], 2025
[•]
/s/ [•]